    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 27 1997


                                                      REGISTRATION NO. 333-37235

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             AMKOR TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              3674                            23-292-5614
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                             AMKOR TECHNOLOGY, INC.
                             1345 ENTERPRISE DRIVE
                             WEST CHESTER, PA 19380
                                 (610) 431-9600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               FRANK J. MARCUCCI
                            CHIEF FINANCIAL OFFICER
                             AMKOR TECHNOLOGY, INC.
                             1345 ENTERPRISE DRIVE
                             WEST CHESTER, PA 19380
                                 (610) 431-9600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:

                LARRY W. SONSINI, ESQ.                                 ALAN L. BELLER, ESQ.
                 PAGE MAILLIARD, ESQ.                                   YONG G. LEE, ESQ.
               BRUCE M. MCNAMARA, ESQ.                          CLEARY, GOTTLIEB, STEEN & HAMILTON
           WILSON SONSINI GOODRICH & ROSATI                             ONE LIBERTY PLAZA
               PROFESSIONAL CORPORATION                                 NEW YORK, NY 10006
                  650 PAGE MILL ROAD                                      (212) 225-2000
                 PALO ALTO, CA 94304
                    (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

                             SUBJECT TO COMPLETION

                                OCTOBER 27 1997

PROSPECTUS
                                                                            LOGO

                  SHARES

AMKOR TECHNOLOGY, INC.

COMMON STOCK
($.001 PAR VALUE)

Of the           shares (the "Shares") of Common Stock, $.001 par value ("Common
Stock") of Amkor Technology, Inc. ("Amkor" or the "Company") offered hereby,
          Shares are being sold by the Company and           Shares are being
sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders.

Of the           Shares offered hereby,           Shares are being offered by
the U.S. Underwriters (as defined herein) in the United States and Canada (the
"U.S. Offering") and           Shares are being offered by the International
Underwriters (as defined herein) in a concurrent offering outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters"). The Price to Public and Underwriting Discount per share will be identical for the U.S. Offering and the International Offering. See "Underwriting." The closing of the U.S. Offering and International Offering are conditioned upon each other. Following the Offerings, certain members of management and their affiliates will
beneficially own      % of the Company's outstanding Common Stock. See
"Principal and Selling Stockholders."

Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be
between $     and $     per share. See "Underwriting" for a discussion of
factors to be considered in determining the initial public offering price.

Application has been made to have the Common Stock approved for listing on the Nasdaq National Market under the symbol "AMKR."

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------
                                                                                      PROCEEDS TO
                                  PRICE TO                          PROCEEDS TO         SELLING
                                   PUBLIC         UNDERWRITING       COMPANY(1)       STOCKHOLDERS
                                                    DISCOUNT
Per Share................... $                 $                 $                 $
Total(2).................... $                 $                 $                 $
-----------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company, estimated at $        .

(2) The Company has granted the U.S. Underwriters and the International
    Underwriters 30-day options to purchase up to         and         additional
    Shares, respectively, solely to cover over-allotments, if any. If the Underwriters exercise these options in full, the total Price to Public,
    Underwriting Discount and Proceeds to the Company will be $        ,
    $        and $        , respectively. See "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about                , 1997.

SALOMON BROTHERS INC

                            BANCAMERICA ROBERTSON STEPHENS

                                                 COWEN & COMPANY

The date of this Prospectus is             , 1997.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

                                   [ARTWORK]

     [Photograph of manufacturing facilities; pictures of products; and diagram of wafer fabrication, packaging and test operations.]

     PowerQuad(R) and SuperBGA(R) are registered trademarks of the Company and ChipArray(TM) and PowerSOP(TM) are trademarks of the Company. MicroBGA(TM) is a trademark of Tessera, Inc. This Prospectus includes other trademarks and trade names of the Company and other entities.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information found elsewhere in this Prospectus, including under "Risk Factors" and the Consolidated Financial Statements and Notes thereto. Certain statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the anticipated growth in the market for the Company's products, the Company's anticipated capital expenditures and financing needs, the Company's expected provision of wafer fabrication services, the Company's expected capacity utilization rates, the Company's anticipated assumption of marketing rights in Japan and Korea, the belief of the Company as to its future operating performance and other statements contained in this Prospectus that are not historical facts are "forward-looking" statements within the meaning of the U.S. federal securities laws. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements

                                  THE COMPANY

     Amkor is the world's largest independent provider of semiconductor packaging and test services. The Company believes that it is also one of the leading developers of advanced semiconductor packaging and test technology in the industry. The Company offers a complete and integrated set of packaging and test services including integrated circuit ("IC") package design, leadframe and substrate design, IC package assembly, final testing, burn-in, reliability testing, and thermal and electrical characterization. As of June 30, 1997, the Company had in excess of 150 customers, including many of the largest semiconductor companies in the world. Such customers include, among others, Advanced Micro Devices, Inc., International Business Machines Corp., Intel Corporation, Lucent Technologies, Inc., Motorola, Inc., National Semiconductor Corp., Philips Electronics N.V., SGS-THOMSON Microelectronics N.V., Siemens AG and Texas Instruments, Inc. ("TI").

     Today, nearly all of the world's major semiconductor companies outsource some or all of their packaging and test needs. The increasing complexities, investment requirements and time to market pressures associated with IC design and production, combined with the growth in the number of ICs being produced and sold, are driving increasing demand for independent packaging and test services. This demand is expected to grow faster than that of the semiconductor industry as a whole. According to industry estimates, independent packaging foundry revenues are expected to grow at a compound annual rate of 20.3% over the next five years from an estimated $5.0 billion in 1996 (32% of the world's IC packaging needs) to $12.5 billion in 2001 (45% of the world's IC packaging needs).

     The Company provides packaging and test services through its three factories in the Philippines as well as four factories of Anam Industrial Co., Ltd. ("AICL") in Korea pursuant to a supply agreement between the Company and AICL. The Company and AICL have had a long-standing relationship. In 1996 and the six months ended June 30, 1997, approximately 72% and 68%, respectively, of the Company's revenues were derived from sales of services performed for the Company by AICL. In addition, substantially all of the revenues of AICL in 1996 and the six months ended June 30, 1997 were derived from services sold by the Company. The Company expects that the businesses of the Company and AICL will continue to remain highly interdependent by virtue of their supply relationship, family ties between their respective shareholders and management, financial relationships, coordination of product and operation plans, joint research and development activities and shared intellectual property rights.

     In the first half of 1998, the Company is scheduled to begin offering wafer fabrication services through AICL's new deep submicron CMOS foundry. The Company expects that this foundry will be capable of producing up to 25,000 8" wafers per month by the end of 1998. Through a strategic relationship with TI, the Company and AICL are currently qualifying .25 micron CMOS process technology, and AICL is negotiating with TI to obtain the technology necessary to migrate to .18 micron CMOS process technology during 1998. AICL's foundry will primarily manufacture DSPs, ASICs and other logic devices. By leveraging the Company's leading position in semiconductor packaging and test services, the new wafer fabrication services will enable the Company to become one of the first providers of a fully integrated, turnkey semiconductor fabrication, packaging and test service solution.

     The Company's strategy is to: (i) maintain its product technology leadership by continuing to design and produce leading-edge packaging technology; (ii) maintain advanced manufacturing capabilities through continuous advancement and refinement of its process technology; (iii) leverage the scale and scope of its packaging and test capabilities to provide Amkor with several competitive advantages, including procurement of key materials and manufacturing equipment, the ability to capitalize on economies of scale and the ability to offer an industry-leading breadth of product offerings; (iv) establish industry packaging standards to bolster sales of leading-edge, high margin and high growth product lines; (v) enhance customer and supplier relationships; (vi) continue to focus on customer support; and (vii) provide an integrated, turnkey solution comprised of wafer fabrication, packaging and test services.

     The Company was organized under the laws of Delaware in September 1997 as a holding company for several affiliated entities under common control and management. See "Reorganization." The Company's principal executive offices are located at 1345 Enterprise Drive, West Chester, PA 19380 and its telephone number at that address is (610) 431-9600.

                                 THE OFFERINGS

Common Stock offered by the Company
  U.S. Offering....................................   shares
  International Offering...........................   shares
                                                      -------------------
          Total....................................   shares
Common Stock offered by Selling Stockholders
  U.S. Offering....................................   shares
  International Offering...........................   shares
                                                      -------------------
          Total....................................   shares
Common Stock to be outstanding after the
  Offerings(1).....................................   shares
Use of Proceeds....................................   For repayment of approximately $240
                                                      million of short-term debt, capital
                                                      expenditures, and other general
                                                      corporate purposes. See "Use of
                                                      Proceeds."
Proposed Nasdaq National Market symbol.............   AMKR

---------------

(1) Excludes         shares of Common Stock issuable upon exercise of options to be granted prior to the Offerings under the Company's 1997 Stock Plan at a
    price of $        per share. Also excludes an aggregate of
    additional shares reserved for future issuance under the Company's 1997 Stock Plan and 1997 Director Option Plan. See "Management" and "Description of Capital Stock" and Notes 1 and 15 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 6 for a discussion of certain factors that should be considered by potential investors.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       SIX MONTHS
                                                         YEAR ENDED DECEMBER 31,                     ENDED JUNE 30,
                                          ------------------------------------------------------   -------------------
                                            1992       1993       1994       1995        1996        1996       1997
                                          --------   --------   --------   --------   ----------   --------   --------
INCOME STATEMENT DATA:
  Net revenues..........................  $303,654   $442,101   $572,918   $932,382   $1,171,001   $542,590   $663,489
  Gross profit..........................    29,418     70,778     58,270    149,047      148,923     80,244     76,948
  Operating income (loss)...............   (14,114)    26,374     13,843     84,855       71,368     45,687     26,168
  Net income (loss).....................   (16,430)    17,236     11,574     59,124       34,188     29,633      3,878
  Pro forma adjustment for income
    taxes(1)............................       800      2,900        200     10,400        2,900      2,500      2,700
  Pro forma net income (loss)(1)........   (17,230)    14,336     11,374     48,724       31,288     27,133      1,178
  Pro forma net income (loss) per common
    share...............................      (.21)       .17        .14        .59          .38        .33        .01
  Shares used in per share
    calculation.........................    82,610     82,610     82,610     82,610       82,610     82,610     82,610

                                                                                        JUNE 30, 1997
                                                                         --------------------------------------------
                                                  DECEMBER 31, 1996       ACTUAL      PRO FORMA(2)     AS ADJUSTED(3)
                                                  ------------------     --------     ------------     --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.....................       $ 49,644          $ 60,943       $ 49,143          $
  Working capital (deficit).....................         36,785            (6,461)       (18,261)
  Total assets..................................        797,613           933,657        921,857
  Long-term debt and due to affiliate
    (non-current)...............................        402,338           436,922        436,922
  Stockholders' equity..........................         38,560            45,548         23,748

---------------

(1) Prior to the reorganization of the Company, Amkor Electronics, Inc. ("AEI"), one of the Company's principal subsidiaries, elected to be taxed as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. Accordingly, AEI did not recognize any provision for federal income tax expense during the periods presented herein. The pro forma adjustment for income taxes reflects the additional U.S. federal income taxes which would have been recorded by the Company if AEI had not been an S Corporation during these periods. See "Reorganization" and Note 1 of Notes to Consolidated Financial Statements.

(2) Pro forma balance sheet data reflects (i) the termination of AEI's S Corporation status which resulted in the recording of a deferred tax liability of $10.0 million (ii) a distribution prior to the Offerings of undistributed earnings of AEI through June 30, 1997 of $11.8 million to shareholders of AEI prior to the Reorganization of the Company (as defined in "Reorganization") and (iii) the reclassification of the remaining retained earnings of AEI of $11.7 million to additional paid-in capital. The amount actually distributed by the Company to such stockholders of AEI will increase to reflect any undistributed net income earned by AEI following June 30, 1997 and prior to such Reorganization. See
    "Reorganization -- Termination of S Corporation status and Distributions" and Notes 1 and 16 of Notes to Consolidated Financial Statements.

(3) As adjusted to give effect to the application of the estimated net proceeds to the Company of the Offerings based on an assumed initial public offering
    price of $        per share. See "Use of Proceeds." Also reflects the
    elimination of the minority interest liability and recording of goodwill related to the issuance of 2,390,000 shares to AICL in exchange for its 40% interest in Amkor/Anam Pilipinas, Inc. See "Reorganization" and Note 1 of Notes to Consolidated Financial Statements.
                            ------------------------

     Capitalized terms used in this summary have the meanings ascribed to such terms elsewhere in this Prospectus. Unless the context otherwise requires, all references in this Prospectus to the "Company" or "Amkor" are to Amkor Technology, Inc. and its subsidiaries. Unless otherwise indicated, all information in this Prospectus (i) gives effect to the Reorganization (as defined under "Reorganization"), including the issuance of 85,000,000 shares of Common Stock in connection therewith, and (ii) assumes that the Underwriters have not exercised the over-allotment options. See "Reorganization," "Description of Capital Stock," "Underwriting," and Note 1 of Notes to Consolidated Financial Statements. References in this Prospectus to "Korea" are to the Republic of Korea, and references to "won" or "W" are to the currency of the Republic of Korea. Solely for the convenience of the reader, this Prospectus contains translations of certain won amounts into U.S. dollars. Unless otherwise indicated, all such translations were made at the base rate under the market average exchange rate system, as announced by the Korea Financial Telecommunications and Clearings Institute in Seoul, Korea (the "Market Average Exchange Rate"), in effect on June 30, 1997, which was W 888 to $1.00. No representation is made that the won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or won, as the case may
be, at any particular rate or at all. On             , 1997, the Market Average
Exchange Rate was W     to $1.00. Financial information for AICL contained in
this Prospectus has been prepared on an consolidated basis and on the basis of Korean generally accepted accounting principles ("GAAP"), which differ in certain significant respects from U.S. GAAP.

     Certain technical terms used throughout this Prospectus are defined in the Glossary appearing immediately prior to the Consolidated Financial Statements at the end of this Prospectus.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus concerning the Company and its business, before purchasing the shares of Common Stock offered hereby. Certain statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the anticipated growth in the market for the Company's products, the Company's anticipated capital expenditures and financing needs, the Company's expected provision of wafer fabrication services, the Company's expected capacity utilization rates, the Company's anticipated assumption from AICL of marketing rights in Japan and Korea, the belief of the Company as to its future operating performance and other statements contained in this Prospectus that are not historical facts, are "forward-looking" statements within the meaning of the U.S. federal securities laws. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

FLUCTUATIONS IN OPERATING RESULTS; DECLINES IN AVERAGE SELLING PRICES

     A variety of factors could materially and adversely affect the Company's revenues, gross profit and operating income, or lead to significant variability of quarterly or annual operating results. These factors include, among others, the cyclical nature of both the semiconductor industry and the markets addressed by end-users of semiconductors, the short-term nature of its customers' commitments, timing and volume of orders relative to the Company's production capacity, changes in capacity utilization, evolutions in the life cycles of customers' products, rescheduling and cancellation of large orders, rapid erosion of packaging selling prices, availability of manufacturing capacity, allocation of production capacity between the Company's facilities and those of AICL, fluctuations in package and test service charges paid to AICL, changes in costs, availability and delivery times of labor, raw materials and components, effectiveness in managing production processes, fluctuations in manufacturing yields, changes in product mix, product obsolescence, timing of expenditures in anticipation of future orders, availability of financing for expansion, changes in interest expense, the ability to develop and implement new technologies on a timely basis, competitive factors, changes in effective tax rates, the loss of key personnel or the shortage of available skilled workers, international political or economic events, currency and interest rate fluctuations, environmental events, and intellectual property transactions and disputes. Unfavorable changes in any of the above factors may adversely affect the Company's business, financial condition and results of operations. In addition, the Company increases its level of operating expenses and investment in manufacturing capacity based on anticipated future growth in revenues. If the Company's revenues do not grow as anticipated, the Company's business, financial condition and operating results may be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company expects that average selling prices for its services may decline in the future, principally due to intense competitive conditions. A decline in average selling prices of the Company's services, if not offset by reductions in the cost of producing those services or by a shift to higher margin products, would decrease the Company's gross margins and could materially and adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON THE HIGHLY CYCLICAL SEMICONDUCTOR AND PERSONAL COMPUTER INDUSTRIES

     The Company's business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical and, at various times, has been subject to significant economic downturns and characterized by reduced product demand, rapid erosion of average selling prices and production overcapacity. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. Because the Company's business will be dependent on the requirements of semiconductor companies for independent packaging, test and wafer fabrication services for the foreseeable future, any future downturn in the semiconductor industry could have a material adverse effect on the Company's business, financial condition and results of operations. In 1996 and the first six months of 1997, the Company's operating results were adversely affected by an unexpected downturn in the semiconductor market. In addition, a significant portion of the Company's net revenues from packaging and test services depends on the packaging and testing of semiconductors used in personal computer ("PC") products. The PC industry is subject to intense competition, is highly volatile and is subject to significant shifts in demand. As a result, any deterioration of business conditions in the PC industry could have a material adverse effect on the Company. See "Business -- Industry Background" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH LEVERAGE

     At June 30, 1997, the Company had outstanding $677.8 million in principal amount of indebtedness, including non-current amounts due to AUSA, and the Company intends to incur additional bank debt prior to and following the Offerings. Following the expected application of the net proceeds to the Company of the Offerings, the Company will continue to have at least $304.7 million in principal amount of indebtedness outstanding. At June 30, 1997, the Company has also guaranteed amounts owed by affiliates of approximately $46 million. At June 30, 1997, the Company had $45.5 million of stockholders' equity and a working capital deficit of $6.5 million (which amounts were $23.7 million and $18.3 million, respectively, on a pro forma basis, after giving effect to the termination of AEI's S Corporation status and the distribution of undistributed net income through June 30, 1997). Following the Offerings, the Company will continue to be subject to the risks associated with leverage, which risks include (i) principal and interest repayment obligations which require the expenditure of substantial amounts of cash, the availability of which will be dependent on the Company's future performance, (ii) inability to repay principal or interest when due, which could result in a default on the debt and legal actions against the Company, (iii) adverse effects of interest expense on the Company's financial condition and results of operations and (iv) potential violations of loan covenants which could lead to loans being called by banks. In addition, a significant portion of the debt is owed to banks located in Korea or branches of such banks located outside Korea. Recently, banks in Korea and their overseas branches have been reducing their lending to companies which have significant amounts of debt relative to their equity. Following the Offerings, the Company will continue to have a significant amount of debt relative to its equity, a large portion of which debt the Company plans to renew when it is due. If the Company's banks do not renew these loans when they become due or do not extend additional loans on acceptable terms to fund the Company's working capital or capital expenditure needs, the Company will be forced to find other sources of financing. There can be no assurance that such financing will be available on favorable terms or at all. If the Company is not able to obtain necessary financing, the Company's business and financial condition will be materially and adversely affected. See "Reorganization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 7, 8, 11 and 16 of Notes to Consolidated Financial Statements.

DEPENDENCE ON RELATIONSHIP WITH AICL; POTENTIAL CONFLICTS OF INTEREST

     AICL was founded in 1956 by Mr. Hyang-Soo Kim, who currently serves as the honorary Chairman and a Representative Director of AICL. AICL is a member of the Anam group of companies (the "Anam Group"), consisting principally of companies in Korea in the electronics industries. The management of AICL and the other companies in the Anam Group are influenced to a significant degree by the family of Hyang-Soo Kim, which, together with the Company, collectively owned approximately 21% of the outstanding common stock of AICL as of June 30, 1997. James Kim, the founder of the Company and currently its Chairman and Chief Executive Officer, is the eldest son of Hyang-Soo Kim. Since

January 1992, in addition to his other responsibilities, James Kim has been serving as acting Chairman of the Anam Group and a director of AICL. Mr. In-Kil Hwang, the President and a Representative Director of AICL, is the brother-in-law of James Kim and a director of AICL. After the Offerings, James Kim and trusts established on behalf of members of his family (the "Kim Family
Trusts") will own approximately      % of the Company's outstanding Common Stock
and James Kim and members of his family will continue to exercise significant control over the Company. See "-- Benefits of the Offerings to Existing Stockholders; Continued Control by Existing Stockholders" and "Principal and Selling Stockholders."

     The businesses of the Company and AICL have been interdependent for many years. In 1996 and the six months ended June 30, 1997, approximately 72% and 68%, respectively, of the Company's revenues were derived from sales of services performed for the Company by AICL. In addition, substantially all of the revenues of AICL in 1996 and the six months ended June 30, 1997 were derived from services marketed by the Company. The Company expects the proportion of its revenues derived from sales of services performed for the Company by AICL and the proportion of AICL's revenues from services sold by the Company to increase as the Company begins selling the wafer fabrication output of AICL's new wafer foundry and with the Company's scheduled assumption from AICL in late 1997 of marketing rights for the Korean and Japanese markets. As a result, the Company's business, financial condition and operating results will continue to be significantly dependent on the ability of AICL to effectively provide contracted services on a cost-efficient and timely basis. The termination of the Company's relationship with AICL for any reason, or any material adverse change in AICL's business resulting from underutilization of its capacity, the level of its debt, labor disruptions, fluctuations in foreign exchange rates, changes in governmental policies, economic or political conditions in Korea or any other reason, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has recently entered into a new supply agreement with AICL (the "Supply Agreement"). Under the Supply Agreement, AICL has granted to the Company a first right to the packaging and test services of AICL and the wafer output of its new wafer foundry. The Company expects to continue to purchase all of AICL's packaging and test services, and to purchase all of AICL's wafer output, under the Supply Agreement. Under the Supply Agreement, pricing arrangements relating to packaging and test services provided by AICL to the Company will be subject to quarterly review and adjustment, and such arrangements relating to the wafer output provided by AICL to the Company will be subject to annual review and adjustment, in each case on the basis of factors such as changes in the semiconductor market, forecasted demand, product mix and capacity utilization and fluctuations in exchange rates, as well as the mutual long-term strategic interests of the Company and AICL. There can be no assurance that any new pricing arrangements resulting from such review and adjustment will be favorable to the Company. Pursuant to long-standing arrangements between AICL and the Company's operating subsidiaries, sales from AICL to the Company will continue to be made through Anam U.S.A., Inc. ("AUSA"), a wholly-owned financing subsidiary of AICL. Under the Supply Agreement, the Company will continue to reimburse AUSA for the financing costs incurred by it in connection with trade financing provided to the Company. The Supply Agreement also provides that Amkor-Anam, Inc., a subsidiary of the Company, will continue to provide raw material procurement and related services to AICL on a fee basis. The Supply Agreement has a five-year term, and AICL is under no obligation to renew the agreement upon its expiration. There can be no assurance that AICL will renew the Supply Agreement upon its expiration or that if it does renew such agreement, it will be on terms that are favorable to the Company.

     AICL's ability to continue to provide services to the Company will depend on AICL's financial condition and performance. AICL currently has a significant amount of debt relative to its equity, which debt the Company expects will continue to increase in the foreseeable future. As of June 30,1997, on the basis of Korean generally accepted accounting principles, AICL had current liabilities of approximately W749 billion ($843 million), including approximately W443 billion ($499 million) of short-term borrowings and approximately W67 billion ($75 million) of current maturities of long-term debt, and had long-term liabilities of approximately W839 billion ($945 million), including approximately W640 billion

($721 million) of long-term debt. As of such date, the total shareholders' equity of AICL amounted to approximately W288 billion ($324 million). In addition, during 1996, AICL's cash flow from operations amounted to W191 billion ($215 million). There can be no assurance that AICL will be able to refinance its existing loans or obtain new loans, particularly in light of recent initiatives by Korean banks to reduce their exposure to highly leveraged companies. In addition, there can be no assurance that AICL will be able to continue to make required interest and principal payments on such loans or otherwise comply with the terms of its loan agreements. Any inability of AICL to obtain financing or generate cash flow from operations sufficient to fund its capital expenditure, debt service and repayment and other working capital and liquidity requirements could have a material adverse effect on AICL's ability to continue to provide services and otherwise fulfill its obligations to the Company. See "-- Risks Associated with Leverage" and "-- Dependence on International Operations and Sales; Concentration of Operations in the Philippines and Korea."

     As of June 30, 1997, AICL was contingently liable under guarantees in respect of debt of its subsidiaries and affiliates in the aggregate amount of approximately W935 billion ($1.1 billion). Such guarantees included those in respect of all of AUSA's debt, as well as $161 million of the Company's debt to banks and the Company's obligations under a receivables sales arrangement. The Company has met a significant portion of its financing needs through financing arrangements obtained by AUSA based on guarantees provided by AICL for the benefit of the Company. There can be no assurance that AUSA will be able to obtain additional guarantees, if necessary, from AICL. Further, a deterioration in AICL's financial condition could trigger defaults under AICL's guarantees, causing acceleration of such loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." In addition, if any relevant subsidiaries or affiliates of AICL were to fail to make interest or principal payments or otherwise default under their debt obligations guaranteed by AICL, AICL could be required under its guarantees to repay such debt, which event could have a material adverse effect on its financial condition and results of operations.

     Historically, AICL has undertaken capacity expansion programs and other capital expenditures primarily on the basis of forecasts of the Company and business plans prepared jointly with the Company. The Supply Agreement provides for continued capital investment by AICL based on the Company's forecasts and operational plans prepared jointly by the Company and AICL reflecting such forecasts. However, there can be no assurance that AICL will be able to fund future capacity expansions and other capital investments required to supply the Company with necessary packaging and test services and wafer output on a timely and cost-efficient basis.

     The Company and AICL have historically cooperated on the development of new package designs and packaging and testing processes and technologies. The Supply Agreement generally provides for continued cooperation between the Company and AICL in research and development, as well as the cross-licensing of intellectual property rights between the Company and AICL. If the Company's relationship with AICL were terminated for any reason, the Company's research and development capabilities and intellectual property position could be materially and adversely affected.

     After the Offerings, the Company will continue to be controlled to a significant degree by James Kim and the Kim Family Trusts, and James Kim and other members of his family will also continue to exercise significant influence over the management of AICL and its affiliates. In addition, the Company and AICL will continue to have certain contractual and other business relationships, including under the Supply Agreement, and may engage in transactions from time to time that are material to the Company. Although any such material agreements and transactions would require approval of the Company's Board of Directors, conflicts of interest may arise in certain circumstances. There can be no assurance that such conflicts will not from time to time be resolved against the interests of the Company. In addition, the Company may agree to certain changes in its contractual and other business relationships with AICL, including pricing, manufacturing allocation, capacity utilization and capacity expansion, among others, which in the judgment of the Company's management will result in reduced short-term profitability for the Company in favor of potential long-term benefits to the Company and AICL. There can be no assurance that the Company's business, financial condition or results of operations will not be adversely affected by any such decision.

CUSTOMER CONCENTRATION; ABSENCE OF BACKLOG

     Due to the concentration of market share in the semiconductor industry, the Company has been largely dependent on a small group of customers for a substantial portion of its business. In 1995, 1996 and the six months ended June 30, 1997, 34.1%, 39.2%, and 37.3%, respectively, of the Company's net revenues were derived from sales to the Company's top five customers, with 13.3%, 23.5%, and 21.2% of the Company's net revenues, respectively, derived from sales to Intel Corporation ("Intel"). The ability of the Company to maintain close, satisfactory relationships with such customers is important to the ongoing success and profitability of its business. The Company expects that it will continue to be dependent upon a relatively limited number of customers for a significant portion of its net revenues in future periods. None of the Company's customers is presently obligated to purchase any amount of packaging or test services or to provide the Company with binding forecasts of product purchases for any period. In addition, the Company's new wafer fabrication business will be significantly dependent upon TI. See "-- Risks Associated with New Wafer Fabrication Business." The reduction, delay, or cancellation of orders from Intel or one of the Company's other significant customers could materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that such customers will not reduce, cancel or delay orders. See "-- Dependence on the Highly Cyclical Semiconductor and Personal Computer Industries."

     All of the Company's customers operate in the cyclical semiconductor business and may vary order levels significantly from period to period. In addition, there can be no assurance that such customers or any other customers will continue to place orders with the Company in the future at the same levels as in prior periods. From time to time, semiconductor companies have experienced reduced prices for some products, as well as delays or cancellations in orders. There can be no assurance that, should these circumstances occur in the future, they will not adversely affect the Company's business, financial condition and results of operations. The loss of one or more of the Company's customers, or reduced orders by any of its key customers, could adversely affect the Company's business, financial condition and results of operations. The Company does not typically operate with any material backlog and, as a result, the Company expects that in the future, revenues in any quarter will be substantially dependent upon orders received in that quarter. The Company's expense levels are based in part on its expectations of future revenues and the Company may be unable to adjust costs in a timely manner to compensate for any revenue shortfall. See "Business -- Marketing and Sales."

EXPANSION OF MANUFACTURING CAPACITY; PROFITABILITY AFFECTED BY CAPACITY UTILIZATION RATES

     The Company believes that its competitive position depends substantially on its ability to expand its manufacturing capacity. Accordingly, although the Company currently has available manufacturing capacity, the Company is continuing to make significant investments to expand such capacity, particularly through the acquisition of capital equipment and the training of new personnel. There can be no assurance that the Company will be able to utilize such capacity or to continue to expand its manufacturing capacity in a timely manner, that the cost of such expansion will not exceed management's current estimates or that such capacity will not exceed the demand for the Company's services. In addition, expansion of the Company's manufacturing capacity will continue to significantly increase its fixed costs, and the Company expects to continue to incur substantial additional depreciation and other expenses in connection with the acquisition of new equipment and the construction of new facilities. Increases or decreases in capacity utilization rates can have a significant effect on gross margins since the unit cost of packaging and test services generally decreases as fixed charges are allocated over a larger number of units produced. Therefore, the Company's ability to maintain or enhance its gross margins will continue to be dependent, in part, on its ability to maintain high capacity utilization rates.

     Capacity utilization rates may be affected by a number of factors and circumstances, including overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment, fire or natural disasters, employee strikes or work stoppages or other circumstances. Although the Company has been able to maintain a high rate of capacity utilization in recent years as a result of its close association with its customers, its knowledge of the semiconductor market conditions, and its continued improvements in operating efficiencies and equipment maintenance, there can be no assurance that this high utilization rate will be sustained in the future. The Company's inability to generate the additional orders necessary to fully utilize its capacity would have a material adverse effect on the Company's business, financial condition and results of operations. For example, in 1996 the Company's capacity utilization rates were negatively affected by an unexpected downturn in the semiconductor industry. There can be no assurance that the Company's utilization rates will not be adversely affected by future declines in the semiconductor industry or for any other reason. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Manufacturing and Facilities."

LIQUIDITY AND FUTURE CAPITAL REQUIREMENTS

     The Company plans to continue to incur substantial costs to fund its equipment and facilities expansion plans and its packaging technology development. The Company believes that the net proceeds from the sale of the Common Stock in the Offerings, together with existing cash balances, cash flow from operations, available equipment lease financing, bank borrowings and financing provided by AICL through its wholly-owned subsidiary, AUSA, will be sufficient to meet its projected capital expenditures, working capital and other cash requirements for at least the next twelve months. There can be no assurance, however, that lower than expected revenues, increased expenses, increased costs associated with the purchase or maintenance of capital equipment, decisions to increase planned capacity or other events will not cause the Company to seek more capital, or capital sooner than currently expected. The timing and amount of the Company's actual capital requirements cannot be precisely determined and will depend on a number of factors, including demand for the Company's services, availability of capital equipment, fluctuations in foreign currency exchange rates, changes in semiconductor industry conditions and competitive factors. There can be no assurance that such additional capital will be available when needed or, if available, will be available on satisfactory terms. Failure to obtain any such financing could have a material adverse effect on the Company. See "-- Risks Associated with Leverage" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON INTERNATIONAL OPERATIONS AND SALES; CONCENTRATION OF OPERATIONS IN THE PHILIPPINES AND KOREA

     All of the production facilities currently used to fill the Company's orders are located in the Philippines and Korea and many of the Company's customers' operations are located in countries outside of the United States. A substantial portion of the Company's revenues are derived from sales to customers located outside of the United States. In 1996 and the first six months of 1997, sales to such customers accounted for 27% and 28%, respectively, of the Company's revenues. The Company expects sales outside of the United States to continue to represent a significant portion of its future revenues. As a result, the Company's business will continue to be subject to certain risks generally associated with doing business abroad, such as foreign governmental regulations, currency fluctuations, political unrest, disruptions or delays in shipments, currency controls and fluctuations, changes in local economic conditions, import and export controls, as well as changes in tax laws, tariffs and freight rates. The Company has structured its global operations to take advantage of lower tax rates in certain countries and tax incentives extended to encourage investment. The Company's tax returns through 1993 in the Philippines and through 1994 in the U.S. have been examined by the Philippine and U.S. tax authorities, respectively. The recorded provisions for subsequent open years are subject to changes upon examination by tax authorities of tax returns for these years. Changes in the mix of income from the Company's foreign subsidiaries, expiration of tax holidays and changes in tax laws and regulations could result in increased effective tax rates for the Company. See Note 10 of Notes to Consolidated Financial Statements.

     The Company's results of operations and growth will be influenced by the political situation in the Philippines and by the general state of the Philippine economy. Although the political and economic situation in the Philippines has stabilized in recent years, it has historically been subject to significant instability. Most recently, the devaluation of the Philippine peso relative to the U.S. dollar beginning in July 1997 has led to instability in the Philippine economy. Any future economic or political disruptions or instability or low economic growth in the Philippines could have a material adverse effect on the Company's business, financial condition and results of operations.

     AICL's operations, which accounted for approximately 72% and 68% of the Company's revenues in 1996 and the first six months of 1997, respectively, are subject to certain specific risks. Relations between Korea and the Democratic People's Republic of Korea ("North Korea") have been tense over most of Korea's history. Incidents affecting relations between the two Koreas continually occur. No assurance can be given that the level of tensions with North Korea will not increase or change abruptly as a result of current or future events, which could have a material adverse effect on AICL's, and as a result the Company's, business, financial condition and results of operations.

     Financial difficulties of certain large business groups in Korea, some of which have undergone reorganization, have also raised concerns over Korea's economic stability and have resulted in banks in Korea reducing their lending to companies which have significant amounts of debt relative to their equity. There can be no assurance that such events will not result in a material adverse effect on AICL's and the Company's, business, financial conditions and results of operations. See "-- Dependence on Relationship with AICL; Potential Conflicts of Interest," "Business -- Marketing and Sales" and "-- Facilities and Manufacturing," and Notes 11 and 14 of Notes to Consolidated Financial Statements.

RAPID TECHNOLOGICAL CHANGE; PRODUCT DEVELOPMENT

     The semiconductor packaging and test industry is characterized by rapid increases in the diversity and complexity of semiconductor packaging products. As a result, the Company expects that it will need to offer, on an ongoing basis, more advanced package designs in order to respond to competitive industry conditions and customer requirements. The requirement to develop and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures in future years. In addition, advances in technology also typically lead to rapid and significant price erosion and decreased margins for older package types and may lead to products currently being offered by the Company becoming less competitive or inventories held by the Company becoming obsolete. The failure by the Company to achieve advances in package design or to obtain access to advanced package designs developed by others could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's success is also dependent upon the ability of it and AICL to develop and implement new manufacturing process and package design technologies. Semiconductor package design and process methodologies have become increasingly subject to technological change, requiring large expenditures for research and development. Converting to new package designs or process methodologies could result in delays in producing new package types which could adversely affect the Company's ability to meet customer orders.

MANUFACTURING RISKS; PRODUCTION YIELDS

     The semiconductor packaging process is complex and involves a number of precise steps. Defective packaging can result from a number of factors, including the level of contaminants in the manufacturing environment, human error, equipment malfunction, use of defective raw materials, defective plating services and inadequate sample testing. From time to time, the Company expects to experience lower than anticipated production yields as a result of such factors, particularly in connection with any expansion of its capacity or change in its processing steps. In addition, the Company's yield on new products will be lower during the period necessary for the Company to develop the requisite expertise and experience in producing such products and using such processes. The failure of the Company or

AICL to maintain high quality production standards or acceptable production yields, if significant and sustained, could result in loss of customers, delays in shipments, increased costs, cancellation of orders and product returns for rework, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Facilities and Manufacturing."

RISKS ASSOCIATED WITH NEW WAFER FABRICATION BUSINESS

     The Company is scheduled to begin providing wafer fabrication services with delivery of the first products from AICL's new foundry expected in the first half of 1998. Neither the Company nor AICL has experience in providing wafer fabrication services, and there can be no assurance that the Company will not experience difficulties in marketing and selling these services or that AICL will not encounter operational difficulties such as lower than expected yields or longer than anticipated production ramp-up, unexpected costs and other problems in providing these services. If the Company or AICL encounters these or similar difficulties, the Company's and AICL's businesses, financial condition and results of operations could be materially adversely affected. In addition, TI has transferred certain of its CMOS processes to AICL and AICL is dependent upon TI's assistance for developing other state-of-the-art wafer manufacturing processes. If AICL's relationship with TI is disrupted for any reason, AICL's ability to produce wafers could be adversely affected, thus negatively impacting the Company's ability to fulfill its customers' orders for fabrication services, which could materially and adversely affect the Company's business, financial condition and results of operations. In addition, AICL's agreement with TI only covers .25 micron CMOS technology and TI is not under any obligation to transfer additional technology, particularly .18 micron or smaller CMOS technology. If AICL is not able to obtain such technology on commercially reasonable terms or at all, the Company's ability to market AICL's wafer fabrication services could be materially and adversely affected which could have a material adverse effect on the Company's and AICL's business, results of operations and financial condition. The Company's right to the supply of wafers from AICL's foundry is subject to a preexisting agreement between AICL and TI, pursuant to which TI has agreed to purchase at least 40% of the capacity of this foundry and under certain circumstances has the right to purchase up to 70% of this capacity. TI has agreed to make such purchases through the Company. As a result, the Company's wafer fabrication business will be significantly dependent upon TI, which may adversely affect the Company's ability to obtain additional customers. If the Company is unable as a result to sell substantially all of the output of AICL's wafer foundry, its business, results of operations and financial condition could be materially and adversely affected. See "Business -- Competition."

DEPENDENCE ON RAW MATERIALS SUPPLIERS AND SUBCONTRACTORS

     The Company obtains the direct materials for the packaging and test services of its factories and for the packaging and test services provided by AICL to fill the Company's orders directly from vendors. To maintain competitive manufacturing operations, the Company must obtain from its vendors, in a timely manner, sufficient quantities of acceptable materials at expected prices. The Company sources most of its raw materials, including critical materials such as lead frames and laminate substrates, from a limited group of suppliers. The Company purchases all of its materials on a purchase order basis and has no long-term contracts with any of its suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to the Company because of vendor capacity constraints and, consequently, the Company has experienced difficulty in obtaining acceptable raw materials on a timely basis. In addition, from time to time, the Company may reject materials that do not meet its specifications, resulting in declines in output or yield. There can be no assurance that the Company will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality. The Company's business, financial condition and results of operations could be materially and adversely affected if its ability to obtain sufficient quantities of raw materials and other supplies in a timely manner were substantially diminished or if there were significant increases in the costs of raw materials that the Company could not pass on to its customers. See "Business -- Facilities and Manufacturing."

INABILITY TO OBTAIN PACKAGING AND TEST EQUIPMENT IN A TIMELY FASHION

     In connection with its future expansion plans, the Company and AICL expect to purchase a significant amount of new packaging and test equipment. From time to time, increased demand for some of this equipment causes lead times to extend beyond those normally met by the equipment vendors. The unavailability of such equipment or the failure of such equipment, or other equipment acquired by the Company or AICL, to operate in accordance with the Company's or AICL's specifications or requirements, or delays in the delivery of such equipment could delay implementation of the Company's or AICL's expansion plans and impair the ability of the Company to meet customer orders or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Facilities and Manufacturing."

MANAGEMENT OF GROWTH

     The Company has experienced and may continue to experience growth in the number of its employees and the scope of its operations. For example, the Company is expanding its scope of operations to include wafer fabrication services and is hiring new personnel in connection with such expansion. This growth is expected to continue to strain the Company's managerial, financial, manufacturing and other resources. In addition, although the Company believes its current controls are adequate, in order to manage its growth, the Company must continue to implement additional operating and financial controls and hire and train additional personnel. Although the Company has been successful in hiring and properly training sufficient numbers of qualified personnel and in effectively managing its growth in the past, there can be no assurance that the Company will be able to do so in the future, and its failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any failure to improve the Company's operational, financial and management systems could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Risks Associated with New Wafer Fabrication Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Employees."

COMPETITION

     The independent semiconductor packaging and test industry is very competitive, being comprised of approximately 50 companies with about 15 of those companies having sales of $100 million per year or more. The Company faces substantial competition from established packaging companies primarily located in Asia, such as Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), ASAT, Ltd. (Hong Kong), Hana Microelectronics Public Co. Ltd. (Hong Kong and Thailand), Astra International (Indonesia), Carsem (Malaysia), Hyundai Corporation (Korea), Siliconware Precision Industries Co., Ltd. (Taiwan), and Shinko Electric Industries Co., Ltd. (Japan). Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities, and have been operating for some time. Such companies have also established relationships with many large semiconductor companies which are current or potential customers of the Company. The principal elements of competition in the independent semiconductor packaging market include time to market, breadth of package offering, technical competence, design services, quality, production yields, responsiveness and customer service and price. On a larger scale, the Company also competes with the internal manufacturing capabilities of many of its largest customers. There can be no assurance that the Company will be able to compete successfully in the future against existing or potential competitors or that the Company's operating results will not be adversely affected by increased price competition.

     The independent wafer fabrication business is also highly competitive. The Company expects its wafer fabrication services to compete primarily with independent wafer foundries such as Chartered Semiconductor Manufacturing Ltd., Taiwan Semiconductor Manufacturing Company Ltd. and United Microelectronics Corporation, as well as with integrated device manufacturers such as LG Semicon Co.,

Ltd., Hitachi, Ltd., Toshiba Corp. and Winbond Electronics Corporation, who provide foundry services for other semiconductor companies. Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and have been operating for some time. Many of these companies have also established relationships with many large semiconductor companies which are current or potential customers of the Company. The principal elements of competition in the wafer foundry market include technology, delivery cycle times, price, product performance, quality, production yield, responsiveness and flexibility, reliability and the ability to design and incorporate product improvements. There can be no assurance that the Company will be able to compete successfully in the future against such companies. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL AND AVAILABILITY OF SKILLED WORKFORCE

     The Company's success depends to a significant extent upon the continued service of its key senior management and its technical personnel, each of whom would be difficult to replace. Competition for qualified employees is intense, and the loss of the services of any of its existing key personnel without adequate replacement, or the inability to attract, retain and motivate qualified new personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, in connection with its expansion plans, the Company and AICL will be required to increase the number of qualified engineers and other employees at their respective facilities in the Philippines and Korea. Competition for such employees in the Philippines and Korea is intense and the inability to attract new qualified personnel or to retain such personnel could have a material adverse effect on the Company's results of operations or financial condition. See "Management."

ENVIRONMENTAL REGULATIONS

     The semiconductor packaging process involves a significant amount of chemicals and gases which are subject to extensive governmental regulations. For example, liquid waste is produced at the stage at which silicon wafers are diced into chips with the aid of diamond saws and cooled with running water. In addition, excess materials on leads and moldings are removed from packaged semiconductors in the trim and form process. The Company has installed equipment to collect certain solvents used in connection with its manufacturing process and has contracted with independent waste disposal companies to remove such hazardous material.

     Federal, state and local regulations in the United States, as well as environmental regulations in Korea and the Philippines, impose various controls on the storage, handling, discharge and disposal of chemicals used in the Company's and AICL's manufacturing process and on the facilities occupied by the Company and AICL. The Company believes that its activities, as well as those of AICL, conform to present environmental and land use regulations applicable to their respective operations and current facilities. Increasing public attention has, however, been focused on the environmental impact of semiconductor manufacturing operations and the risk to neighbors of chemical releases from such operations. There can be no assurance that applicable land use and environmental regulations will not in the future impose the need for additional capital equipment or other process requirements upon the Company or AICL or restrict the Company's or AICL's ability to expand their respective operations. The adoption of new ordinances or similar measures or any failure by the Company or AICL to comply with applicable environmental and land use regulations or to restrict the discharge of hazardous substances could subject the Company or AICL to future liability or cause their respective manufacturing operations to be curtailed or suspended.

INTELLECTUAL PROPERTY

     The Company currently holds 24 United States patents, five of which are jointly held with AICL, related to various IC packaging technologies, in addition to other pending patents. These patents will expire at various dates from 2012 through 2016. With respect to development work undertaken jointly with AICL, the Company and AICL share intellectual property rights under the terms of the Supply Agreement between the Company and AICL. Such Supply Agreement also provides for the cross-licensing of intellectual property rights between the Company and AICL. In addition, the Company enters into agreements with other developers of packaging technology to license or otherwise obtain certain process or package technologies.

     The Company expects to continue to file patent applications when appropriate to protect its proprietary technologies; however, the Company believes that its continued success depends primarily on factors such as the technological skills and innovation of its personnel rather than on its patents. The process of seeking patent protection can be expensive and time consuming. There can be no assurance that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented, or that rights granted thereunder will provide meaningful protection or other commercial advantage to the Company. Moreover, there can be no assurance that any patent rights will be upheld in the future or that the Company will be able to preserve any of its other intellectual property rights.

     As is typical in the semiconductor industry, the Company may receive communications from third parties asserting patents on certain of the Company's technologies. In the event any third party were to make a valid claim against the Company or AICL and a license were not available on commercially reasonable terms, the Company's business, financial condition and results of operations could be materially and adversely affected. Litigation, which could result in substantial cost to and diversion of resources of the Company, may also be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. The failure to obtain necessary licenses or the occurrence of litigation relating to patent infringement or other intellectual property matters could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the agreement between AICL and TI pursuant to which AICL received the technology to produce wafers does not grant any license to AICL, and explicitly provides that TI reserves the right to bring a patent infringement suit against AICL if TI is then generally bringing similar suits against other wafer manufacturers. As a result, the Company could similarly be subject to patent litigation by TI in connection with its sale of wafers produced by AICL. Any such litigation could materially and adversely affect AICL's ability to continue to manufacture wafers and AICL's and the Company's business, financial condition and results of operations.

NO PRIOR MARKET; LIQUIDITY; STOCK PRICE VOLATILITY; DILUTION

     Prior to the Offerings, there has been no public market for the Company's Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Company and the representatives of the Underwriters. There can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offerings or that the market price of the Common Stock will not decline below the initial public offering price. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the semiconductor industry, changes in earnings estimates or recommendations by analysts, or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many high technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. Moreover, investors in the Offerings will incur immediate, substantial book value dilution. See "Dilution" and "Underwriting."

BENEFITS OF THE OFFERINGS TO EXISTING STOCKHOLDERS; CONTINUED CONTROL BY EXISTING STOCKHOLDERS

     Immediately after the closing of the Offerings, based upon shares
outstanding as of           , the existing stockholders of the Company will hold
          shares of Common Stock, or approximately      % of the total number of
shares of Common Stock then outstanding. The Offerings will create a public market for the resale of shares held by these existing stockholders. In addition, the Company's officers, directors, 5% stockholders, and their
affiliates will, in the aggregate, beneficially hold           shares of Common
Stock, or approximately      % of the Company's outstanding shares of Common
Stock after the Offerings. As a result, such stockholders, acting together, will be able to effectively control substantially all matters requiring approval by the stockholders of the Company. Such matters could include the election of a majority of the members of the Board of Directors, proxy contests, mergers involving the Company, tender offers, open market purchase programs or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock. In addition, such continued control could also have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price and may adversely affect the market price of the Common Stock. See "Principal and Selling Stockholders."

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company's Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock $.001 par value ("Preferred Stock") and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company's Certificate of Incorporation (the "Certificate of Incorporation") does not permit cumulative voting. This provision, and other provisions of the Certificate of Incorporation, the Company's bylaws (the "Bylaws") and Delaware corporate law, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after the Offerings could adversely affect the prevailing market price of the Common
Stock. In addition to the           shares of Common Stock offered hereby
(assuming no exercise of the Underwriters' over-allotment options), as of the date of this Prospectus (the "Effective Date"), there will be approximately shares of Common Stock outstanding, all of which are "restricted" shares (the "Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act"). Beginning one year after the Reorganization,
approximately           Restricted Shares will first become eligible for sale in
the public market pursuant to Rule 144 promulgated under the Securities Act, subject to certain volume and other resale restrictions pursuant to Rule 144. See "Shares Eligible for Future Sale."

                                 REORGANIZATION

     In March, 1970, AEI was incorporated in Pennsylvania to design semiconductor packages and provide semiconductor packaging services through a supply relationship with AICL. Since that time, Mr. James Kim, founder of AEI, and the Kim Family Trusts have acquired a majority interest in a number of other companies which support or engage in various aspects of the semiconductor packaging and test business (these companies, together with AEI, are referred to as the "Amkor Companies"). Included within the Amkor Companies are C.I.L. Limited, which markets the Company's services to semiconductor companies in Europe and Asia; T.L. Limited ("TLL"), which provides manufacturing through its subsidiaries Amkor/Anam Advanced Packaging, Inc. ("AARP") and Amkor/Anam Pilipinas, Inc. ("AAP") (which is currently owned 60% by TLL and 40% by AICL), and AAP's wholly-owned subsidiary Automated Microelectronics Inc. ("AMI"); and AK Industries, Inc. and its wholly-owned subsidiary, Amkor-Anam, Inc., which provides raw material purchasing and inventory management services. Amkor Technology, Inc. was formed in September 1997 as a holding company for the Amkor Companies. Prior to the consummation of the Reorganization, the Company conducted no business and held no assets or liabilities.

     Prior to the Offerings, Mr. James Kim and the Kim Family Trusts will contribute all of their respective interests in the Amkor Companies to the Company in exchange for shares of Common Stock. The foregoing contribution will be made pursuant to the terms of certain contribution agreements among the Company, Mr. Kim and the Kim Family Trusts. In addition, at approximately the same time AICL will exchange its interest in AAP for shares of the Company's Common Stock. Such transactions are referred to collectively as the "Reorganization." Following consummation of the Reorganization, substantially all of the issued share capital of the Amkor Companies will be owned by the Company. Following the Offerings, Mr. James Kim and the Kim Family Trusts will
own           shares of Common Stock, representing approximately      % of the
outstanding shares of Common Stock. See "Certain Transactions" and "Principal and Selling Stockholders."

     The Offerings are conditioned upon, among other things, the consummation of the Reorganization.

TERMINATION OF S CORPORATION STATUS AND DISTRIBUTIONS

     Prior to the consummation of the Reorganization, AEI had elected to be treated for U.S. federal and certain state tax purposes as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. As a result, AEI did not recognize federal corporate income taxes. Instead, up until the termination of AEI's S Corporation status (the "Termination Date"), Mr. James Kim and the Kim Family Trusts have been obligated to pay U.S. federal and certain state income taxes on their allocable portion of the income of AEI. The Company, AEI, Mr. Kim and the Kim Family Trusts will enter into tax indemnification agreements providing that the Company and AEI will be indemnified by such stockholders, with respect to their proportionate share of any U.S. federal or state corporate income taxes attributable to the failure of AEI to qualify as an S Corporation for any period or in any jurisdiction for which S Corporation status was claimed through the Termination Date. The tax indemnification agreements will also provide that the Company and AEI will indemnify Mr. Kim and such stockholders if such stockholders are required to pay additional taxes or other amounts attributable to taxable years on or before the Termination Date as to which AEI filed or files tax returns claiming status as an S Corporation. AEI has made various distributions to Mr. Kim and the Kim Family Trusts which have enabled them to pay their income taxes on their allocable portions of the income of AEI. Such distributions totaled approximately $3.1 million, $19.9 million, $13.0 million and $5.0 million in 1994, 1995, 1996 and the first six months of 1997, respectively. The Company expects to make additional distributions to such stockholders prior to the consummation of the Reorganization, which distribution will represent AEI's cumulative net income in all periods prior to the Termination Date less the aggregate amount of distributions previously made to such stockholders. These final distributions are intended to provide such stockholders with the balance of AEI's net income for which they have already recognized income taxes. Through June 30, 1997, the amount of such undistributed net earnings was $11.8 million. See Notes 1 and 10 of Notes to Consolidated Financial Statements.

                  RELATIONSHIP WITH ANAM INDUSTRIAL CO., LTD.

     AICL is a Korean company engaged primarily in providing semiconductor packaging and test services to the Company, which in turn sells such services to its customers. AICL also currently markets its services directly in Korea and Japan, although the Company is scheduled to assume marketing rights for such countries in late 1997. In addition, AICL manufactures and sells electric wiring devices and watches. AICL operates four semiconductor packaging and test facilities in Korea, and is undergoing qualification of a new deep submicron CMOS wafer foundry in Korea which it expects will be capable of producing 25,000 8" wafers per month by the end of 1998. As of June 30, 1997, on the basis of Korean generally accepted accounting principles, AICL had non-consolidated total assets of approximately W1,875 billion ($2.11 billion) and non-consolidated total liabilities of approximately W1,588 billion ($1.79 billion).

     AICL was founded in 1956 by Mr. Hyang-Soo Kim, who currently serves as the honorary Chairman and a Representative Director of AICL. AICL is a member of the Anam Group, consisting principally of companies in Korea in the electronics industries. The businesses of AICL and the other companies in the Anam Group are influenced to a significant degree by the family of Hyang-Soo Kim, which, together with the Company, collectively owned approximately 21% of the outstanding common stock of AICL as of June 30, 1997. James Kim, the founder of the Company and currently its Chairman and Chief Executive Officer, is the eldest son of Hyang-Soo Kim. Since January 1992, in addition to his other responsibilities, James Kim has been serving as acting Chairman of the Anam Group and a director of AICL. Mr. In-Kil Hwang, the President and a Representative Director of AICL, is the brother-in-law of James Kim. After the
Offerings, James Kim and the Kim Family Trusts will own approximately      % of
the outstanding Common Stock of the Company and James Kim and members of his family will continue to exercise significant control over the Company. See"Principal and Selling Stockholders" and "Risk Factors -- Benefits of the Offerings to Existing Stockholders; Continued Control by Existing Stockholders."

     The businesses of the Company and AICL have been interdependent for many years. In 1996 and the six months ended June 30, 1997, approximately 72% and 68%, respectively of the Company's revenues were derived from sales of services performed for the Company by AICL. In addition, substantially all of the revenues of AICL in 1996 and the six months ended June 30, 1997 were derived from services sold by the Company. The Company expects the proportion of its revenues derived from sales of services performed for the Company by AICL and the proportion of AICL's revenues from services sold by the Company to increase as the Company begins selling the wafer fabrication output of AICL's new wafer foundry and with the Company's scheduled assumption from AICL in late 1997 of marketing rights for the Korean and Japanese markets. The Company expects that the businesses of the Company and AICL will continue to remain highly interdependent by virtue of their supply relationship, family ties between their respective shareholders and management, financial relationships, coordination of product and operation plans, joint research and development activities and shared intellectual property rights. As a result, the Company's business, financial condition and operating results will continue to be significantly dependent on the ability of AICL to effectively provide contracted services on a cost-efficient and timely basis. The termination of the Company's relationship with AICL for any reason, or any material adverse change in AICL's business resulting from underutilization of its capacity, the level of its debt, labor disruptions, fluctuations in foreign exchange rates, changes in governmental policies, economic or political conditions in Korea or any other reason, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has recently entered into the Supply Agreement. Under the Supply Agreement, AICL has granted to the Company a first right to the packaging and test services of AICL and the wafer output of its new wafer foundry. The Company expects to continue to purchase all of AICL's packaging and test services, and to purchase all of AICL's wafer output, under the Supply Agreement. Under the Supply Agreement, pricing arrangements relating to packaging and test services provided by AICL to the

Company will be subject to quarterly review and adjustment, and such arrangements relating to the wafer output provided by AICL to the Company will be subject to annual review and adjustment, in each case on the basis of factors such as changes in the semiconductor market, forecasted demand, product mix and capacity utilization and fluctuations in exchange rates, as well as the mutual long-term strategic interests of the Company and AICL. There can be no assurance that any new pricing arrangements resulting from such review and adjustment will be favorable to the Company. Pursuant to long-standing arrangements between AICL and the Company's operating subsidiaries, sales from AICL to the Company will continue to be made through AUSA, a wholly owned financing subsidiary of AICL. Under the Supply Agreement, the Company will continue to reimburse AUSA for the financing costs incurred by it in connection with trade financing provided to the Company. The Supply Agreement also provides that Amkor-Anam, Inc., a subsidiary of the Company, will continue to provide raw material procurement and related services to AICL on a fee basis. The Supply Agreement has a five-year term, and AICL is under no obligation to renew the agreement upon its expiration. There can be no assurance that AICL will renew the Supply Agreement upon its expiration or that if it does renew such agreement, it will be on terms that are favorable to the Company.

     AICL's ability to continue to provide services to the Company will depend on AICL's financial condition and performance. AICL currently has a significant amount of debt relative to its equity, which debt the Company expects will continue to increase in the foreseeable future. As of June 30,1997, on the basis of Korean generally accepted accounting principles, AICL had current liabilities of approximately W749 billion ($843 million), including approximately W443 billion ($499 million) of short-term borrowings and approximately W67 billion ($75 million) of current maturities of long-term debt, and had long-term liabilities of approximately W839 billion ($945 million), including approximately W640 billion ($721 million) of long-term debt. As of such date, the total shareholders' equity of AICL amounted to approximately W288 billion ($324 million). In addition, during 1996, AICL's cash flow from operations amounted to W191 billion ($215 million). There can be no assurance that AICL will be able to refinance its existing loans or obtain new loans, particularly in light of recent initiatives by Korean banks to reduce their exposure to highly leveraged companies. See "Risk Factors -- Risks Associated With Leverage" and " -- Dependence On International Operations and Sales; Concentration of Operations in the Philippines and Korea." In addition, there can be no assurance that AICL will be able to continue to make required interest and principal payments on such loans or otherwise comply with the terms of its loan agreements. Any inability of AICL to obtain financing or generate cash flow from operations sufficient to fund its capital expenditure, debt service and repayment and other working capital and liquidity requirements could have a material adverse effect on AICL's ability to continue to provide services and otherwise fulfill its obligations to the Company.

     As of June 30, 1997, AICL was contingently liable under guarantees in respect of debt of its subsidiaries and affiliates in the aggregate amount of approximately W935 billion ($1.1 billion). Such guarantees included those in respect of all of AUSA's debt, as well as $161 million of the Company's debt to banks and the Company's obligations under a receivables sale arrangement. The Company has met a significant portion of its financing needs through financing arrangements obtained by AUSA for the benefit of the Company, based on guarantees provided by AICL. There can be no assurance that AUSA will be able to obtain additional guarantees, if necessary, from AICL. Further, a deterioration in AICL's financial condition could trigger defaults under AICL's guarantees, causing acceleration of such loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources". In addition, if any relevant subsidiaries or affiliates of AICL were to fail to make interest or principal payments or otherwise default under their debt obligations guaranteed by AICL, AICL could be required under its guarantees to repay such debt, which event could have a material adverse effect on its financial condition and results of operations.

     Historically, AICL has undertaken capacity expansion programs and other capital expenditures primarily on the basis of forecasts of the Company and business plans prepared jointly with the Company. The Supply Agreement generally provides for continued capital investment by AICL based on the

Company's forecasts and operational plans prepared jointly by the Company and AICL reflecting such forecasts. However, there can be no assurance that AICL will be able to fund future capacity expansions and other capital investments required to supply the Company with necessary packaging and test services and wafer output on a timely and cost-efficient basis.

     The Company and AICL have historically cooperated on the development of new package designs and packaging and testing processes and technologies. The Supply Agreement generally provides for continued cooperation between the Company and AICL in research and development, as well as the cross-licensing of intellectual property rights between the Company and AICL. If the Company's relationship with AICL were terminated for any reason, the Company's research and development capabilities and intellectual property position could be materially and adversely affected.

     After the Offerings, the Company will continue to be controlled to a significant degree by the Kim Family Trusts, James Kim and other members of his family will continue to exercise significant influence over the management of AICL and its affiliates. In addition, the Company and AICL will continue to have certain contractual and other business relationships, including under the Supply Agreement, and may engage in transactions from time to time that are material to the Company. Although any such material agreements and transactions would require approval of the Company's Board of Directors, conflicts of interest may arise in certain circumstances. There can be no assurance that such conflicts will not from time to time be resolved against the interests of the Company. In addition, the Company may agree to certain changes in its contractual and other business relationships with AICL, including pricing, manufacturing allocation, capacity utilization and capacity expansion, among others, which in the judgment of the Company's management will result in reduced short-term profitability for the Company in favor of potential long-term benefits to the Company and AICL. There can be no assurance that the Company's business, financial condition or results of operations will not be adversely affected by any such decision.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the           shares of
Common Stock offered by the Company hereby are estimated to be approximately
$          (approximately $          if the Underwriters' over-allotment options
are exercised in full), assuming an initial public offering price of $ per share and after deducting the estimated underwriting discount and estimated offering expenses. The Company will not receive any proceeds from the sale of the shares of Common Stock offered hereby by the Selling Stockholders.

     Approximately $195 million of the net proceeds to the Company from the Offerings will be used to repay numerous short-term bank loans by one of the Company's Philippine subsidiaries originally incurred to finance capital expenditures for the construction and start-up of P3, the Company's newest factory in the Philippines, and for working capital. All of these loans are due within 12 months of June 30, 1997 and bear interest at rates ranging from 7% to 12%. An additional $45 million of the net proceeds to the Company from the Offerings will be used to repay loans under a line of credit incurred by the Company's materials procurement subsidiary. These loans currently have an effective interest rate of 8.02%. The balance of the net proceeds will be used to fund the Company's capital expenditures and for general corporate purposes. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company, although the Company has no current plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transactions. Pending such uses, the net proceeds to the Company of the Offerings will be invested in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company currently anticipates that, following the completion of the Offerings, all future earnings will be retained for use in the Company's business and that the Company will not pay any cash dividends on its Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions. As an S Corporation, AEI made substantial cash distributions to its stockholders to pay income taxes on their allocable portions of AEI's net income. The Company plans to make additional distributions to such stockholders prior to the Termination Date. See "Reorganization."

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1997 (i) the actual capitalization of the Company derived from the Consolidated Financial Statements, (ii) the pro forma capitalization of the Company reflecting the termination of AEI's S Corporation status which will occur in connection with the Reorganization, and (iii) the pro forma capitalization of the Company as
adjusted to reflect the sale by the Company of           shares of Common Stock
pursuant to the Offerings at an assumed initial public offering price of
$          per share and the receipt by the Company of the estimated net proceeds therefrom, after deducting the estimated underwriting discount and estimated offering expenses. The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and should be read in conjunction with such Consolidated Financial Statements and the Notes thereto.

                                                                     JUNE 30, 1997
                                                       ------------------------------------------
                                                                                     PRO FORMA
                                                        ACTUAL      PRO FORMA(1)   AS ADJUSTED(2)
                                                       --------     ------------   --------------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Short term borrowings and current
  portion of long-term debt..........................  $240,829       $240,829        $
                                                       ========       ========        ========
Long-term debt.......................................  $158,802       $158,802        $
Due to affiliate (non-current)(3)....................   278,120        278,120
                                                       --------       --------        --------
Total long-term debt.................................   436,922        436,922
Stockholder's equity:
  Preferred stock, $.001 par value; 10,000,000 shares
     authorized, no shares issued and outstanding....        --             --
  Common Stock, $.001 par value; 500,000,000 shares
     authorized, 82,610,000 shares issued and
     outstanding, actual;           shares issued and
     outstanding, as adjusted(4).....................        46             46
  Additional paid-in capital.........................    22,301         34,001
  Retained earnings (deficit)........................    29,615         (3,885)
  Unrealized gains (losses) on investments...........    (4,258)        (4,258)
  Cumulative transaction adjustment..................    (2,156)        (2,156)
                                                       --------       --------        --------
     Total stockholders' equity......................    45,548         23,748
                                                       --------       --------        --------
          Total capitalization.......................  $482,470       $460,670        $
                                                       ========       ========        ========

---------------

(1) Pro forma balance sheet data reflects (i) the termination of AEI's S Corporation status which resulted in the recording of a deferred tax liability of $10.0 million, (ii) a distribution prior to the Offerings by the Company of undistributed earnings of AEI through June 30, 1997 of $11.8 million to stockholders of AEI prior to the Reorganization and (iii) the reclassification of the remaining retained earnings of AEI of $11.7 million to additional paid-in capital. The amount actually distributed by the Company to such stockholders of AEI will reflect any undistributed net income earned by AEI following June 30, 1997 and prior to the Reorganization.

(2) As adjusted to give effect to the application of the estimated net proceeds to the Company of the Offerings based on an assumed initial public offering price of $ per share. See "Use of Proceeds." Also reflects the issuance of 2,390,000 shares to AICL in exchange for its 40% interest in AAP, resulting in an increase in common stock of $2,000 and an increase in
    additional paid-in capital of $          . See "Reorganization" and Note 1
    of Notes to Consolidated Financial Statements.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(4) Excludes           shares of Common Stock issuable upon exercise of options
    to be granted prior to the Offerings under the Company's 1997 Stock Plan at
    a price of $          per share. Also excludes an aggregate of
    additional shares reserved for future issuance under the Company's 1997 Stock Plan and 1997 Director Option Plan. See "Management" and "Description of Capital Stock" and Notes 1 and 15 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The net tangible book value of the Company as of June 30, 1997 was
approximately $43 million or $          per share of Common Stock. Net tangible
book value per share represents the Company's total tangible assets less total liabilities as reflected in the Consolidated Financial Statements, divided by the number of outstanding shares of the Company's Common Stock (after giving effect to the Reorganization). After giving effect to the sale by the Company of shares of Common Stock offered hereby at an assumed initial public
offering price of $          per share and the receipt by the Company of the
estimated net proceeds therefrom, after deducting the estimated underwriting discounts and offering expenses payable by the Company, the Company's net
tangible book value at June 30, 1997 would have been $          or $
per share of Common Stock. This represents an immediate increase in net tangible
book value of $          per share to existing stockholders and an immediate
dilution in net tangible book value of $          per share to new investors.
The following table illustrates this per share dilution:

        Assumed initial public offering price per share..........             $
          Net tangible book value per share before the
             Offerings...........................................  $
          Increase in net tangible book value per share
             attributable to new investors.......................
                                                                   ------
        Net tangible book value per share after the Offerings....
                                                                              ------
        Dilution per share to new public investors...............
                                                                              ======

     The following table summarizes, as of June 30, 1997 (after giving effect to the Reorganization), the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in the
Offerings (at an assumed initial public offering price of $          per share
and before deducting underwriting discount and estimated offering expenses payable by the Company).

                                    SHARES PURCHASED         TOTAL CONSIDERATION
                                    -----------------       ---------------------     AVERAGE PRICE
                                    NUMBER    PERCENT         AMOUNT      PERCENT       PER SHARE
                                    -------   -------       -----------   -------     -------------
Existing stockholders(1)..........                  %       $                   %      $
New public investors(1)...........
                                    -------    -----        -----------    -----
          Total...................             100.0%       $              100.0%
                                    =======    =====        ===========    =====

---------------

(1) Sales by the Selling Stockholders will reduce the number of shares of Common
    Stock held by existing stockholders to           shares or      % of the
    total number of shares of Common Stock outstanding after the Offerings
    (          or      % assuming the Underwriters' over-allotment options are
    exercised in full), and will increase the number of shares of Common Stock
    held by new investors to           shares or      % of the total number of
    shares of Common Stock outstanding after the Offerings (          shares or
         % assuming the Underwriters' over-allotment options are exercised in full). See "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1996 and as of and for the six-month periods ended June 30, 1996 and 1997 are derived from the consolidated financial statements of Amkor. The consolidated financial statements as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996, and as of and for the six-month period ended June 30, 1997 have been audited by Arthur Andersen LLP, independent public accountants, and their report thereon, together with such consolidated financial statements, are included elsewhere in this Prospectus. The selected consolidated financial data presented below as of December 31, 1992, 1993 and 1994 and June 30, 1996 and for the years ended December 31, 1992 and 1993 and the six months ended June 30, 1996 are derived from unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations for such periods and financial condition at such dates. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year or future periods. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.


                                                                                                                  SIX MONTHS
                                                                    YEAR ENDED DECEMBER 31,                     ENDED JUNE 30,
                                                     ------------------------------------------------------   -------------------
                                                       1992       1993       1994       1995        1996        1996       1997
                                                     --------   --------   --------   --------   ----------   --------   --------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net revenues.....................................  $303,654   $442,101   $572,918   $932,382   $1,171,001   $542,590   $663,489
  Cost of revenues.................................   274,236    371,323    514,648    783,335    1,022,078    462,346    586,541
                                                     ---------  ---------  ---------  ---------  -----------  ---------  ---------
        Gross profit...............................    29,418     70,778     58,270    149,047      148,923     80,244     76,948
  Operating expenses:
    Selling, general and administrative............    27,465     42,649     41,337     55,459       66,625     29,700     47,265
    Research and development.......................       836      1,755      3,090      8,733       10,930      4,857      3,515
    Loss on shut-down of Scotland operations(1)....    15,231         --         --         --           --         --         --
                                                     ---------  ---------  ---------  ---------  -----------  ---------  ---------
        Total operating expenses...................    43,532     44,404     44,427     64,192       77,555     34,557     50,780
                                                     ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Operating income (loss)..........................   (14,114)    26,374     13,843     84,855       71,368     45,687     26,168
  Other (income) expense:
    Interest expense, net..........................     6,330      5,116      5,752      9,797       22,245      6,509     16,355
    Foreign currency translation...................     3,278      2,809     (4,865)     1,512        2,961     (1,845)       101
    Other (income), expense net....................      (468)    (3,501)    (2,639)     6,523        3,150      4,705      1,287
                                                     ---------  ---------  ---------  ---------  -----------  ---------  ---------
        Total other (income) expense...............     9,140      4,424     (1,752)    17,832       28,356      9,369     17,743
                                                     ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Income (loss) before income taxes and minority
    interest.......................................   (23,254)    21,950     15,595     67,023       43,012     36,318      8,425
  Provision for income taxes.......................      (115)     2,445      2,977      6,384        7,876      6,650      2,689
                                                     ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Income (loss) before minority interest...........   (23,139)    19,505     12,618     60,639       35,136     29,668      5,736
  Minority interest................................    (6,709)     2,269      1,044      1,515          948         35      1,858
                                                     ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Net income (loss)................................  $(16,430)  $ 17,236   $ 11,574   $ 59,124   $   34,188   $ 29,633   $  3,878
                                                     =========  =========  =========  =========  ===========  =========  =========
PRO FORMA DATA (UNAUDITED):
  Historical income (loss) before income taxes and
    minority interest..............................  $(23,254)  $ 21,950   $ 15,595   $ 67,023   $   43,012   $ 36,318   $  8,425
  Pro forma provision for income taxes(2)..........       685      5,345      3,177     16,784       10,776      9,150      5,389
                                                     ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Pro forma income (loss) before minority
    interest(2)                                       (23,939)    16,605     12,418     50,239       32,236     27,168      3,036
  Historical minority interest.....................    (6,709)     2,269      1,044      1,515          948         35      1,858
                                                     ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Pro forma net income (loss)(2)                     $(17,230)  $ 14,336   $ 11,374   $ 48,724   $   31,288   $ 27,133   $  1,178
                                                     =========  =========  =========  =========  ===========  =========  =========
  Pro forma net income (loss) per common
    share(2).......................................  $   (.21)  $    .17   $    .14   $    .59   $      .38   $    .33   $    .01
                                                     =========  =========  =========  =========  ===========  =========  =========
  Shares used in computing pro forma net income per
    common share...................................    82,610     82,610     82,610     82,610       82,610     82,610     82,610
                                                     =========  =========  =========  =========  ===========  =========  =========


---------------

(1) During 1992, the Company decided to cease operations at Amkor Anam EuroServices Ltd. ("AAEL"). AAEL was an IC packaging and testing facility located in Scotland. In connection with the shut-down of the facility, AAEL accrued for all of the costs associated with the shut-down, including but not limited to reserves to record the property, plant and equipment at net realizable value, severance, and other operating expenses incurred during the shut-down period.

(2) Prior to the Reorganization, AEI, one of the principal subsidiaries of the Company, elected to be taxed as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. Accordingly, AEI did not recognize any provision for federal income tax expense during the periods presented. The pro forma provision for income taxes reflects the additional U.S. federal income taxes which would have been recorded if AEI had not been an S Corporation during these periods. See "Reorganization" and Note 1 of Notes to Consolidated Financial Statements.

                                                     DECEMBER 31,                                     JUNE 30, 1997
                                 -----------------------------------------------------   ----------------------------------------
                                   1992       1993        1994       1995       1996      ACTUAL    PRO FORMA(1)   AS ADJUSTED(2)
                                 --------   ---------   --------   --------   --------   --------   ------------   --------------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents....  $  5,451   $   8,929   $114,930   $ 96,151   $ 49,664   $ 60,993     $ 49,143
  Working capital (deficit)....    13,896     (13,256)   134,798    111,192     36,785     (6,461)     (18,261)
  Total assets.................   159,795     191,754    426,522    635,868    797,613    933,657      921,857
  Long-term debt and due to
    affiliates.................    79,788      48,740    278,908    326,422    402,338    436,922      436,922
  Stockholders' equity
    (deficit)..................      (207)      7,890      7,146     54,778     38,560     45,548       23,748

---------------

(1) Pro forma balance sheet data reflects (i) the termination of AEI's S Corporation status which resulted in the recording of a deferred tax liability of $10.0 million (ii) a distribution prior to the Offerings by the Company of undistributed earnings of AEI through June 30, 1997 of $11.8 million to stockholders of AEI prior to the Reorganization and (iii) the reclassification of the remaining retained earnings of AEI of $11.7 million to additional paid-in capital. The amount actually distributed by the Company to such stockholders of AEI will increase to reflect any undistributed net income earned by AEI following June 30, 1997 and prior to the Reorganization.

(2) As adjusted to give effect to the application of the estimated net proceeds to the Company of the Offerings based on an assumed initial public offering price of $ per share. See "Use of Proceeds." Also reflects the elimination of the minority interest liability and recording of goodwill related to the issuance of 2,390,080 shares to AICL in exchange for its 40% interest in AAP. See "Reorganization" and Note 1 of Notes to Consolidated Financial Statements."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the anticipated growth in the market for the Company's products, the Company's anticipated capital expenditures and financing needs, the Company's expected provision of wafer fabrication services, the Company's expected capacity utilization rates, the Company's anticipated assumption from AICL of marketing rights in Japan and Korea, the belief of the Company as to its future operating performance and other statements that are not historical facts. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following discussion as well as in "Risk Factors" and "Business." The following discussion provides information and analysis of the Company's results of operations from 1994 through 1996 and for the first six months of 1996 and 1997 and its liquidity and capital resources and should be read in conjunction with the Consolidated Financial Statements and Notes thereto and the selected consolidated financial data included elsewhere in this Prospectus. The operating results for interim periods are not necessarily indicative of results for any subsequent period or for the entire fiscal year.

OVERVIEW

     Background. The Company is the world's largest independent provider of semiconductor packaging and test services. The Company believes that it is also one of the leading developers of advanced semiconductor packaging and test technology in the industry. The Company offers a complete and integrated set of packaging and test services including IC package design, leadframe and substrate design, IC package assembly, final testing, burn-in, reliability testing, and thermal and electrical characterization. The Company provides packaging and test services through its three factories in the Philippines as well as the four factories of AICL in Korea pursuant to the Supply Agreement between the Company and AICL. As of June 30, 1997, the Company had in excess of 150 customers, including many of the largest semiconductor companies in the world.

     The Company was formed in September 1997 as a holding company for the Amkor Companies, including one of the Company's principal operating subsidiaries, AEI, which was incorporated in 1970. These companies were under common control and management prior to the Company's formation. As a result of the Reorganization, the financial statements included in this Prospectus are presented on a consolidated basis. See "Reorganization" and "Certain Transactions." Prior to the Reorganization, AEI elected to be taxed as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. Accordingly, AEI did not recognize any provision for federal income tax expense during the periods presented in the Consolidated Financial Statements. The Consolidated Financial Statements include a pro forma provision for income taxes which reflects the U.S. federal income taxes which would have been recorded by the Company if AEI had not been an S Corporation during these periods. See Notes 1 and 10 of Notes to Consolidated Financial Statements.

     General. From 1994 to 1996, the Company's revenues increased from approximately $572.9 million to $1.17 billion. This increase occurred primarily as a result of increases in unit volumes together with the shift in the Company's product mix from traditional leadframe products to advanced leadframe and laminate products. See "Business -- Products." In order to meet customer demand, the Company has invested significant resources to expand its capacity in the Philippines. In 1996 and the first six months of 1997, the Company incurred and expensed $15.5 million and $16.6 million, respectively, of pre-operating and start-up costs and initial operating losses in connection with its newest factory, P3, in the Philippines. This facility operated at substantially less than full capacity during these periods while customers were completing qualification procedures for BGA packages to be produced at the facility. The Company expects to significantly increase utilization of P3 by the end of 1997. See "Risk Factors -- Expansion of Manufacturing Capacity; Profitability Affected by Capacity Utilization Rates" and "Business -- Facilities and Manufacturing."

     The Company's results of operations are generally affected by the capital-intensive nature of its business. In 1994, 1995, 1996 and the first half of 1997, the Company invested $68.9 million, $123.6 million, $185.1 million and $114.4 million, respectively, in property, plant and equipment. Increases or decreases in capacity utilization rates can have a significant effect on gross margins since the unit cost of packaging and test services generally decrease as fixed charges, such as depreciation expense for the equipment, are allocated over a larger number of units produced. In addition, the Company's gross margin is significantly affected by fluctuations in packaging and test service charges paid to AICL pursuant to the Supply Agreement with AICL, which are subject to quarterly review and adjustment on the basis of factors such as changes in the semiconductor market, forecasted demand, product mix and capacity utilization and fluctuations in exchange rates. The Company's results of operations are also affected by declines over time in the average selling prices for particular products. At times in the past the Company has been able to offset, at least in part, the effect of such decline on its margins by successfully developing and marketing new products with higher margins, such as advanced leadframe and laminate products, and by taking advantage of economies of scale and higher productivity resulting from volume production. However, there can be no assurance that the Company will be successful at offsetting any such declines in the future. See "Risk Factors -- Expansion of Manufacturing Capacity; Profitability Affected by Capacity Utilization Rates" and "-- Competition."

     Due to the concentration of market share in the semiconductor industry, the Company has been largely dependent upon a small group of customers for a substantial portion of its business. In 1994, 1995, 1996 and the six months ended June 30, 1997, 33.5%, 34.1%, 39.2% and 37.3%, respectively, of the
Company's net revenues were derived from sales to the Company's top five customers, with 10.6%, 13.3%, 23.5% and 21.2%, respectively, derived from sales to Intel. See "Risk Factors -- Customer Concentration; Absence of Backlog."

     Relationship with AICL. In 1996 and the first six months of 1997, approximately 72% and 68%, respectively, of the Company's revenues were derived from sales of services performed for the Company by AICL. In addition, substantially all of the revenues of AICL in 1996 and the six months ended June 30, 1997 were derived from services sold by the Company. Historically, AICL has directly sold packaging and test services in Japan and Korea. The Company expects to assume marketing rights for services in Japan and Korea in late 1997. Also, in the first half of 1998, the Company is scheduled to begin offering wafer fabrication services through AICL's new deep submicron CMOS foundry. The Company expects that this foundry will be capable of producing up to 25,000 8" wafers per month by the end of 1998. See "Risk Factors -- Risks Associated with New Wafer Fabrication Business." The Company expects the proportion of its net revenues derived from sales of services performed for the Company by AICL and the percentage of AICL's revenues from services sold by the Company to increase as the Company begins selling the wafer fabrication output of AICL's new wafer foundry and with the Company's anticipated assumption from AICL of the marketing rights for Korea and Japan. Following the Company's assumption of these marketing rights, the Company will have a first right to the packaging and test services and wafer output of AICL's factories.

     The Supply Agreement between the Company and AICL provides, among other things, for periodic price reviews and adjustments and coordination of research and development efforts regarding package design and packaging and testing processes and technologies. The Supply Agreement has a five year term. There can be no assurance that AICL will renew the agreement upon its expiration, or that if it does enter into a new agreement with the Company, any new agreement would be on terms favorable to the Company. See "Relationship with Anam Industrial Co., Ltd."

     The Company expects that the businesses of the Company and AICL will continue to remain highly interdependent by virtue of their supply relationship, family ties between their respective shareholders and management, financial relationships, coordination of product and operation plans, joint research and development activities and shared intellectual property rights. As a result, the Company's business, financial condition and operating results will continue to be significantly dependent on AICL, including without limitation AICL's ability to effectively provide the contracted services on a cost-efficient and timely basis as well as AICL's financial condition and results of operations. The Company will continue to be controlled to a significant degree by James Kim and the Kim Family Trusts, and James Kim and members of his family will also continue to exercise significant influence over the management of AICL and its affiliates. In addition, the Company and AICL will continue to have certain contractual and other business relationships and may engage in transactions from time to time that are material to the Company. Although any such material agreements and transactions would require approval of the Company's Board of Directors, conflicts of interest may arise in certain circumstances. There can be no assurance that such conflicts will not from time to time be resolved against the interests of the Company. In addition, the Company may agree to certain changes in its contractual and other business relationships with AICL, including pricing, manufacturing allocation, capacity utilization and capacity expansion, among others, which in the judgment of the Company's management will result in reduced short-term profitability for the Company in favor of potential long-term benefits to the Company and AICL. There can be no assurance that the Company's business, financial condition or results of operations will not be adversely affected by any such decision. See "-- Liquidity and Capital Resources" and "Risk Factors -- Dependence on Relationship with AICL; Potential Conflicts of Interest."

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                                                             SIX MONTHS
                                                                                                ENDED
                                                              YEAR ENDED DECEMBER 31,         JUNE 30,
                                                             -------------------------     ---------------
                                                             1994      1995      1996      1996      1997
                                                             -----     -----     -----     -----     -----
Net revenues...............................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenues...........................................   89.8      84.0      87.3      85.2      88.4
                                                             -----     -----     -----     -----     -----
    Gross profit...........................................   10.2      16.0      12.7      14.8      11.6
Operating expenses:
  Selling, general and administrative......................    7.2       6.0       5.7       5.5       7.1
  Research and development.................................    0.6       0.9       0.9       0.9       0.5
                                                             -----     -----     -----     -----     -----
    Total operating expenses...............................    7.8       6.9       6.6       6.4       7.6
                                                             -----     -----     -----     -----     -----
Operating income...........................................    2.4       9.1       6.1       8.4       4.0
Other (income) expense:
  Interest expense, net....................................    1.0       1.0       1.9       1.2       2.5
  Foreign currency translation.............................   (0.8)      0.2       0.2      (0.4)      0.0
  Other (income) expense, net..............................   (0.5)      0.7       0.3       0.9       0.2
                                                             -----     -----     -----     -----     -----
    Total other (income) expense...........................   (0.3)      1.9       2.4       1.7       2.7
                                                             -----     -----     -----     -----     -----
Income before income taxes and minority interest...........    2.7       7.2       3.7       6.7       1.3
Provision for income taxes.................................    0.5       0.7       0.7       1.2       0.4
                                                             -----     -----     -----     -----     -----
Income before minority interest............................    2.2       6.5       3.0       5.5       0.9
Minority interest..........................................    0.2       0.2       0.1       0.0       0.3
                                                             -----     -----     -----     -----     -----
Net income.................................................    2.0       6.3       2.9       5.5       0.6
Pro forma provision for income taxes.......................    0.0       1.1       0.2       0.5       0.4
                                                             -----     -----     -----     -----     -----
Pro forma net income.......................................    2.0%      5.2%      2.7%      5.0%      0.2%
                                                             =====     =====     =====     =====     =====

     SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     Net Revenues. The Company's net revenues consist of fees for the packaging and testing of ICs which are consigned by customers to the Company's or AICL's factories. Net revenues for the first six months of 1997 increased 22.3% to $663.5 million from $542.6 million for the first six months of 1996 primarily due to an increase in unit volumes of semiconductors packaged and tested by the Company, offset in part by declines in average selling prices for many of the Company's leadframe products. In addition, the openings of K4, AICL's newest factory, and P3 in September 1996 enabled the Company to begin to expand sales of BGA packages in the first six months of 1997.

     Gross Profit. Gross profit decreased 4.1% to $76.9 million in the first six months of 1997 from $80.2 million in the first six months of 1996, representing a decrease in gross margin to 11.6% from 14.8% during these periods. Cost of revenues consists principally of packaging and test service charges from AICL, costs of direct material for both the Philippine factories and AICL and labor and other costs at the Philippine factories. The decrease in gross margin was primarily due to $10.0 million of initial operating losses and start-up costs incurred in connection with P3, an increase in packaging and test service charges paid to AICL, and the erosion in average selling prices for leadframe products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 59.1% to $47.3 million, or 7.1% of net revenues, in the first six months of 1997 from $29.7 million, or 5.5% of net revenues, in the first six months of 1996 primarily due to increases in personnel in marketing and support to sustain the Company's growth. The growth in employees contributed to an overall increase in employee-related expenses and corporate travel expenses. In addition, during the first six months of 1997, the Company recognized $5.2 million of selling, general and administrative expenses associated with the start-up of P3. The Company has also continued to invest in new information systems in order to enhance operating efficiencies and improve customer service and support.

     Research and Development Expenses. Research and development expenses decreased 27.6% to $3.5 million, or 0.5% of net revenues, in the first six months of 1997, from $4.9 million, or 0.9% of net revenues, in the first six months of 1996. The decrease in research and development costs principally reflected the termination in late 1996 of the Company's efforts to develop its own laminate substrate manufacturing capability.

     Other Income (Expense). Other income (expense) consists of interest expense, net, foreign currency translation expenses and other expense (income), net. Other expense increased 89.4% to $17.7 million in the first six months of 1997 from $9.4 million in the first six months of 1996 primarily as a result of increased interest expense. Interest expense for the first six months of 1997 increased to $19.3 million from $9.8 million in the first six months of 1996 as the Company significantly increased its borrowing to finance capacity expansion. See "-- Liquidity and Capital Resources." Interest expense in each of the periods was offset in part by interest income of $3.0 million and $3.3 million, respectively.

     Income Taxes. The Company's effective tax rate (after giving effect to the pro forma adjustment for income taxes) for the first six months of 1997 was 64% as compared to 25% for the first six months of 1996. The increase in the Company's effective tax rate in the first six months of 1997 from its effective tax rate of 25% in 1996 and 1995 was primarily due to a net loss in the first six months of 1997 for the Company's Philippine subsidiary that owns P3. The Company could not use this loss to offset income from the Company's other Philippine subsidiaries and reduce the amount of Philippine income tax payable by the Company because this subsidiary is not consolidated with the Company's other Philippine subsidiaries for tax reporting purposes. The Company's subsidiary that owns P3 operates under a tax holiday from Philippine income taxes until the end of 2002. The Company expects that if P3 becomes profitable, the Company's effective tax rate related to its Philippine operations during the tax holiday will be less than the Philippine statutory rate of 35%. The Company has structured its global operations to take advantage of lower tax rates in certain countries and tax incentives extended to encourage investment. The Company's tax returns through 1993 in the Philippines and through 1994 in the U.S. have been examined by the Philippine and U.S. tax authorities, respectively. The recorded provisions for subsequent open years are subject to changes upon examination of these tax returns by tax authorities. Changes in the mix of income from the Company's foreign subsidiaries, expiration of tax holidays and changes in tax laws and regulations could result in increased effective tax rates for the Company.

     Minority Interest. Minority interest represents AICL's ownership interest in the consolidated net income of two of the Company's Philippine subsidiaries. In connection with the Reorganization, these subsidiaries became wholly-owned by the Company.

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Revenues. Net revenues in 1996 increased 25.6% to $1.17 billion from $932.4 million in 1995. The increase was primarily due to an increase in units sold together with an increase in sales of newer products, such as advanced leadframe and laminate packages. This increase in sales of newer products offset declines in average selling prices for many of the Company's other products.

     Gross Profit. Gross profit in 1996 and 1995 was approximately $149 million representing a decrease in gross margin to 12.7% in 1996 from 16.0% in 1995. The decrease in gross margin was primarily attributable to increases in cost of revenues due to $15.5 million in pre-operating and start-up costs associated with P3, as well as increased packaging and test service charges paid to AICL.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 20.1% to $66.6 million, or 5.7% of net revenues, in 1996 from $55.5 million, or 6.0% of net revenues, in 1995 as a result of the addition of personnel and infrastructure to service increases in customer demand. In addition, the Company continued its investments in new information systems in order to enhance operating efficiencies and improve customer service and support.

     Research and Development Expenses. Research and development expenses increased 25.2% to $10.9 million, or 0.9% of net revenues, in 1996 from $8.7 million, or 0.9% of net revenues, in 1995 as a result of increased staffing and funding for the Company's efforts to develop laminate substrate manufacturing capabilities, prior to termination of such efforts in late 1996.

     Other Income (Expense). Other expense increased 59.0% to $28.4 million in 1996 from $17.8 million in 1995 primarily as a result of increases in interest expense, net, offset in part by a decrease in other expense, net. Interest expense, net in 1996 increased to $22.2 million from $9.8 million in 1995 as the Company significantly increased its borrowing to finance capacity expansion. See "-- Liquidity and Capital Resources." As a result of this increase in debt, the Company's interest expense increased to $27.7 million in 1996 from $17.3 million in 1995.

     Income Taxes. The Company's effective tax rate (after giving effect to the pro forma provision for income taxes) for 1996 and 1995 was 25%. These rates were different from the United States statutory rate primarily due to the impact of lower tax rates, including tax holidays, in certain of the countries in which the Company's subsidiaries are located. See Note 10 of Notes to Consolidated Financial Statements.

     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net Revenues. Net revenues in 1995 increased 62.7% to $932.4 million from $572.9 million in 1994. This increase was primarily due to an increase in units sold as well as an increase in average selling prices which resulted from significantly increased demand for semiconductors in 1995.

     Gross Profit. Gross profit in 1995 increased 155.8% to $149.0 million from $58.3 million in 1994, representing an increase in gross margin to 16.0% in 1995 from 10.2% in 1994. The increase in gross margin was primarily due to a decrease, as a percentage of sales, in the packaging and test service charges paid to AICL in 1995, together with an increase in the average selling price for many of the Company's products and an increase in the percentage of the Company's revenues from sales of new, higher margin products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 34.2% to $55.5 million, or 6.0% of net revenues, in 1995 from $41.3 million, or 7.2% of net revenues, in 1994 as a result of the addition of personnel and infrastructure to service increases in customer demand. In addition, the Company began making significant investments in new information systems in 1995 in order to enhance operating efficiencies and improve customer service and support.

     Research and Development Expenses. Research and development expenses increased 182.6% to $8.7 million, or 0.9% of net revenues, in 1995 from $3.1 million, or 0.6% of net revenues, in 1994 as a result of increased staffing as well as funding for the Company's efforts to develop laminate substrate manufacturing capabilities.

     Other Income (Expense). Other expense increased to $17.8 million in 1995 from income of $1.8 million in 1994 primarily as a result of foreign currency translation losses of $1.5 million in 1995 as compared to foreign currency translation gains of $4.9 million in 1994 due to a significant depreciation in the Philippine peso relative to the U.S. dollar in 1995 as compared to 1994, as well as increases in interest expense, net to $9.8 million in 1995 from $5.8 million in 1994 as a result of increased borrowing to finance capacity expansion.

     Income Taxes. The Company's effective tax rate (after giving effect to the pro forma provision for income taxes) increased to 25% in 1995 from 20% in 1994 primarily due to a higher proportion of taxable income generated in countries with relatively higher tax rates.

QUARTERLY RESULTS

     The following table sets forth certain unaudited consolidated financial information, including as a percentage of net revenues, for the six fiscal quarters ended June 30, 1997. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere herein. The Company's results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future period. In addition, in light of the Company's recent growth, the Company believes that period-to-period comparisons should not be relied upon as an indication of future performance.

                                                                  QUARTER ENDED
                                         ---------------------------------------------------------------
                                                                SEPT.
                                         MAR. 31,   JUNE 30,     30,      DEC. 31,   MAR. 31,   JUNE 30,
                                           1996       1996       1996       1996       1997       1997
                                         --------   --------   --------   --------   --------   --------
                                                             (DOLLARS IN THOUSANDS)
Net revenues............................ $270,327   $272,262   $285,784   $342,628   $313,019   $350,471
Cost of revenues........................  230,387    231,959    250,898    308,834    287,449    299,093
                                         --------   --------   --------   --------   --------   --------
  Gross profit..........................   39,940     40,303     34,886     33,794     25,570     51,378
Operating expenses:
  Selling, general and administrative...   13,752     15,948     16,716     20,209     20,608     26,657
  Research and development..............    2,100      2,757      3,071      3,002      1,485      2,030
                                         --------   --------   --------   --------   --------   --------
         Total operating expenses.......   15,852     18,705     19,787     23,211     22,093     28,687
                                         --------   --------   --------   --------   --------   --------
Operating income........................   24,088     21,598     15,099     10,583      3,477     22,691
Other expense (income), net.............    3,317      6,052      9,853      9,135      8,165      9,577
                                         --------   --------   --------   --------   --------   --------
Income before income taxes and minority
  interest..............................   20,771     15,546      5,246      1,448     (4,689)    13,114
Provision for income taxes..............    3,803      2,847        961        265     (1,497)     4,186
                                         --------   --------   --------   --------   --------   --------
Income before minority interest.........   16,968     12,699      4,285      1,183     (3,192)     8,928
Minority interest.......................      599       (564)       304        609      1,637        221
                                         --------   --------   --------   --------   --------   --------
Net income.............................. $ 16,369   $ 13,263   $  3,981   $    574   $ (4,829)  $  8,707
                                         ========   ========   ========   ========   ========   ========

                                                                  QUARTER ENDED
                                         ---------------------------------------------------------------
                                                                SEPT.
                                         MAR. 31,   JUNE 30,     30,      DEC. 31,   MAR. 31,   JUNE 30,
                                           1996       1996       1996       1996       1997       1997
                                         --------   --------   --------   --------   --------   --------
Net revenues............................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues........................     85.2       85.2       87.8       90.1       91.8       85.3
                                         --------   --------   --------   --------   --------   --------
  Gross profit..........................     14.8       14.8       12.2        9.9        8.2       14.7
Operating expenses:
  Selling, general and administrative...      5.1        5.9        5.8        5.9        6.6        7.6
  Research and development..............      0.8        1.0        1.1        0.9        0.5        0.6
                                         --------   --------   --------   --------   --------   --------
    Total operating expenses............      5.9        6.9        6.9        6.8        7.1        8.2
                                         --------   --------   --------   --------   --------   --------
Operating income........................      8.9        7.9        5.3        3.1        1.1        6.5
Other expense (income), net.............      1.2        2.2        3.5        2.7        2.6        2.8
                                         --------   --------   --------   --------   --------   --------
Income before income taxes and minority
  interest..............................      7.7        5.7        1.8        0.4       (1.5)       3.7
Provision for income taxes..............      1.4        1.0        0.3        0.1       (0.5)       1.2
                                         --------   --------   --------   --------   --------   --------
Income before minority interest.........      6.3        4.7        1.5        0.3       (1.0)       2.5
Minority interest.......................      0.2       (0.2)       0.1        0.2        0.5        0.0
                                         --------   --------   --------   --------   --------   --------
Net income..............................      6.1%       4.9%       1.4%       0.2%      (1.5)%      2.5%
                                         ========   ========   ========   ========   ========   ========

     The Company's revenues are generally lower in the first quarter of the year as compared to the fourth quarter of the preceding year primarily due to the combined effect of holidays in the United States, the Philippines and Korea. Semiconductor companies in the United States generally reduce their production during the holidays at the end of December which results in a significant decrease in orders for packaging and testing services during the first two weeks of January. In addition, the Company typically closes its factories in the Philippines for holidays in January, and AICL closes its factories in Korea for holidays in February. As a result of these factors, the Company's net revenues are significantly reduced during the months of January and February.

     Beginning in the third quarter of 1996, intense competition in the semiconductor industry worldwide led to a decrease in the average selling prices of many of the Company's leadframe packages. This decrease was partially offset by an increase in sales of advanced leadframe and laminate packages, which carry higher prices and gross margins. In addition, the Company's cost of revenues as a percentage of revenues increased significantly during the three quarters ended March 31, 1997 primarily as a result of initial operating losses and start-up costs associated with P3. Cost of revenues was also affected in the two quarters ended June 30, 1997, as the Company recognized a $3.7 million write-off for custom laminate raw materials which were purchased to meet customer orders which were subsequently cancelled. The Company also increased its staffing at P3 in the two quarters ended June 30, 1997, which resulted in an increase in selling, general and administrative expenses as a percentage of revenues in this period. The combined effect of these factors, however, was to decrease the levels of profitability in the third and fourth quarters of 1996 and the first quarter of 1997.

     The Company's quarterly operating results may vary significantly due to a variety of factors including, among others, the cyclical nature of both the semiconductor industry and the markets addressed by end-users of semiconductors, the short-term nature of its customers' commitments, timing and volume of orders relative to the Company's production capacity, changes in capacity utilization, evolutions in the life cycles of customers' products, rescheduling and cancellation of large orders, rapid erosion of packaging selling prices, availability of manufacturing capacity, allocation of production capacity between the Company's facilities and AICL's facilities, fluctuations in packaging and test service charges paid to AICL, changes in costs, availability and delivery times of labor, raw materials and components, effectiveness in managing production processes, fluctuations in manufacturing yields, changes in product mix, product obsolescence, timing of expenditures in anticipation of future orders, availability of financing for expansion, changes in interest expense, the ability to develop and implement new technologies, competitive factors, changes in effective tax rates, the loss of key personnel or the shortage of available skilled workers, international political or economic events, currency and interest rate fluctuations, environmental events, and intellectual property transactions and disputes. Unfavorable changes in any of the above factors may adversely affect the Company's business, financial condition and results of operations. In addition, the Company increases its level of operating expenses and investment in manufacturing capacity in anticipation of future growth in revenues. To the extent the Company's revenues do not grow as anticipated, the Company's financial condition and operating results may be materially adversely affected. See "Risk
Factors -- Fluctuations in Operating Results; Declines in Average Selling
Price."

LIQUIDITY AND CAPITAL RESOURCES

     The Company has been investing significant amounts of capital in increasing its packaging and test services capacity, including for the construction of P3, the addition of capacity in the Company's other Philippine facilities and the construction of a new manufacturing facility in the United States, scheduled to open in 1998. In 1994, 1995, 1996 and the first half of 1997, the Company made capital expenditures of $68.9 million, $123.6 million, $185.1 million and $114.4 million, respectively. The Company presently anticipates that its capital expenditures for the second half of 1997 will be approximately $80 million, and between $200 million and $215 million for 1998.

     The Company historically has met a significant portion of its cash requirements for working capital and capital expenditures from a combination of cash from operating activities, short-term and long-term bank loans and financing obtained for the benefit of the Company by AUSA, a wholly-owned financing subsidiary of AICL. Cash used by operating activities in 1994 was $26.3 million and cash provided by operating activities in 1995, 1996 and the first six months of 1997 was $47.6 million, $14.0 million, and $56.9 million, respectively. Cash provided by financing activities was $205.9 million, $71.2 million, $148.0 million and $82.1 million for 1994, 1995, 1996 and the six months ended June 30, 1997, respectively.

     At June 30, 1997, the Company's debt consisted of $240.8 million of short-term borrowings, $158.8 million of long-term debt and $278.1 million of amounts due to AUSA. Following the expected application of the net proceeds to the Company of the Offerings, the Company will continue to have at least $304.7 million in principal amount of indebtedness outstanding. In addition, at June 30, 1997 the Company had cash and cash equivalents of $60.9 million and a working capital deficit of $6.5 million ($49.1 and $18.3 million, respectively, on a pro forma basis, after giving effect to the termination of AEI's S Corporation status and the distribution of undistributed earnings through June 30, 1997). The Company's working capital deficit results primarily from the significant amount of its short-term debt, primarily in connection with its Philippine subsidiaries. At June 30, 1997, the Company had extended guarantees in respect of bank debt of affiliates in the amount of $35 million and in respect of vendor obligations of an affiliate in the amount of $11 million, which amount may vary over time. See Note 11 of Notes to Consolidated Financial Statements.

     At June 30, 1997, the Company had $208 million in borrowing facilities with a number of domestic and foreign banks, of which $18 million remained unused. Certain of these agreements require compliance with certain financial covenants and restrictions, and are collateralized by assets of the Company. These facilities are typically revolving lines of credit and working capital facilities for one-year renewable periods and generally bear interest at rates ranging from 7.5% to 9.75%. The Company has received commitments from the banks representing $136 million of the facilities indicating that they intend to renew the facilities when they expire through at least October 1, 1998. Also included in short-term debt are a $40 million term loan, which was redeemed in August 1997 before maturity at its principal amount, and another $10 million term loan that was repaid at maturity. In connection with the repayment of these loans, the Company obtained a three-month $55 million bridge loan from a bank. The Company is currently negotiating with this bank to secure a short-term loan to replace such bridge loan. Also outstanding at June 30, 1997 is $210 million in long-term debt and capital lease obligations with various expiration dates through April 2004, which accrue interest at rates ranging from 6.6% to 9.1%.

     The Company has met a significant portion of its financing needs through financing arrangements obtained by AUSA, AICL's wholly-owned financing subsidiary. A majority of the amount due to AUSA represents outstanding amounts under financing obtained by AUSA for the benefit of the Company, with the balance representing payables to AUSA for packaging and service charges paid to AICL. Based on guarantees provided by AICL, AUSA obtains for the benefit of the Company a continuous series of short-term financing arrangements which generally are less than six months in duration, and typically are less than two months in duration. Because of the short term nature of these loans, the flows of cash to and from AUSA under this arrangement are significant. At June 30, 1987, AUSA had borrowed $273 million of its $285 million of credit facilities. These credit facilities are with U.S. branches of a number of banks located in Korea and have interest rates ranging from approximately 7% to prime plus 0.25%. The Company reimburses AUSA for the interest charges incurred by AUSA under these loans. AUSA has received commitments from its banks indicating that they intend to renew the facilities when they expire through at least October 1, 1998. AUSA has extended similar terms to the Company with respect to amounts due to AUSA by the Company. Accordingly, amounts due to AUSA are classified as noncurrent liabilities. In July 1997, the Company's indebtedness to AUSA was reduced by approximately $83 million with funds received from the Company's Receivables Sale (as defined below). In addition, in August 1997, approximately $50 million of the Company's indebtedness was assumed by AK Investments, Inc. an affiliate of the Company, in connection with the sale to AK investments of its investment in Anam S&T Co., Ltd. and certain investments in and notes receivable from companies unrelated to the semiconductor packaging and test business. See Note 15 of Notes to Consolidated Financial Statements.

     At June 30, 1997, all of AUSA's debt, as well as $161 million of the Company's debt to banks and the Company's obligations under the Receivables Sale (as defined below), was guaranteed by AICL. AICL currently has a significant amount of debt relative to its equity and was contingently liable under guarantees in respect of debt of its subsidiaries and affiliates in the aggregate amount of approximately W935 billion ($1.1 billion), including the guarantees of the Company's loans and AUSA's loans. As a result of its relationship with AICL, the Company's business, financial condition and operating results are significantly dependent on AICL. There can be no assurance that AUSA will be able to obtain additional guarantees, if necessary, from AICL. In addition, a deterioration in AICL's financial condition could trigger defaults under AICL's guarantees, causing acceleration of such loans. See
"-- Overview -- Relationship with AICL," "Risk Factors -- Dependence on Relationship with AICL; Potential Conflicts of Interest" and "Relationship with Anam Industrial Co., Ltd."

     In addition, in July 1997, the Company entered into a trade receivables securitization agreement with a commercial financial institution. Under the terms of the agreement, the financial institution has committed to purchase, with limited recourse, all right, title and interest in eligible receivables, as defined in the agreement, up to $100 million (the "Receivables Sale"). Funds received pursuant to the agreement are subject to a discount of LIBOR plus 0.375%. The agreement, which has an initial term of one year, can be automatically renewed for two consecutive one year periods. Pursuant to the Receivables Sale, the Company has received proceeds of approximately $83.4 million which were applied to reduce the Company's indebtedness to AUSA.

     The Company intends to use the net proceeds from the Offerings to repay approximately $250 million of its outstanding short-term debt to banks. Following the Offerings, the Company will continue to have a significant amount of debt, and the Company expects that its average bank borrowings will increase in 1998 to finance additional working capital requirements from growth of the Company's operations as well as planned capital expenditures to support additional revenue growth. The Company believes that the net proceeds from the Offerings, together with existing funds and cash flow from operations, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. There can be no assurance, however, that lower than expected revenues, increased expenses, increased costs associated with the purchase or maintenance of capital equipment, decisions to increase planned capacity or other events will not cause the Company to seek more capital, or capital sooner than currently expected. The timing and amount of the Company's actual capital requirements cannot be precisely determined and will depend on a number of factors, including demand for the Company's services, availability of capital equipment, fluctuations in foreign currency exchange rates, changes in semiconductor industry conditions and competitive factors.

     Prior to the consummation of the Reorganization, AEI was treated for U.S. federal and certain state tax purposes as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax. As a result, AEI did not recognize federal corporate income taxes. Instead, up until the the Termination Date, Mr. James Kim and the Kim Family Trusts have been obligated to pay U.S. federal and certain state income taxes on their allocable portion of the income of AEI. The Company, AEI, Mr. Kim and the Kim Family Trusts will enter into tax indemnification agreements providing that the Company and AEI will be indemnified by such stockholders, with respect to their proportionate share of any U.S. federal or state corporate income taxes attributable to the failure of AEI to qualify as an S Corporation for any period or in any jurisdiction for which S Corporation status was claimed through the Termination Date. The tax indemnification agreements will also provide that the Company and AEI will indemnify Mr. Kim and such stockholders if such stockholders are required to pay additional taxes or other amounts attributable to taxable years on or before the Termination Date as to which AEI filed or files tax returns claiming status as an S Corporation. AEI has made various distributions to Mr. Kim and the Kim Family Trusts which have enabled them to pay their income taxes on their allocable portions of the income of AEI. Such distributions totaled approximately $3.1 million, $19.9 million, $15.1 million and $5.0 million in 1994, 1995, 1996 and the first six months of 1997, respectively. The Company expects to make additional distributions to such stockholders prior to the consummation of the Reorganization, which distributions will represent AEI's cumulative net income in all periods prior to the Termination Date less the aggregate amount of distributions previously made to such stockholders. These final distributions are intended to provide such stockholders with the balance of AEI's net income for which they have already recognized income taxes. Through June 30, 1997, the amount of such undistributed net earnings was $11.8 million. See "Reorganization" and Notes 1 and 10 of Notes to Consolidated Financial Statements.

FOREIGN CURRENCY TRANSLATION GAINS AND LOSSES

     The Company's subsidiaries in the Philippines maintain their accounting records in U.S. dollars. This is due to the fact that all sales, the majority of all bank debt and all significant material and fixed asset purchases of such subsidiaries are denominated in U.S. dollars. As a result, the Philippine subsidiaries' exposure to changes in the Philippine peso/U.S. dollar exchange rate relates primarily to certain receivables and advances and other assets offset by payroll, pension and local liabilities. To minimize its foreign exchange risk, the Company selectively hedges its net foreign currency exposure through short-term (generally not more than 30 to 60 days) forward exchange contracts. To date, the Company's hedging activity has been immaterial.

                                    BUSINESS

     The following discussion contains forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the anticipated growth in the market for the Company's products, the Company's anticipated capital expenditures and financing needs, the Company's expected provision of wafer fabrication services, the Company's expected capacity utilization rates, the belief of the Company as to its future operating performance and other statements that are not historical facts. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Amkor is the world's largest independent provider of semiconductor packaging and test services. The Company believes that it is also one of the leading developers of advanced semiconductor packaging and test technology in the industry. The Company offers a complete and integrated set of packaging and test services including IC package design, leadframe and substrate design, IC package assembly, final testing, burn-in, reliability testing, and thermal and electrical characterization. As of June 30, 1997, the Company had in excess of 150 customers, including many of the largest semiconductor companies in the world. Such customers include, among others, Advanced Micro Devices, Inc., International Business Machines Corp., Intel, Lucent Technologies, Inc., Motorola, Inc., National Semiconductor Corp., Philips Electronics N.V., SGS-THOMSON Microelectronics N.V., Siemens AG and TI.

     In the first half of 1998 the Company is scheduled to begin offering wafer fabrication services through AICL's new deep submicron CMOS foundry. The Company expects that this foundry will be capable of producing up to 25,000 8" wafers per month by the end of 1998. Through a strategic relationship with TI, the Company and AICL are qualifying .25 micron CMOS process technology, and AICL is negotiating with TI to obtain the technology necessary to migrate to .18 micron during 1998. This foundry will primarily manufacture digital signal processors ("DSPs"), application specific integrated circuits ("ASICs") and other logic devices. The Company expects to sell approximately 50% of AICL's wafer output to TI pursuant to its relationship with TI. By leveraging the Company's leading position in semiconductor packaging and test services, the new wafer fabrication services will enable the Company to become one of the first providers of a fully integrated, turnkey semiconductor fabrication, packaging and test service solution.

     The Company provides packaging and test services through its three factories in the Philippines as well as the four factories of AICL in Korea pursuant to a supply agreement between the Company and AICL, under which AICL provides packaging and test services to the Company. In 1996 and the first six months of 1997, AICL provided packaging and test services representing approximately 72% and 68%, respectively, of the Company's net revenues.

INDUSTRY BACKGROUND

  Manufacturing Process

     The production of a semiconductor is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The production process can be broadly divided into three primary stages: (i) wafer fabrication, (ii) assembly of die into finished devices (referred to as "packaging") and (iii) testing of finished devices and other back-end processes.

                             [ORGANIZATIONAL CHART]

     The wafer fabrication process begins with the generation of a mask that defines the circuit patterns for the transistors and interconnect layers that will be formed on the raw silicon wafer. The transistors and other circuit elements are formed by repeating a series of process steps wherein a photosensitive material is first deposited on the wafer, the material is exposed to light through the mask in a photolithography process, and finally, the unwanted material is etched away, leaving only the desired circuit pattern on the wafer. By stacking up the various patterns, the individual elements of the semiconductor are defined. The final step in the wafer fabrication process is to electrically test each individual chip in a wafer probe process in order to identify the good chip for packaging.

     The fabricated wafers are then transferred to packaging facilities. Semiconductor packaging serves to protect the chip, facilitate integration into electronic systems, and enable the dissipation of heat from the devices. In the packaging process, the wafer is diced into its individual die which are then separated from the wafer and attached to a substrate via an epoxy adhesive. Leads on the substrate are then connected by extremely fine gold wires to the input/output ("I/O") terminals on the chips through the use of automated machines known as "wire bonders". Each die is then encapsulated in a plastic molding compound, thus forming the package, which then goes through several additional finishing steps to prepare it for testing.

     Following packaging, each packaged device is then tested utilizing a sophisticated test platform and program which tests the many different operating specifications of the IC, including functionality, voltage, current and timing. The completed devices are either shipped back to the customer or shipped directly to their final destination.

  Trends Toward Outsourcing

     Historically, semiconductor companies manufactured semiconductors primarily in their own factories. Independent packagers of semiconductors were used solely to handle the overflow volume requirements of semiconductor companies. Outsourcing of final testing and wafer fabrication was virtually non-existent in the early days of the industry. Over the past fifteen years, however, the need for independent semiconductor packaging and test services has grown dramatically for several reasons.

     First, semiconductor companies are facing ever-increasing demands for miniaturization, higher lead counts and improved thermal and electrical performance in IC packages. As a result of this trend, semiconductor packaging is now viewed as an enabling technology requiring sophisticated expertise and technological innovation. Independent providers of packaging and test services have developed substantial expertise in packaging and test technology and new package innovation. Semiconductor companies, having found it difficult to keep pace using their internal resources, have come to rely increasingly on the independent packaging and test services providers as a key source for new technology development and innovation.

     Second, semiconductor companies are increasingly seeking to shorten their time to market for new products. Having the right packaging technology and capacity in place is a critical factor in reducing time to market. As packaging solutions are identified for a specific product, semiconductor companies frequently do not have the equipment or expertise to implement such solutions in the volumes required, nor sufficient time to develop these capabilities before introducing a new product into the market. For this reason, semiconductor companies are increasingly leveraging the resources and capabilities of independent packaging and test companies to deliver their new products to market more quickly.

     Third, the packaging and testing of ICs has evolved into an increasingly complex process that requires substantial investment in specialized equipment and facilities. For example, the investment in facilities and equipment necessary for a processing line capable of packaging 100 million ball grid array ("BGA") packages per year can be as much as $200 million. As a result of the substantial cost of this manufacturing equipment, the equipment must be utilized at a high capacity level for an extended period of time in order to be cost effective. With semiconductor companies facing increasingly shorter product life cycles, faster new product introductions and the need to continuously update or replace packaging equipment to accommodate new products, it has become increasingly difficult for semiconductor companies to sustain such high levels of capacity utilization. Independent providers of packaging and test services, on the other hand, can use existing equipment at high utilization levels over a longer period of time for a broad range of customers, effectively extending the life of the equipment.

     Fourth, as the cost to build a new wafer fabrication facility has increased to over $1 billion, semiconductor companies have been forced to concentrate their capital resources on core wafer manufacturing activities. As a result, semiconductor companies are increasingly seeking to use independent packaging and test providers who have the ability to invest the capital to develop new packaging and test capacity. The Company believes that as the cost to construct new wafer fabrication facilities continues to increase, semiconductor manufacturers will increasingly seek to outsource packaging and test services.

     Fifth, there has been a recent growth of "fabless" semiconductor companies whose core competency and focus is entirely on the semiconductor design process. According to industry estimates, sales by fabless semiconductor companies have grown from $3.2 billion in 1993 to $6.8 billion in 1996, representing 3.7% and 4.8%, respectively, of the worldwide market for semiconductors. The significant growth in the number of fabless semiconductor companies has been driven in large part by the ability of such companies to effectively outsource virtually every significant step of the semiconductor manufacturing process. This development has allowed fabless semiconductor companies to introduce new semiconductors very quickly without committing significant amounts of capital and other resources. The Company believes that increases in the number of fabless semiconductor companies will continue to be a significant driver of growth in the independent semiconductor manufacturing industry.

     These trends, combined with the growth in the number of ICs being produced and sold, are driving increasing demand for independent packaging and test services. This demand is expected to grow faster than that of the semiconductor market as a whole. According to industry estimates, independent packaging revenues are expected to grow at a compound annual rate of 20.3% over the next five years from an estimated $5.0 billion in 1996 (32% of the world's IC packaging needs) to $12.5 billion in 2001

(45% of the world's IC packaging needs). Today, nearly all of the world's major semiconductor companies use independent packaging and test service providers for at least a portion, if not all, of their packaging and test needs.

     Many of the same forces that have driven the growth of independent packaging and test have also been driving increasing demand for independent wafer fabrication services. Moreover, because the cost of new wafer fabrication facilities has been rising steadily, many semiconductor companies are seeking to leverage their capital resources by outsourcing some or all of their wafer fabrication needs. This is particularly true for newer, smaller geometry technologies that are necessary for producing the newest, leading edge ICs, because they cannot be produced in many semiconductor companies' existing wafer fabrication facilities. As the demand for ICs with smaller geometries increases, the Company believes semiconductor companies will increasingly utilize independent wafer manufacturers.

  The Need for Turnkey Solutions

     The growing demand for independent wafer fabrication, packaging, and test services has generally been served by separate wafer fabrication, packaging or test companies. This creates inefficiencies for semiconductor companies which must manage the delays, complex logistics and uncertainty inherent in utilizing a different service provider for each step of the semiconductor manufacturing process. Only a very few, if any, independent service providers have the capability of providing a combination of wafer fabrication, packaging and test services.

THE AMKOR SOLUTION

     Amkor is the largest independent provider of semiconductor packaging and test services in the world. With its leading edge process technology and package design expertise, the Company is able to provide its customers with a broad range of new packaging solutions that enable faster, smaller and more powerful ICs. Due to its size and industry-leading position, the Company is capable of implementing and utilizing the capital equipment necessary for both new and mature packages, thereby affording its customers an attractive alternative in their capital allocation decisions. In addition, with AICL's new wafer fabrication capabilities, the Company will be able to begin offering a fully integrated, turnkey semiconductor manufacturing solution.

STRATEGY

     Principal elements of the Company's strategy include:

     Maintain Product Technology Leadership. The Company believes that it is one of the world's leading designers and developers of new semiconductor packaging technology. The Company has designed and developed such leading edge leadframe and laminate products as its PowerQuad, SuperBGA, FlexBGA and ChipArray BGA packages. The Company is focusing additional design and development efforts on new generations of the BGA packaging format and on "flip chip" die attach technologies where the I/O pads on the chip are attached directly to the package's substrate rather than with wire-bonded connections. The Company employs a staff of leading semiconductor packaging technologists and undertakes significant research and development activities in its Chandler, Arizona and Philippines locations, as well as through joint development activities with AICL's development staff in Korea. The Company intends to continue to maintain its leading packaging technology position.

     Maintain Advanced Manufacturing Capabilities. The Company believes that its tradition of manufacturing excellence has been a key factor in its success in attracting and retaining customers, and it is committed to maintaining that high level of excellence. Key to this effort is the Company's commitment to continuous advancement of its process technology. The Company's development teams work with its customers, suppliers, and others to develop new processing technologies as well as pursue continuous improvements in the Company's existing processing capabilities. These efforts have directly resulted in reduced time to market, increased quality, and lower manufacturing costs. The Company holds numerous process technology patents, including joint ownership with AICL of a U.S. patent for the "Gold Gate" molding method, which enables automated mold processing for BGA packages.

     Leverage Scale and Scope of the Company's Packaging and Test
Capabilities. The Company believes that its scale of operations and its breadth of product offerings provide it with several competitive advantages. First, the Company believes that its size and position in the industry allow it certain advantages in procuring key materials and manufacturing equipment. Second, the Company is able to capitalize on the substantial economies of scale that result from high utilization rates of its capital equipment, thereby lowering the Company's per unit manufacturing costs and facilitating cost-effective solutions for its customers. The Company's scale also allows it to offer an industry-leading breadth of product offerings and to be a single source for many of its customers' packaging requirements. The Company offers over 600 different package formats and sizes with a variety of processing and materials options. The Company added 175 and 139 new packaging options, respectively, in 1996 and the first eight months of 1997. The Company is committed to continued expansion of both its size of operations and its scope of product and service offerings.

     Establish Industry Packaging Standards. The Company believes that by bringing new package designs to market early, its designs are more likely to become industry standards, which in turn will allow the Company to obtain higher margins than its competitors for such new designs. The Company also seeks to capture substantial market share and to spur the industry-wide adoption of its new packages by investing aggressively in expanding its manufacturing capacity for these packages. As a result, it is one of the leading providers of advanced packaging solutions such as thin package formats and BGA packages. The Company believes these package types will comprise some of the highest growth and more profitable segments of the packaging market in coming years.

     Enhance Customer and Supplier Relationships. As the world's largest independent provider of semiconductor packaging and test services, the Company has developed long-standing strategic relationships with leading semiconductor and electronics companies, its suppliers, and other developers of new semiconductor technologies. The Company believes that these relationships have allowed it to stay ahead of the constantly advancing demand curve for independent packaging services. The Company has repeatedly developed leading-edge packaging technologies that have met the requirements of newer IC devices and that have been quickly accepted in the marketplace. The Company's alliances with certain of its key equipment and material suppliers have enabled the Company to achieve packaging and manufacturing process innovation and cost reduction. Developing and maintaining these relationships within the industry will continue to be an integral part of the Company's overall strategic direction.

     Focus on Customer Service and Support. The Company believes that its focus on customer service and support has been crucial in attracting and retaining leading semiconductor companies as its customers. The Company has a firmly established customer-oriented culture. To provide a dedicated customer support infrastructure and to stay abreast of customers' expectations, the Company has strategically established technical and sales teams near major customer facilities and in acknowledged technology centers. In addition, the Company has implemented direct electronic links with its customers to enhance communication and facilitate real-time engineering data and order information flow.

     Provide an Integrated, Turnkey Solution. The Company seeks to provide a complete turnkey solution comprising wafer fabrication, packaging and test services. In the first half of 1998, the Company is scheduled to begin to provide wafer fabrication services through AICL's new deep submicron CMOS foundry. With the addition of wafer fabrication, the Company will be able to provide all stages of IC production for its customers from the fabrication of wafers through the shipment of finished ICs. The Company believes this integration will enable customers to improve the cost and performance of their ICs and achieve faster time to market for both new product introductions and production lead times.

PRODUCTS

  Packaging

     The Company offers a broad range of package formats designed to provide customers with a full array of packaging solutions for both commodity and advanced products. The Company's products are divided into three product families: traditional leadframe, advanced leadframe, and laminate products as shown in the following tables.
-----------------------------------------------------------------------------------------------

TRADITIONAL LEADFRAME PRODUCTS
-----------------------------------------------------------------------------------------------
---------------------------------------
PACKAGE TYPE                           NUMBER OF LEADS   APPLICATIONS
------------------------------------------------------   --------------------------------------
PDIP (Plastic Dual In-line Packages)      8-48           General purpose plastic IC package for
SPDIP (Shrink DIP)                        28-64          consumer electronic products such as
                                                         games, telephones, TV, audio equipment
                                                         and computer peripherals.
-----------------------------------------------------------------------------------------------
Hermetic                                  Custom         A line of mature, ceramic predominant
                                                         packages used especially for high-
                                                         reliability applications (military,
                                                         space and commercial aviation).
-----------------------------------------------------------------------------------------------
PLCC (Plastic Leaded Chip Carrier)        20-84          Used for logic, gate arrays, DAC,
                                                         processors and chip sets used in
                                                         larger form-factor items (copiers,
                                                         printers, scanners, desktop PCs,
                                                         electronic games and monitors).
-----------------------------------------------------------------------------------------------
SOIC (Small Outline Integrated Circuit)     8-44         Designed for needs of lower lead
                                                         devices. End uses include consumer
                                                         audio/video and entertainment
                                                         products, pagers, cordless telephones,
                                                         fax machines, copiers, printers, PC
                                                         peripherals and automotive parts.
-----------------------------------------------------------------------------------------------
MQFP (Metric Quad Flat Package)           44-304         Adapted to meet the increasing
                                                         challenges of advanced
                                                         processors/controllers, DSPs, ASICs,
                                                         video-DAC, PC chip sets, gate arrays,
                                                         logic devices, multimedia and other
                                                         technologies for consumer, commercial,
                                                         office, automotive, PC and industrial
                                                         products.
-----------------------------------------------------------------------------------------------
PowerQuad(R)                             100-304         Higher performance thermally enhanced
                                                         QFP package. Used for DSPs,
                                                         programmable logic devices,
                                                         microprocessors and micro-controllers,
                                                         high-speed and field programmable gate
                                                         array logic devices, ASIC and other
                                                         technologies requiring more thermal
                                                         performance than offered by standard
                                                         QFP packages.
-----------------------------------------------------------------------------------------------
PowerSOP(TM)                               8-36          Higher performance thermally enhanced
                                                         SOIC package. Used for wireless RF
                                                         telecom devices, automotive,
                                                         industrial, disk drive, pagers, and
                                                         other technologies requiring more
                                                         thermal performance than offered by
                                                         standard SOIC packages.

================================================================================

--------------------------------------
ADVANCED LEADFRAME PRODUCTS
---------------------------------------------------------------------------------------------
--------------------------------------
PACKAGE TYPE                          NUMBER OF LEADS   APPLICATIONS
------------------------------------------------------  -------------------------------------
TQFP (Thin Quad Flat Package)              32-256       Designed for lightweight, portable
                                                        electronics requiring broad
                                                        performance characteristics,
                                                        including notebook computers, desktop
                                                        PCs, audio/video and
                                                        telecommunications products,
                                                        cordless/RF devices, office
                                                        equipment, disk drives and
                                                        communication boards (e.g., Ethernet
                                                        and ISDN).
---------------------------------------------------------------------------------------------
TSOP (Thin Small Outline Package)          32-48        Primary application is for SRAM,
                                                        DRAM, FLASH and FSRAM memory devices.
                                                        End uses include PC cards, PCMCIA
                                                        form-factor products, cameras
                                                        (still/video) and notebook computers.
---------------------------------------------------------------------------------------------
TSSOP (Thin Shrink Small Outline            8-80        Designed for gate drivers,
Package)                                                controllers, logic, analog, memory
                                                        (SRAM, DRAM, EPROM, E2PROM),
                                                        comparators and optoelectronics.
---------------------------------------------------------------------------------------------
SSOP (Shrink Small Outline Package)         8-64        Designed to enable end-products such
                                                        as pagers, portable audio/video
                                                        products, disk drives, and wireless
                                                        applications to be reduced in size
                                                        and weight.
---------------------------------------------------------------------------------------------

--------------------------------------
LAMINATE PRODUCTS
---------------------------------------------------------------------------------------------
--------------------------------------
PACKAGE TYPE                          NUMBER OF BALLS   APPLICATIONS
------------------------------------------------------  -------------------------------------
PBGA (Plastic Ball Grid Array)            119-544       Semiconductors for end users which
                                                        require the enhanced performance
                                                        provided by the integrated design of
                                                        PBGA, including microprocessors/
                                                        controllers, ASICs, gate arrays,
                                                        memory, DSPs and PC chip sets.
                                                        Designed for applications where
                                                        improved portability, form-factor and
                                                        high-performance are necessary,
                                                        including wireless products,
                                                        cellular, GPS, notebook computers,
                                                        video cameras and disk drives.
---------------------------------------------------------------------------------------------
SuperBGA(R)                                64-600       Designed for high-speed, high-power
                                                        semiconductors such as ASICs,
                                                        microprocessors, gate arrays, and
                                                        DSPs. Applications include wireless
                                                        products, notebook computers, PDAs,
                                                        video GUI and CPU/BUS boards.
---------------------------------------------------------------------------------------------
FlexBGA                                   133-412       Higher performance, lower profile
                                                        package than PBGA due to size
                                                        reduction made possible by denser
                                                        substrate. Ideal for high performance
                                                        disk drives, cellular phones, pagers,
                                                        wireless communications, DSPs and
                                                        micro-controller applications.
---------------------------------------------------------------------------------------------
MicroBGA(TM)                               8-200        Especially suited for memory devices
                                                        such as FLASH, SRAM, DRAM and FSRAM
                                                        technologies, microprocessors/
                                                        controllers and high value ASICs
                                                        requiring a low height, weight and
                                                        size packaging. End uses include
                                                        cellular and other telecommunications
                                                        products, disk drives, notebooks/sub-
                                                        notebooks, PDAs, wireless and
                                                        consumer systems and memory boards.
---------------------------------------------------------------------------------------------
ChipArray(TM)                              36-128       Designed for semiconductors such as
                                                        memory, analog, ASICs and PLDs
                                                        requiring a smaller package than
                                                        conventional PBGAs. Applications
                                                        include cellular and other
                                                        telecommunications, notebooks/sub-
                                                        notebooks, PDAs, wireless systems and
                                                        GPS.
---------------------------------------------------------------------------------------------
FlipChip                                    N/A         An enabling interconnect technology
                                                        which can be utilized in advanced IC
                                                        packages such as PBGA, chip scale and
                                                        flex circuit solutions to support
                                                        improved electrical requirements and
                                                        very high semiconductor density in
                                                        very small systems.

================================================================================

     Traditional Leadframe Products. Traditional leadframe products are the most widely recognized package types and are characterized by a chip encapsulated in a plastic mold compound with metal leads surrounding the perimeter. This package type has evolved from packages designed to be plugged into the circuit board by inserting the leads into holes on the circuit board to the more modern surface-mount design, in which the leads are soldered to the surface of the circuit board. Specific package customization and evolutionary improvements are continually being engineered to enable improved electrical performance and multi-chip capability, as well as smaller printed circuit board footprints. The Company offers a wide range of lead counts and body sizes within this product group to satisfy customer die size variations. In addition, the Company offers power versions of the SOP, PLCC, and MQFP package types which are specially designed to handle today's high power ICs that need with enhanced heat dissipation characteristics.

     Advanced Leadframe Products. The Company's customers are seeking increasingly thinner packages, which has led the Company to develop newer, more advanced leadframe products. The Company's advanced leadframe products are similar in design to its traditional leadframe products. However, the advanced leadframe products generally are thinner and smaller, have more leads, and have advanced thermal and electrical characteristics which are necessary for many of today's more advanced semiconductor applications. The TSOP, TSSOP and SSOP packages are significantly smaller than the Company's traditional SOIC products, while the TQFP package is a smaller version of the MQFP package. The Company also offers power versions of these package types. The Company plans to continue to develop increasingly smaller versions of these products to keep pace with continually shrinking die sizes and increasing demands for miniaturization.

     Laminate Products. The laminate product family represents the newest and fastest growth area for the Company and consists of products employing the BGA format which utilize a laminate (plastic or tape) substrate rather than a leadframe substrate. BGA technology was first introduced in the industry as a solution to problems associated with the increasingly high lead counts required for advanced semiconductors. As the number of leads surrounding the IC increased, packagers attempted to maintain the size of the package by increasing the proximity of the leads to one another. As a result, however, these high lead count packages experienced significant electrical shorting problems and required the development of increasingly sophisticated and expensive techniques for producing circuit boards to accommodate the density of the leads. The BGA methodology solved this problem by effectively creating leads on the bottom of the package in the form of small bumps or balls. These balls can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual leads. The Company's first product in this family was the plastic BGA. The Company has subsequently designed additional BGA type packages which include features that enable low cost, high volume manufacturing methods as well as higher performance packages. These new laminate products include: SuperBGA(R), which includes a copper heat-sink for heat dissipation and is designed for very low profile, high power applications; ChipArray(TM), which allows the package to be as small as 1.5 mm larger than the chip itself; and MicroBGA(TM), which is designed to be approximately the same size as the chip and uses a tape substrate rather than a plastic laminate. The Company is currently designing newer versions of BGA packages to enable further significant reductions in package size.

  Test and Related Services

     The Company also provides its customers with semiconductor test services. The Company has the capability to test digital logic, analog and mixed signal products. The combination of the Company's test operations together with AICL's Korean test operations comprises one of the largest independent test operations in the world. Providing test services requires a high level of communication and integration between the Company and its customers. In order to enable semiconductor companies to improve their time to market and to reduce costs, there has been an increasing trend to put packaging and test operations in the same location. The Company has capitalized on this trend by supplying its own testers or by supplementing customer-supplied testers with handlers and other related equipment.

     Although test services accounted for only 3.3% of the Company's total 1996 revenue and 13% of the total units shipped, the Company expects test services to grow significantly during the next several years as customers seek to reduce the time to market for their products by using contractors with test services at the packaging site. In addition to final test services, the Company provides a full range of other related services, such as burn-in test services, "dry pack" services, "tape and reel" packing, and wafer "probing" or "sorting."

     The following table sets forth, for the periods indicated, the amount of the Company's net revenues and the percentage of total net revenues by product type:

                                                 YEAR ENDED DECEMBER 31,                      SIX MONTHS ENDED
                               -----------------------------------------------------------    -----------------
                                     1994                 1995                 1996             JUNE 30, 1997
                               -----------------    -----------------    -----------------    -----------------
                               REVENUES      %      REVENUES      %      REVENUES      %      REVENUES      %
                               --------    -----    --------    -----    --------    -----    --------    -----
                                                            (DOLLARS IN MILLIONS)
Traditional Leadframe.......   $   487      85.1%   $   699      75.0%   $   792      67.6%   $   394      59.4%
Advanced Leadframe..........        53       9.2        157      16.8        220      18.8        142      21.4
Laminate....................         3       0.5         15       1.6         90       7.7         81      12.3
Testing and Other                   30       5.2         61       6.6         69       5.9         46       6.9
                                  ----     -----       ----     -----     ------     -----       ----     -----
    Total...................   $   573     100.0%   $   932     100.0%   $ 1,171     100.0%   $   663     100.0%
                                  ====     =====       ====     =====     ======     =====       ====     =====

  Wafer Fabrication

     The Company is scheduled to begin offering wafer fabrication services through AICL's new deep submicron CMOS foundry in the first half of 1998. The Company expects the foundry to produce up to 25,000 8" wafers per month by the end of 1998. Through a strategic relationship with TI, the Company and AICL are currently qualifying .25 micron CMOS process technology, and AICL is negotiating with TI to obtain the technology necessary to migrate to .18 micron CMOS process technology during 1998. The Company's right to the supply of wafers from the foundry is subject to a preexisting agreement between AICL and TI. TI has agreed to purchase at least 40% of the capacity of the foundry and under certain circumstances has the right to purchase 70% of the capacity of the foundry. See "Risk Factors -- Risks Associated with New Wafer Fabrication Business" and
" -- Intellectual Property."

     This foundry's capability is targeted to meet the needs of customers for DSPs, ASICs and other logic devices. As technological capability and the needs for CMOS designs in this area change, the Company anticipates the need to add embedded memory and special analog functionality to its core CMOS technology. The Company plans to continue to focus its semiconductor technology development efforts to serve the needs of the high performance digital logic market.

     With the addition of the wafer fabrication capability, the Company will be able to offer fully integrated turnkey semiconductor manufacturing services to its customers. This complete turnkey solution will enable the Company to work with its customers' IC designers to optimize the integration of IC design with wafer fabrication, package design, and packaging and test processes. The Company believes this integration will enable customers to improve the cost and performance of their ICs and achieve faster time to market in terms of both new product introductions and production lead times.

CUSTOMERS

     The Company currently has more than 150 customers, including many of the largest semiconductor companies in the world. Set forth below is a list of the Company's top 50 customers in 1997:

Actel Corporation                   IC Works Inc.                          Plessey Semiconductors
Altera Corporation                  Integrated Circuit Systems, Inc.       Philips Electronics N.V.
Adaptec, Inc.                       Integrated Device Technology, Inc.     Rockwell Corp.
Advanced Micro Devices, Inc.        Intel Corporation                      S3 Incorporated
Alcatel Mietec                      Lattice Semiconductor   Corporation    SGS-THOMSON
American Megatrends, Inc.           Level One Communications, Inc.         Microelectronics N.V.
Analog Devices, Inc.                LSI Logic Corporation                  Siemens AG
Atmel Corporation                   Lucent Technologies Inc.               Siliconix Incorporated
Robert Bosch GmbH                   Macronix International Co., Ltd.       SMC Corporation
Chip & Technologies, Inc.           Matra Harris Semiconductors            Silicon Storage
Cirrus Logic, Inc.                  Maxim Integrated Circuits              Technology, Inc.
Cypress Semiconductor Corp.         Microchip Technology Inc.              Symbios Logic
Dallas Semiconductor                Microlinear                            TEMIC Semiconductors
Delco Electronics Corporation       Motorola, Inc.                         Texas Instruments
Digital Equipment Corp.             National Semiconductor                   Incorporated
Harris Corporation                    Corporation                          VLSI Technology, Inc.
Hewlett-Packard Company             NeoMagic Corporation                   VTC Inc.
International Business Machines                                            Waferscale Integration, Inc.
  Corporation                                                              Xilinx, Inc.

The Company's five largest customers collectively accounted for approximately 22.5%, 31.0%, and 28.3% of the Company's total revenues in 1995, 1996, and the first six months of 1997, respectively. The Company anticipates that this customer concentration will continue at least for the foreseeable future. See "Risk Factors -- Customer Concentration; Absence of Backlog."

MARKETING AND SALES

     The Company sells to and supports its customers through an international network of offices located in close proximity to its largest customers and concentration of customers, including offices in the United States (Santa Clara, California; Dallas, Texas; Austin, Texas; Chandler, Arizona; West Chester, Pennsylvania), France, Singapore, Taiwan, and the Philippines. A substantial majority of the Company's sales have historically been derived from U.S.-based customers. See Note 14 of Notes to the Consolidated Financial Statements. The Company assigns each of its customers a sales and customer support team consisting of an account manager, a technical program manager, and one or more customer support representatives. The largest multinational customers are typically supported from multiple offices. The Company's worldwide force of account managers, customer service representatives and technical product managers exceeds 200 personnel. In addition, an extended staff of product management, process and reliability engineering, marketing and advertising, information systems, and factory personnel supports the direct account teams. Together, these direct and extended teams deliver an array of services to the Company's customers including providing information and expert advice on packaging solutions and trends, managing the start-up of specific packaging and test programs, providing a continuous flow of information to the customers regarding products and programs in process, and researching and helping to resolve technical and logistical issues.

FACILITIES AND MANUFACTURING

  Facilities

     The Company provides packaging and test services through its factories in the Philippines as well as its test facility in the U.S. A new packaging factory is currently under construction at the Company's Chandler, Arizona site with expected start-up in the second half of 1998. In addition, the Company provides packaging and test services through AICL's four factories in Korea, pursuant to the Supply Agreement with AICL. In 1996 and the first six months of 1997, AICL provided packaging and test services which accounted for approximately 72% and 68%, respectively, of the Company's revenues. In addition to providing world-class manufacturing services, these factories provide purchasing, engineering, and customer service support. In the first half of 1998, the Company is scheduled to begin offering wafer fabrication services through AICL's new state-of-the-art .25 micron wafer foundry in Korea pursuant to the Supply Agreement. The size, location, and manufacturing services provided by each of the Company's and AICL's primary facilities is set forth in the table below. See "Risk Factors -- Dependence on Relationship With AICL; Potential Conflicts of Interest," "-- Expansion of Manufacturing Capacity; Profitability Affected by Capacity Utilization Rates," "-- Risks Associated with New Wafer Fabrication Business" and "-- Inability to Obtain Packaging and Test Equipment in a Timely Fashion."

                                                         APPROXIMATE
                                                         PLANT SIZE
     FACILITY                     LOCATION              (SQUARE FEET)            MANUFACTURING SERVICES
------------------   ---------------------------------- -------------     ------------------------------------
Company Facilities
P1                   Muntilupa, Philippines                579,000        Packaging and test services;
                                                                          packaging and process development
P2                   Muntilupa, Philippines                115,000        Packaging services
P3                   Province of Laguna, Philippines       249,000        Packaging and test services
AATS                 Santa Clara, California                 3,000        Final testing services; test program
                                                                          development; central shipping and
                                                                          logistics
A1 (1998)            Chandler, Arizona                     106,000        Packaging services for laminate
                                                                          products; package and process
                                                                          development

AICL Facilities
K1                   Seoul, Korea                          646,000        Packaging services, package and
                                                                          process development
K2                   Buchon, Korea                         264,000        Packaging services
K3                   Bupyung, Korea                        404,000        Packaging and test services
K4                   Kwangju, Korea                        597,000        Packaging services

Wafer Foundry        Buchon, Korea                         480,000        Wafer fabrication services

     The Company's operational headquarters is located in Chandler, Arizona while its administrative headquarters is located in West Chester, Pennsylvania. In addition to an executive staff, the Chandler, Arizona campus houses sales and customer service for the southwest region, product management, a technical design center, planning, marketing and research and development. The West Chester location houses finance and accounting, legal, personnel administration, information systems, and serves as a satellite sales office for the Company's eastern sales region.

  Raw Materials and Equipment

     The Company's packaging operations depend upon obtaining adequate supplies of raw materials on a timely basis. The principal raw materials used in the Company's packaging process are leadframes or laminate substrates, along with gold wire and molding compound. The Company purchases raw materials based on the stated demand requirements of its customers and its customers are generally responsible for any unused materials that result from an overstatement of demand. The Company works closely with its primary raw material suppliers to insure the availability and timeliness of raw material supplies. In addition, the Company negotiates worldwide pricing agreements with its major suppliers to take advantage of the scale of its operations. The Company is not dependent on any one supplier for a substantial portion of its raw material requirements.

     The Company's packaging operations and expansion plans also depend on obtaining adequate supplies of manufacturing equipment on a timely basis. To that end, the Company works closely with its major equipment suppliers to insure that equipment deliveries are on time and the equipment meets the Company's stringent performance specifications. In addition, an affiliate of AICL manufactures semiconductor packaging equipment exclusively for the Company and AICL at locations in close proximity to the Company's and AICL's packaging facilities in the Philippines and Korea, respectively. See "Risk
Factors -- Dependence on Raw Materials Suppliers and Subcontractors."

  Total Quality Management

     The Company believes that total quality management is a vital component of its manufacturing strategy. To that end, the Company has established a comprehensive Quality Operating System designed to promote continuous improvement and maximize manufacturing yields at high volume production while maintaining the highest quality standards. Each of the Company's and AICL's factories is ISO9002 and QS-9000 certified.

COMPETITION

     The independent semiconductor packaging and test industry is very competitive, being comprised of approximately 50 companies, with about 15 of those companies having sales of $100 million per year or more. The Company faces substantial competition from established packaging companies primarily located in Asia, such as Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), ASAT Ltd. (Hong Kong), Hana Microelectronics Public Co. Ltd. (Hong Kong and Thailand), Astra International (Indonesia), Carsem (Malaysia), Hyundai Corporation (Korea), Siliconware Precision Industries Co., Ltd. (Taiwan), and Shinko Electric Industries Co., Ltd. (Japan). Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities, and have been operating for some time. Such companies have also established relationships with many large semiconductor companies which are current customers of the Company. The principal elements of competition in the independent semiconductor packaging market include time to market, breadth of package offering, technical competence, design services, quality, production yields, customer service, and price. The Company believes it generally competes favorably with respect to these factors. On a larger scale, the Company also competes with the internal manufacturing capabilities of many of its largest customers.

     The independent wafer fabrication business is also highly competitive. The Company expects its wafer fabrication services to compete primarily with independent wafer foundries such as Chartered Semiconductor Manufacturing, Ltd., Taiwan Semiconductor Manufacturing Company, Ltd. and United Microelectic Corporation, as well as with device manufacturers such as LG Semicon Co., Ltd., Hitachi, Ltd., Toshiba Corp. and Winbond Electronics Corporation, who provide foundry services for other semiconductor companies. Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and have been operating for some time. Many of these companies have also established relationships with many large semiconductor companies which are current or potential customers of the Company. The principal elements of competition in the wafer foundry market include technology, delivery cycle times, price, product performance, quality, production yield, responsiveness and flexibility, reliability and the ability to design and incorporate product improvements. See "Risk Factors -- Competition."

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are focused on developing new package designs and process capabilities, and on improving the efficiency and capabilities of its existing production processes and materials. The Company believes that technology development is one of the key success factors in the packaging market and believes that it has a distinct advantage in this area. In addition to its internal development work, and its co-development work with AICL, the Company also works closely with its packaging equipment and raw material suppliers in developing advanced processing capabilities and materials for use in the Company's production process. Currently, the Company is focusing on development programs that extend the capability and applicability of the BGA packaging format. These include high performance BGAs for microprocessors and other high-end devices, and a chip size package for memory. In addition, the Company is aggressively developing a flip-chip die attach and connect process for its laminate packages that has the potential to reduce packaging size and cost and improve package performance significantly. The flip-chip packaging process involves attaching the die I/O terminals directly to the lead circuits on the substrate without the use of gold wires. In addition to providing a smaller package size, this process is expected to result in significant improvements in packaging yields by eliminating the delicate wire bonds from the package.

     As of June 30, 1997, the Company employed approximately 138 persons in research and development activities. In addition, other management and operational personnel are involved in research and development activities. In 1994, 1995 and 1996 and the first six months of 1997, the Company's research and development expenses were approximately $3.1 million, $8.7 million, $10.9 million and $3.5 million, respectively. The Company expects to continue to invest significant resources in research and development.

INTELLECTUAL PROPERTY

     The Company currently holds 24 U.S. patents, five of which are jointly held with AICL, related to various IC packaging technologies, in addition to other pending patents. These patents will expire at various dates from 2012 through 2016. With respect to development work undertaken jointly with AICL, the Company and AICL share intellectual property rights under the terms of the Supply Agreement between the Company and AICL. Such Supply Agreement also provides for the cross-licensing of intellectual property rights between the Company and AICL. In addition, the Company enters into agreements with other developers of packaging technology to license or otherwise obtain certain process or packaging technologies.

     The Company expects to continue to file patent applications when appropriate to protect its proprietary technologies; however, the Company believes that its continued success depends primarily on factors such as the technological skills and innovation of its personnel rather than on its patents. The process of seeking patent protection can be expensive and time consuming. There can be no assurance that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented, or that rights granted thereunder will provide meaningful protection or other commercial advantage to the Company. Moreover, there can be no assurance that any patent rights will be upheld in the future or that the Company will be able to preserve any of its other intellectual property rights.

     As is typical in the semiconductor industry, the Company may receive communications from third parties asserting patents on certain of the Company's technologies. In the event any third party were to make a valid claim against the Company or AICL and a license were not available on commercially reasonable terms, the Company's business, financial condition and results of operations could be materially and adversely affected. Litigation, which could result in substantial cost to and diversion of resources of the Company, may also be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. The failure to obtain necessary licenses or the occurrence of litigation relating to patent infringement or other intellectual property matters could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the agreement between AICL and TI pursuant to which AICL received the technology to produce wafers does not grant any license to AICL, and explicitly provides that TI reserves the right to bring a patent infringement suit against AICL if TI is then generally bringing similar suits against other wafer manufacturers. As a result, the Company could similarly be subject to patent litigation by TI in connection with its sale of wafers produced by AICL. Any such litigation could materially and adversely affect AICL's ability to continue to manufacture wafers and AICL's and the Company's business, financial condition and results of operations.

ENVIRONMENTAL MATTERS

     The semiconductor packaging process involves a significant amount of chemicals and gases which are subject to extensive governmental regulations. For example, liquid waste is produced at the stage at which silicon wafers are diced into chips with the aid of diamond saws and cooled with running water. In addition, excess materials on leads and moldings are removed from packaged semiconductors in the trim and form process. The Company has installed equipment to collect certain solvents used in connection with its manufacturing process and has contracted with independent waste disposal companies to remove such hazardous material.

     Federal, state and local regulations in the United States, as well as environmental regulations in Korea and the Phillippines, impose various controls on the storage, handling, discharge and disposal of chemicals used in the Company's and AICL's manufacturing processes and on the facilities occupied by the Company and AICL. The Company believes that its activities, as well as those of AICL, conform to present environmental and land use regulations applicable to their respective operations and current facilities. Increasing public attention has, however, been focused on the environmental impact of semiconductor manufacturing operations and the risk to neighbors of chemical releases from such operations. There can be no assurance that applicable land use and environmental regulations will not in the future impose the need for additional capital equipment or other process requirements upon the Company or AICL or restrict the Company's or AICL's ability to expand their respective operations. The adoption of new ordinances or similar measures or any failure by the Company or AICL to comply with applicable environment and land use regulations or to restrict the discharge of hazardous substances could subject the Company or AICL to future liability or cause their respective manufacturing operations to be curtailed or suspended.

EMPLOYEES

     As of June 30, 1997, the Company had approximately 8,180 full-time employees, 5,642 of whom were engaged in manufacturing, 2,043 in manufacturing support, 138 in research and development, 214 in marketing and sales, and 143 in finance, business management, and administration. The Company's employees are not represented by any collective bargaining agreement, and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are good. See "Risk Factors -- Dependence on Key Personnel and Availability of Skilled Workforce."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages as of September 30, 1997 are as follows:

               NAME                  AGE                        POSITION
-----------------------------------  ---   ---------------------------------------------------
James J. Kim.......................  61    Chief Executive Officer and Chairman
John N. Boruch.....................  55    President and Director
Frank J. Marcucci..................  62    Chief Financial Officer
Eric R. Larson.....................  42    Vice President
Michael D. O'Brien.................  65    Vice President
Louis J. Siana(1)..................  65    Director

---------------

(1) Member of Compensation Committee.

     The Company is currently identifying additional nonemployee directors and intends to have two additional directors join the Board of Directors prior to the Offerings.

     James J. Kim. James Kim has served as the Company's Chief Executive Officer since September 1997. Mr. Kim founded AEI in 1968 and has served as its Chairman since 1970. He has also served as the Chairman of the Anam group of companies and a director of AICL since 1992. Mr. Kim is a director of CFM Technologies, Inc. Mr. Kim earned B.S. and M.A. degrees in Economics from the University of Pennsylvania. Mr. Kim is Chairman and Chief Executive Officer of The Electronics Boutique, Inc., an electronics retail chain, and Forte Systems, Inc., a computer software company.

     John N. Boruch. John Boruch has served as President and a director of the Company since September 1997. Mr. Boruch has served as President of AEI since February 1992. From 1991 to 1992 he served as AEI Corporate Vice President in charge of Sales. Mr. Boruch earned a B.A. in Economics from Cornell University. Mr. Boruch joined the Company in 1984.

     Frank J. Marcucci. Frank Marcucci has served as the Chief Financial Officer of the Company since September 1997. Mr. Marcucci has served as the Chief Financial Officer of AEI since joining AEI in 1980. Mr. Marcucci earned a B.S. in Business Administration from Duquesne University and an MBA from the University of Pittsburgh. Mr. Marcucci is a Certified Public Accountant.

     Eric R. Larson. Eric Larson has served as Vice President of the Wafer Fabrication business of the Company since September 1997. Mr. Larson has served as President of Amkor/Anam Semiconductor, a division of AEI, since December 1996. From 1979 to 1996 he worked for the Hewlett-Packard Company ("HP") in various management capacities, most recently as Worldwide Marketing Manager for disk products. In addition, Mr. Larson was the worldwide Sales and Marketing of the IC Business Division of HP from July 1985 to May 1993. Mr. Larson earned a B.A. in Political Science from Colorado State University and an MBA from the University of Denver.

     Michael D. O'Brien. Michael O'Brien has served as the Vice President of Packaging and Testing Operations of the Company since September 1997. Mr. O'Brien has served as Corporate Vice President of AEI since 1990. Mr. O'Brien earned a B.S. from Texas A&M University. Mr. O'Brien joined the Company in 1988.

     Louis J. Siana. Louis Siana has served as a director of the Company since September 1997. Mr. Siana is a partner in Siana, Carr & O'Connor, CPA, an accounting firm. Until June, 1997, Siana, Carr & O'Connor served as the accountants to AEI.

DIRECTOR COMPENSATION

     Directors who are also employees or officers of the Company do not receive compensation for their services as directors. Non-employee directors are eligible to receive an annual retainer of $15,000 plus per meeting fees of $1,000 per board meeting and $1,000 per committee meeting attended. Directors are reimbursed for travel and related expenses incurred by them in attending board and committee meetings.

     1997 Director Option Plan. The Company's 1997 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in October 1997 and approved by the Company's stockholders in October 1997. A total of shares of Common Stock have been reserved for issuance under the Director Plan. The option grants under the Director Plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of the Common Stock on the grant date. The Director Plan provides for an initial grant of options to purchase 10,000 shares of Common Stock to each new nonemployee director of the Company (an "Outside Director") upon the later of the effective date of the Director Plan or the date which such individual first becomes an Outside Director. In addition, each Outside Director will automatically be granted subsequent options to purchase 3,000 shares of Common Stock on each date on which such Outside Director is re-elected by the stockholders of the Company, provided that as of such date such Outside Director has served on the Board of Directors for at least six months. The term of each option is ten years. Each option granted to an Outside Director vests as to 25% of the optioned stock one year after the date of grant, and as to an additional 25% of the optioned stock on each anniversary of the date of grant, so that 100% of the optioned stock shall be exercisable four years after the date of grant. In the event of the sale of all or substantially all the Company's assets or the merger of the company with or into another corporation, all outstanding options under the Director Plan may either be assumed or an equivalent option may be substituted by the surviving entity. Following such assumption or substitution, if the director is terminated other than upon a voluntary resignation, such options will vest and become exercisable in full. If no assumption or substitution occurs, each such option will vest and become exercisable in full. The Director Plan will terminate in September 2007 unless sooner terminated by the Board of Directors.

BOARD COMMITTEES

     The Board of Directors will have a Compensation Committee and an Audit Committee. The Company is currently identifying additional nonemployee directors and intends to have two additional directors join the Board of Directors prior to the Offerings. The Compensation Committee will be composed of at least two nonemployee directors. The functions of the Compensation Committee are to review and approve annual salaries, bonuses, and grants of stock options pursuant to the Company's 1997 Stock Plan and to review and approve the terms and conditions of all employee benefit plans or changes thereto. The Audit Committee will be composed of at least two nonemployee directors. The functions of the Audit Committee will be to recommend annually to the Board of Directors the appointment of the independent auditors of the Company, discuss and review in advance the scope and the fees of the annual audit and review the results thereof with the independent auditors, review and approve nonaudit services of the independent auditors, review compliance with existing auditors, review and approve non-audit services of the independent auditors, review compliance with existing major accounting and financial reporting policies of the Company, review the adequacy of the financial organization of the Company, and review management's procedures and policies relating to the adequacy of the Company's internal accounting controls and compliance with applicable laws relating to accounting practices.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth compensation earned during the fiscal year ended December 31, 1996, by the Company's Chief Executive Officer and the three other most highly compensated executive officers whose total salary and bonus during such year exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                          ANNUAL COMPENSATION
                                                         ---------------------      ALL OTHER
             NAME AND PRINCIPAL POSITIONS                 SALARY       BONUS       COMPENSATION
------------------------------------------------------   --------     --------     ------------
James J. Kim, Chief Executive Officer and
  Chairman(1).........................................   $500,000     $     --       $101,716
John N. Boruch, President.............................    400,000      375,000             --
Frank J. Marcucci, Chief Financial Officer............    216,731      100,000             --
Michael D. O'Brien, Vice President....................    198,460      100,000             --

---------------

(1) All other compensation for Mr. Kim represents compensation to Mr. Kim in the form of interest free loans.

STOCK PLANS

     1997 Stock Plan. The Company's 1997 Stock Plan (the "1997 Plan") provides for the grant to employees of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986 (the "Code"), and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. The 1997 Plan was adopted by the Board of Directors in October 1997 and approved by the Company's stockholders in October 1997. Unless terminated sooner, the 1997 Plan will terminate automatically in October 2007. A
total of            shares of Common Stock have been reserved for issuance under the 1997 Plan. The maximum aggregate number of shares which may be optioned and
sold under the 1997 Plan is      , plus an annual increase to be added on each
anniversary date of the adoption of the 1997 Plan equal to the lesser of (i) the number of shares of Common Stock needed to restore the maximum aggregate number of shares of Common Stock which may be optioned and sold under the 1997 to
       , or (ii) a lesser amount determined by the board of directors.

     The 1997 Plan may be administered by a committee appointed by the board of directors (the "Committee"), which Committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The Committee has the power to determine the terms of options granted, including the exercise price, to reduce the exercise price of any option to the then current fair market price if the fair market value of the Common Stock covered by such option shall have declined since the date the option was granted, number of shares subject to the option, and the exercisability thereof, the form of consideration payable upon such exercise. In addition, the board of directors has the authority to amend, suspend or terminate the 1997 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1997 Plan.

     Unless determined otherwise by the administrators, options and stock purchase rights granted under the 1997 Plan are not transferable by the optionee, and each option and stock purchase right is generally exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Plan must generally be exercised within three months following termination of an optionee's status as an employee, director or consultant of the Company, within twelve months after an optionee's termination by disability, and within twelve months after an optionee's termination by death, but in no event later than the expiration of the option. In the case of stock purchase rights, unless the administrator determines otherwise, a restricted stock purchase agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for shares repurchased pursuant to a restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the administrator. The exercise price of all incentive stock options granted under the 1997 Plan must be at least equal to the fair market value of the shares on the date of grant. The exercise price of nonstatutory stock options granted under the 1997 Plan is determined by the Committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the Common Stock on the date of grant. With respect to any employee who owns stock possessing more than ten percent of the voting power of all classes of the Company's, or any parent or subsidiary of the Company's outstanding capital stock, the exercise price of any incentive stock option granted to such person must equal at least 110% of the fair market value of the Common Stock on the date of grant and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1997 Plan may not exceed ten years.

     The 1997 Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of substantially all of the Company's assets, each outstanding option and stock purchase right will be assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for the option or stock purchase right, the optionee shall have the right to exercise all of the optioned stock, including shares as to which it would not otherwise be exercisable.

401(K) PLAN

     The Company participates in a tax-qualified employee savings and retirement plan (the "401(k) Plan") which covers certain of the Company's full-time employees who are at least 21 years of age. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to 13% of compensation or the statutorily prescribed annual limit, whichever is lower, and have the amount of such reduction contributed to the 401(k) Plan. After an employee completes one year of service and has attained age 21, he or she will become eligible for the Company matching contributions effective as of the quarterly entry date after meeting these service and age requirements. The matching contribution amount is a discretionary amount as determined from time to time by the Company. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of designated investment options.

PHILIPPINE PENSION PLANS

     The Company adopted a retirement plan for its eligible Philippine employees and those eligible employees of designated affiliated companies and subsidiaries of the Company, the Amkor/Anam Pilipinas, Incorporated Employees' Retirement Benefit Plan (the "Plan"), originally effective January 1, 1988, and most recently amended on January 1, 1997. Eligible employees are employees with regular and permanent status that have been employed continuously for one (1) year by a participating company. Currently, the companies participating in the Plan are AMI, AAAP, and Anam Amkor Precision Machine Company (Phils.), Incorporated. At normal retirement age (age 60), death, or upon total and permanent disability, a participant will receive a lump sum benefit payment based on a percentage of his or her final base monthly salary, as determined by his or her years of credited service. A participant who retires at age 50 with at least ten (10) years of service will receive a reduced payment based on the same formula. Company contributions to the Plan are held in trust. The Plan is presently underfunded by $5,000,000. See Note 9 of Consolidated Financial Statements.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company has adopted provisions in its Certificate of Incorporation that eliminate to the fullest extent permissible under Delaware law the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Bylaws provide that the Company shall indemnify its directors and officers, and may indemnify its other employees and agents, to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     There is no currently pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted.

                              CERTAIN TRANSACTIONS

     AICL was founded in 1956 by Mr. Hyang-Soo Kim, who currently serves as the honorary Chairman and a Representative Director of AICL. AICL is a member of the Anam Group of companies (the "Anam Group"), consisting principally of companies in Korea in the electronics industries. The management of AICL and the other companies in the Anam Group are influenced to a significant degree by the family of Hyang-Soo Kim, which, together with the Company, collectively owned approximately 21% of the outstanding common stock of AICL as of June 30, 1997. James Kim, the founder of the Company and currently its Chairman and Chief Executive Officer, is the eldest son of Hyang-Soo Kim. Since January 1992, in addition to his other responsibilities, James Kim has been serving as acting Chairman of the Anam Group and a director of AICL. Mr. In-Kil Hwang, the President and a Representative Director of AICL, is the brother-in-law of James Kim and a director of AICL. After the Offerings, James Kim and the Kim Family
Trusts will own approximately      % of the Company's outstanding Common Stock
and James Kim and members of his family will continue to exercise significant control over the Company. The Company and AICL have had a long-standing relationship. In 1996 and the six months ended June 30, 1997, approximately 72% and 68%, respectively, of the Company's revenues were derived from sales of services performed for the Company by AICL. In addition, substantially all of the revenues of AICL in 1996 and the six months ended June 30, 1997 were derived from services sold by the Company. The Company expects that the businesses of the Company and AICL will continue to remain highly interdependent by virtue of their supply relationship, family ties between their respective shareholders and management, financial relationships, coordination of product and operation plans, joint research and development activities and shared intellectual property rights. See "Relationship with Anam Industrial Co., Ltd."

     The Company was formed in September 1997 as a holding company for the Amkor Companies. In connection with the Reorganization, Mr. James Kim, Chairman and Chief Executive Officer of the Company, and the Kim Family Trusts will exchange their interests in each of the Amkor Companies in return for shares of the Company's Common Stock. Following the Offerings, Mr. Kim and the Kim Family
Trusts are expected to own        shares of the Company's Common Stock
representing approximately   % of the outstanding shares of Common Stock. See
"Reorganization."

     The Company proposes to enter into an indemnification agreement with each of the directors of the Company pursuant to which the Company will indemnify such directors for all matters arising out of their membership on the Company's Board of Directors to the maximum extent permissible under Delaware law.

     In connection with the Reorganization, the Company proposes to enter into a tax indemnification agreement with AEI, Mr. Kim and the Kim Family Trusts pursuant to which the Company and AEI will be indemnified by such stockholders with respect to their proportionate share of any U.S. federal or state corporate income taxes attributable to the failure of AEI to qualify as an S Corporation for any period or in any jurisdiction for which S Corporation status was claimed through the Termination Date. The indemnification agreement will also provide that the Company and AEI will indemnify Mr. Kim and such stockholders if such stockholders are required to pay additional taxes or other amounts attributable to taxable years on or before the Termination Date as to which AEI filed or files tax returns claiming status as an S Corporation. AEI has made various distributions to Mr. Kim and the Kim Family Trusts which have enabled them to pay their income taxes on their allocable portions of the income of AEI. Such distributions totaled approximately $13.0 million and $5.0 million in 1996 and the first six months of 1997, respectively. The Company expects to make additional distributions to such stockholders prior to the consummation of the Reorganization, which represents AEI's cumulative net income in all periods prior to the Termination Date less the aggregate amount of distributions previously made to such stockholders. This final distribution is intended to provide such stockholders with the balance of AEI's net income for which they have already recognized income taxes. See "Reorganization and Notes 1 and 10 of Notes to Consolidated Financial Statements. Through June 30, 1997, the amount of such undistributed net earnings was $11.8 million.

     Mr. Kim has executed certain guarantees to lenders in connection with certain debt instruments of the Amkor Companies that remain outstanding. The total contingent liability under such guarantees equals approximately $88.0 million. See Note 11 of Notes to Consolidated Financial Statements.

     AEI and Mr. Kim currently are parties to a loan agreement under which Mr. Kim may borrow funds from AEI, subject to AEI's consent. Mr. Kim has recognized compensation in 1996 in the amount of $101,716 of imputed interest for loans under this agreement. Since the beginning of the 1996 fiscal year, the maximum amount outstanding under such agreement has been $6.5 million. Mr. Kim intends to use the proceeds from the sales of shares by him to repay amounts outstanding under the agreement. See Note 11 of Notes to Consolidated Financial Statements.

     In connection with the Reorganization, Mr. Kim sold his interest in Amkor Anam Test Services, Inc. representing half of its outstanding capital stock to AEI for $910,350. Amkor Anam Test Services, Inc. has been merged into AEI.

     AK Investments, Inc. a company owned by Mr. James Kim and the Kim Family Trusts, purchased certain securities held by AEI for $49.8 million, which consideration was paid by assuming from AEI certain non-current payables from AUSA. See Note 11 of Notes to Consolidated Financial Statements.

     In 1996, the Kim Family Trusts borrowed $5.3 million at market interest rates from AEI to purchase the real estate and develop the facilities that comprise the Company's Chandler, Arizona plant and offices. In 1997, the Kim Family Trusts, after making improvements, sold the real estate and facilities back to AEI for $5.7 million which was used to repay the original loan from AEI. See Note 11 of Notes to Consolidated Financial Statements.

     Members of the Kim family own all the outstanding shares of Forte Systems, Inc. ("Forte"). AEI and Forte currently are parties to a loan agreement under which Forte may borrow funds at market interest rates from AEI, subject to AEI's consent. Since the beginning of the 1996 fiscal year, the maximum amount outstanding under such agreement has been $3.7 million. See Note 11 of Notes to Consolidated Financial Statements.

     Members of the Kim family own all the outstanding shares of The Electronics Boutique, Inc. (the "Electronics Boutique"). AEI and the Electronics Boutique currently are parties to a loan agreement under which the Electronics Boutique may borrow funds at market rates from AEI, subject to AEI's consent. Since the beginning of the 1996 fiscal year, the maximum amount outstanding under such agreement in the ordinary course of business of the Electronics Boutique's business has been $3 million. In addition, in 1996, the Electronics Boutique borrowed $50 million from AEI in connection with a contemplated acquisition. However, this acquisition was abandoned by the Electronics Boutique and the $50 million was repaid to AEI within eleven working days of the date it was borrowed. Finally, AEI has guaranteed certain vendor obligations and a line of credit of the Electronics Boutique, which total approximately $11 million and $15 million, respectively. See Note 11 of Notes to Consolidated Financial Statements.

     The Company leases office space located in West Chester, Pennsylvania from the Kim Family Trusts. The monthly rent pursuant to such lease is $69,000. The Company sub-leases a portion of this office space to Forte for which the monthly rent is $43,000. See Note 11 of Notes to Consolidated Financial Statements.

     Louis J. Siana is a partner in the accounting firm of Siana Carr & O'Connor, LLP which, prior to the appointment of Arthur Andersen LLP, served as the independent auditors for certain of the Company's subsidiaries. These subsidiaries collectively paid Siana Carr & O'Connor, LLP $225,000 for such service in fiscal 1996 and 1997.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1997, and as
adjusted to reflect the sale of the             shares of Common Stock offered
hereby, by (i) each person or entity who is known by the Company to own beneficially 5% or more of the Company's outstanding Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) all directors and executive officers of the Company as a group.

                                                                                      BENEFICIAL
                                                                                      OWNERSHIP
                                                BENEFICIAL OWNERSHIP                    AFTER
                                                 PRIOR TO OFFERING     NUMBER OF     OFFERING(1)
                                                --------------------    SHARES     ----------------
               NAME AND ADDRESS                   NUMBER     PERCENT    OFFERED    NUMBER   PERCENT
----------------------------------------------  ----------   -------   ---------   ------   -------
James J. Kim..................................  29,750,000     35.0%
  1345 Enterprise Drive
  West Chester, PA 19380
David D. Kim Trust of December 31, 1987(2)....  17,620,000     20.7
  1500 E. Lancaster Avenue
  Paoli, PA 19301
John T. Kim Trust of December 31, 1987(2).....  17,620,000     20.7
  1500 E. Lancaster Avenue
  Paoli, PA 19301
Susan Y. Kim Trust of December 31,
  1987(2)(3)..................................  17,620,000     20.7
  1500 E. Lancaster Avenue
  Paoli, PA 19301
Louis J. Siana................................          --       --
John N. Boruch................................          --       --
Eric R. Larson................................          --       --
Frank J. Marcucci.............................          --       --
Michael D. O'Brien............................
All directors and executive officers as a
  group (6 persons)...........................  29,750,000     35.0%

---------------

(1) Assumes no exercise of the Underwriters' over-allotment options. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any share as to which the individual or entity has voting power or investment power. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to shares shown as beneficially owned.

(2) David D. Kim, John T. Kim and Susan Y. Kim are children of James J. Kim.

(3) Includes 8,330,000 shares held by two trusts established for the benefit of Susan Y. Kim's children.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the closing of the Offerings, the Company will be authorized to issue 500,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of undesignated Preferred Stock, $.001 par value. Immediately after the closing of the Offerings and assuming no exercise of the Underwriters' over-allotment
options, the Company estimates there will be an aggregate             of shares
of Common Stock outstanding,             shares of Common Stock will be issuable
upon exercise of outstanding options and no shares of Preferred Stock will be issued and outstanding.

     The following description of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Certificate of Incorporation and the Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable Delaware law.

     The Certificate of Incorporation and the Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors. See "Risk Factors -- Benefits of the Offerings to Existing Stockholders; Continued Control by Existing Stockholders."

     Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of any existing or future agreements between the Company and its debtholders. The Company has never declared or paid cash dividends on its capital stock, expects to retain future earnings, if any, for use in the operation and expansion of its business, and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

PREFERRED STOCK

     The Company's Board of Directors is authorized to issue 10,000,000 shares of Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or making more difficult a change in control of the Company and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any shares of Preferred Stock.

EFFECT OF DELAWARE ANTITAKEOVER STATUTE

     The Company is subject to Section 203 of the Delaware General Corporation Law (the "Antitakeover Law"), which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market System, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested shareholder and the sale of more than ten percent (10%) of the Company's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company's outstanding voting shares. The Company has not "opted out" of the provisions of the Antitakeover Law. See "Risk Factors -- Antitakeover Effects of Delaware Law."

TRANSFER AGENT

     The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York Shareholder Services, 525 Washington Boulevard, Jersey City, NJ 07310; telephone (201) 324-0014.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offerings, there has been no market for the Common Stock and there is no assurance that a significant public market for the Common Stock will develop or be sustained after the Offerings. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

     Upon the closing of the Offerings, the Company will have outstanding shares of Common Stock based upon shares outstanding as of
            , 1997. In addition to the             shares of Common Stock
offered hereby (            if the Underwriters' over-allotment options are
exercised in full), as of the effective date of the Registration Statement (the
"Effective Date"), there will             be shares of Common Stock outstanding
(excluding             shares issuable upon the exercise of outstanding
options), all of which are "restricted" shares (the "Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act"). Such Restricted Shares may be sold only if registered under the Securities Act or sold in accordance with an available exemption from such registration.

     Under Rule 144, a person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned his or her shares for at least one year, including persons who are affiliates of the Company, will be entitled to sell, within any three month period a number of shares of Common Stock that does not exceed the greater of (i) one percent of the then
outstanding number of shares of Common Stock (up             to shares of Common
Stock immediately after the consummation of the Offerings) or (ii) the average weekly trading volume of the shares during the four calendar weeks preceding each such sale. In addition, sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. After shares are held for two years, a person who is not an affiliate of the Company is entitled to sell such shares under Rule 144 without regard to such volume limitations, or manner of sale, notice or public information requirements under Rule 144. Sales of shares by affiliates will continue to be subject to such volume limitations, and manner of sale, notice and public information requirements.

     The Company has agreed with the Underwriters not to offer, pledge, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities or options convertible into, or exchangeable or exercisable for, shares of Common Stock for a period of 180 days following the date hereof without the prior written consent of Salomon Brothers Inc., subject to certain limited exceptions. In addition, each of the Company's officers, directors and stockholders has agreed with the Underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, or file a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") with respect to, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or publicly announce an intention to effect any such transaction, for a period of 180 days after the date hereof without the prior written consent of Salomon Brothers Inc, subject to certain limited exceptions. See "Underwriting."

     Beginning one year from the date of the Reorganization, approximately
            Restricted Shares of Common Stock subject to the lock-up agreements will become eligible for sale in the public market pursuant to Rule 144.

     The Company plans to grant options to purchase             shares prior to
the Offerings. See "Management -- 1997 Stock Plan." The Company intends to file,
within             days after the date of this Prospectus, a Form S-8
registration statement under the Securities Act to register shares reserved for issuance under this stock option plan and shares issuable upon exercise of outstanding options. Shares of Common Stock issued upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and lock-up agreements.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of certain United States federal income and estate tax considerations relating to the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"), and who acquires and owns such Common Stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). For this purpose, the term "Non-U.S. Holder" is defined as any person other than (i) a citizen or resident (within the meaning of Section 7701(a)(30) of the Code) of the United States, (ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any state, (iii) an estate whose income is includible in gross income for United States federal income tax purposes, regardless of its source, or (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(b) of the Code. This discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position, does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, and local consequences and United States federal gift taxes that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Further, it does not discuss the rules applicable to Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including but not limited to, banks, insurance companies, dealers in securities, holders of securities held as part of a "straddle," "hedge," or "conversion transaction," and persons who undertake a constructive sale of Common Stock. Furthermore, this discussion is based on current provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly on a retroactive basis. Accordingly, each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding, and disposing of Common Stock.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States ("United States trade or business income"). If the dividend is United States trade or business income, the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the 30% withholding tax described above. Any such dividends that are United States trade or business income received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the United States trade or business income exemption discussed above.

     Under current United States Treasury regulations, dividends paid to a stockholder at an address in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate, unless an applicable tax treaty requires some other method for determining a stockholder's residence.

     Under United States Treasury regulations that are proposed to be effective for distributions after December 31, 1997 (the "Proposed Regulations"), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty or whose dividends have otherwise been subjected to withholding in an amount which exceeds such holder's United States federal income tax liability, may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to provisions of United States tax law that apply to certain expatriates, or (iv) under certain circumstances, if the Company is or has been during certain time periods a "U.S. real property holding corporation" for United States federal income tax purposes. The Company is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

FEDERAL ESTATE TAXES

     Common Stock that is owned, or treated as owned, by a non-resident alien individual (as specifically determined under residence rules for United States federal estate tax purposes) at the time of death or that has been the subject of certain lifetime transfers will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable treaty or agreement, to the tax authorities in the country in which such holder resides.

     United States backup withholding tax (which generally is a withholding tax imposed at the rate of thirty-one percent (31%) on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. Except as provided below, Non-U.S. Holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of Common Stock effected by the foreign office of a broker; except that if the broker is a United States person or a "U.S. related person," information reporting (but not backup withholding) is required with respect to the payment, unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the collection or payment of such proceeds (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

     The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-United States Holder would be subject to backup withholding in the absence of the required certification.

     THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT WITH HIS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX AND FEDERAL ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "U.S. Underwriting Agreement") among the Company, the Selling Stockholders and each of the underwriters named below (the "U.S. Underwriters"), for whom Salomon Brothers Inc, BancAmerica Robertson Stephens and Cowen & Company are acting as representatives (the "U.S. Representatives"), the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters and each of the U.S. Underwriters has severally agreed to purchase from the Company and the Selling Stockholders the aggregate number of Shares set forth opposite its name in the table below.

                                                                       NUMBER OF
                               U.S. UNDERWRITERS                        SHARES
            --------------------------------------------------------   ---------
            Salomon Brothers Inc ...................................
            BancAmerica Robertson Stephens..........................
            Cowen & Company.........................................
                                                                       ---------
                      Total.........................................
                                                                       =========

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters to purchase the Shares listed above are subject to certain conditions set forth therein. The U.S. Underwriters are committed to purchase all of the Shares offered by this Prospectus (other than those covered by the over-allotment options described below), if any are purchased. In the event of default by any U.S. Underwriter, the U.S. Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The U.S. Representatives have advised the Company and the Selling Stockholders that the U.S. Underwriters propose initially to offer such Shares to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a discount not in
excess of $          per share. The U.S. Underwriters may allow, and such
dealers may reallow, a discount not in excess of $          per share on sales
to certain other dealers. After the Offerings, the public offering price and such discounts may be changed.

     The Company and the Selling Stockholders also have entered into an underwriting agreement (the "International Underwriting Agreement") with the International Underwriters named therein, for whom Salomon Brothers International Limited, BancAmerica Robertson Stephens and Cowen & Company are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), providing for the
concurrent offer and sale of           of the Shares outside the U.S. and
Canada.

     The closing with respect to the sale of the Shares pursuant to the U.S. Underwriting Agreement is a condition to the closing with respect to the sale of the Shares pursuant to the International Underwriting Agreement, and the closing with respect to the sale of Shares pursuant to the International Underwriting Agreement is a condition to the closing with respect to the sale of the Shares pursuant to the U.S. Underwriting Agreement. The initial public offering price and underwriting discounts per share for the U.S. Offering and the International Offering will be identical.

     Each U.S. Underwriter has severally agreed that, as part of the distribution of the Shares by the U.S. Underwriters, (i) it is not purchasing any Shares for the account of anyone other than a United States or Canadian Person, (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any Prospectus relating to the U.S. Offering to any person outside of the United States or Canada, or to anyone other than a United States or Canadian Person and (iii) any dealer to whom it may sell any Shares will represent that it is not purchasing for the account of anyone other than a United States or Canadian Person and agree that it will not offer or resell, directly or indirectly, any Shares outside of the United States or Canada, or to anyone other than a United States or Canadian Person or to any other dealer who does not so represent and agree.

     Each International Underwriter has severally agreed that, as part of the
distribution of the           Shares by the International Underwriters, (i) it
is not purchasing any Shares for the account of any United States or Canadian Person, (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any Prospectus to any person in the United States or Canada, or to any United States or Canadian Person and (iii) any dealer to whom it may sell any Shares will represent that it is not purchasing for the account of any United States or Canadian Person and agree that it will not offer or resell, directly or indirectly, any Shares in the United States or Canada, or to any United States or Canadian Person or to any other dealer who does not so represent and agree.

     The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States or Canadian Persons" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of its source (other than a foreign branch of such entity) and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

     Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers and sales will be made only pursuant to an exemption from the prospectus requirements in each jurisdiction in Canada in which such offers and sales are made.

     Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of Shares as may be mutually agreed. The price of any Shares so sold shall be the initial public offering price set forth on the cover page of this Prospectus, less an amount not greater than the concession to securities dealers set forth above. To the extent that there are sales between the International Underwriters and the U.S. Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of Shares initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

     Each International Underwriter has severally represented and agreed that
(i) it has not offered or sold and, prior to the expiration of six months from the closing of the International Offering, will not offer or sell any International Securities in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted in and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the International Securities in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the International Securities to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     The Company has granted to the U.S. Underwriters and the International
Underwriters options to purchase up to an additional           and
Shares, respectively, at the price to public less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent such options are exercised, each of the U.S. Underwriters and the International Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage it was obligated to purchase pursuant to the U.S. Underwriting Agreement or the International Underwriting Agreement, as applicable.

     The Company has agreed with the Underwriters not to offer, pledge, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities or options convertible into, or exchangeable or exercisable for, shares of Common Stock for a period of 180 days following the date hereof without the prior written consent of Salomon Brothers Inc, subject to certain limited exceptions. In addition, each of the Company's officers, directors and stockholders has agreed with the Underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, or file a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or publicly announce an intention to effect any such transaction, for a period of 180 days after the date hereof without the prior written consent of Salomon Brothers Inc, subject to certain limited exceptions. Salomon Brothers Inc currently does not intend to release any securities subject to such lock-up agreements, but may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements.

     The U.S. Underwriting Agreement and the International Underwriting Agreement provide that the Company and the Selling Stockholders will indemnify the several U.S. Underwriters and International Underwriters against certain liabilities under the Securities Act, or contribute to payments the U.S. Underwriters and the International Underwriters may be required to make in respect thereof.

     Salomon Brothers Inc, an affiliate thereof, Mr. James Kim and AICL are among the principal shareholders to a securities and investment banking firm in Korea. In addition, certain of the Underwriters and their affiliates have been engaged from time to time, and may in the future be engaged, to perform investment banking and other advisory-related services to the Company and its affiliates, including certain of the Selling Stockholders, in the ordinary course of business. In connection with rendering such services in the past, such Underwriters and affiliates have received customary compensation, including reimbursement of related expenses.

     In connection with the Offerings, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offerings than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the Offerings to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to shares of Common Stock, by exercising the Underwriters' over-allotment options referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offerings), for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offerings but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offerings, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the Common Stock will be determined by negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors considered in determining the initial public offering price will be the Company's record of operations, its current financial condition, its future prospects, the market for its services, the experience of management, the economic conditions of the Company's industry in general, the general condition of the equity securities market and the demand for similar securities of companies considered comparable to the Company and other relevant factors. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offerings will not be lower than the price at which the Shares are sold by the Underwriters.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Cleary, Gottlieb, Steen & Hamilton, New York, New York, is acting as counsel for the Underwriters in connection with certain legal matters relating to the Shares of Common Stock offered hereby.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1995 and 1996 and June 30, 1997, and for each of the years in the three-year period ended December 31, 1996 and for the six month period ended June 30, 1997, included in this Registration Statement (as defined below) have been audited by Arthur Andersen LLP, independent public accountants, as
indicated in their report dated        , 1997 with respect thereto, and are
included herein, in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates and through the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                                    GLOSSARY

ASIC.......................  Application Specific Integrated Circuit. A
                             custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform. The use of an ASIC in place of a conventional integrated circuit reduces product size and cost and also improves reliability.

BGA........................  Ball grid array.

Bus........................  A common pathway, or channel, between multiple devices.

CMOS.......................  Complementary Metal Oxide Silicon. Currently the
                             most common integrated circuit fabrication process technology, CMOS is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

DAC........................  Digital Analog Converter. A device that converts digital pulses into analog signals.

Die........................  A piece of a semiconductor wafer containing the circuitry of a single chip.

DRAM.......................  Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity thousands of times per second or else it will fade away.

DSP........................  Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

EEPROM.....................  Electrically Erasable and Programmable Read-Only
                             Memory. A form of non-volatile memory that can be erased electronically before being reprogrammed.

EPROM......................  Erasable Programmable Read-Only Memory. A
                             programmable and reusable chip that holds its content until erased under ultraviolet light.

Ethernet...................  A type of local area network (LAN). Most widely used LAN access method.

Flash Memory...............  A type of non-volatile memory, similar to an EEPROM in that it is erasable and reprogrammable.

FlipChip...................  Package type where silicon die is attached to the packaging substrate using solder balls instead of wires. See "Business -- Products."

GPS........................  Global Positioning System. A system for identifying earth locations.

GUI........................  Graphical User Interface. A graphics-based user interface that incorporates icons, pull-down menus and a mouse.

IC.........................  Integrated Circuit. A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips, are just very complicated ICs with thousands of transistors.

Input/Output...............  A connector which interconnects the chip to the package or one package level to the next level in the hierarchy. Also referred to as pin out connections or terminals.

ISDN.......................  Integrated Services Digital Network. An
                             international telecommunications standard for transmitting voice, video and data over digital lines running at 64 Kbps.

Logic Device...............  A device that contains digital integrated circuits that process, rather than store, information.

Mask.......................  A piece of glass on which an IC's circuitry design is laid out. Integrated circuits may require up to 20 different layers of design, each with its own mask. In the IC production process, a light shines through the mask leaving an image of the design on the wafer. Also known as a reticle.

Mask.......................  A piece of glass on which an IC's circuitry design is laid out. In the IC production process, a light shines through the mask leaving an image of the design on the wafer. Also known as a reticle.

MBGA.......................  Micro Ball Grid Array. See "Business -- Products."

Micron.....................  1/25,000 of an inch. Circuitry on an IC typically follows lines that are less than one micron wide.

MOS........................  A device which consists of three layers (metal, oxide and semiconductors) and operates as a transistor.

MQFP.......................  Metric Quad Flat Package. See
                             "Business -- Products."

PBGA.......................  Plastic Ball Grid Array. See
                             "Business -- Products."

PC.........................  Personal Computer.

PCMCIA.....................  Standard for connecting peripherals to computers.

PDA........................  Personal Digital Assistant.

PDIP.......................  Plastic Dual In-Line Packages. See
                             "Business -- Products."

Photolithography...........  A lithographic technique used to transfer the design of the circuit paths and electronic elements on a chip onto a wafer's surface.

PLCC.......................  Plastic Leaded Chip Carrier. See
                             "Business -- Products."

PLD........................  A logic chip that is programmed at the customer's site.

PQFP.......................  Plastic Quad Flat Packages. See
                             "Business -- Products."

RF.........................  Radio Frequency. The range of electromagnetic frequencies above the audio range and below visible light.

SIP........................  Single In-Line Package. See "Business -- Products."

SOIC.......................  Small Outline IC Packages. See
                             "Business -- Products."

SRAM.......................  Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

SSOP.......................  Shrink Small Outline Packages. See
                             "Business -- Products."

Surface Mount Technology...  A circuit board packaging technique in which the leads (pins) on the chips and components are soldered on top of the board.

TQFP.......................  Thin Quad Flat Packages. See
                             "Business -- Products."

TSOP.......................  Thin Small Outline Packages. See
                             "Business -- Products."

TSSOP......................  Thin Shrink Small Outline Packages. See
                             "Business -- Products."

Wafer......................  Thin, round, flat piece of silicon that is the base of most integrated circuits.

Wire Bonding...............  The method used to attach very fine wire to semiconductor components in order to provide electrical continuity between the semiconductor die and a terminal.

                             AMKOR TECHNOLOGY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Independent Public Accountants..............................................    F-2
Consolidated Statements of Income -- Years ended December 31, 1994, 1995 and 1996 and
  Six months ended June 30, 1996 (unaudited) and 1997.................................    F-3
Consolidated Balance Sheets -- December 31, 1995 and 1996 and June 30, 1997...........    F-4
Consolidated Statements of Stockholders' Equity -- Years ended December 31, 1994, 1995
  and 1996 and Six months ended June 30, 1997.........................................    F-5
Consolidated Statements of Cash Flows -- Years ended December 31, 1994, 1995 and 1996
  and Six months ended June 30, 1996 (unaudited) and 1997.............................    F-6
Notes to Consolidated Financial Statements............................................    F-7

     After the Exchange transaction discussed in Note 1 and the issuance of shares of common stock of the Company to Amkor Industrial Co., Ltd. in exchange for its 40% interest in AAPI as discussed in Note 15 to the Amkor Technology, Inc. and subsidiaries' consolidated financial statements is effected, we expect to be in position to render the following audit report.


October 2, 1997                                              ARTHUR ANDERSEN LLP


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Amkor Technology, Inc.:

     We have audited the accompanying consolidated balance sheets of Amkor Technology, Inc. and subsidiaries (see Note 1) as of December 31, 1995 and 1996, and June 30, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and the six months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amkor Technology, Inc. and subsidiaries as of December 31, 1995 and 1996, and June 30, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 and the six months ended June 30, 1997, in conformity with generally accepted accounting principles.

Philadelphia, Pa.,
               , 1997

                             AMKOR TECHNOLOGY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              FOR THE YEAR ENDED            FOR THE SIX MONTHS
                                                 DECEMBER 31,                 ENDED JUNE 30,
                                       --------------------------------   ----------------------
                                         1994       1995        1996         1996         1997
                                       --------   --------   ----------   -----------   --------
                                                                          (UNAUDITED)
NET REVENUES.........................  $572,918   $932,382   $1,171,001    $ 542,590    $663,489
COST OF REVENUES.....................   514,648    783,335    1,022,078      462,346     586,541
                                       --------   --------   ----------     --------    --------
  Gross profit.......................    58,270    149,047      148,923       80,244      76,948
                                       --------   --------   ----------     --------    --------
OPERATING EXPENSES:
  Selling, general and
     administrative..................    41,337     55,459       66,625       29,700      47,265
  Research and development...........     3,090      8,733       10,930        4,857       3,515
                                       --------   --------   ----------     --------    --------
     Total operating expenses........    44,427     64,192       77,555       34,557      50,780
                                       --------   --------   ----------     --------    --------
OPERATING INCOME.....................    13,843     84,855       71,368       45,687      26,168
                                       --------   --------   ----------     --------    --------
OTHER (INCOME) EXPENSE:
  Interest expense, net..............     5,752      9,797       22,245        6,509      16,355
  Foreign currency translation.......    (4,865)     1,512        2,961       (1,845)        101
  Other (income) expense, net........    (2,639)     6,523        3,150        4,705       1,287
                                       --------   --------   ----------     --------    --------
     Total other (income) expense....    (1,752)    17,832       28,356        9,369      17,743
                                       --------   --------   ----------     --------    --------
INCOME BEFORE INCOME TAXES AND
  MINORITY INTEREST..................    15,595     67,023       43,012       36,318       8,425
PROVISION FOR INCOME TAXES...........     2,977      6,384        7,876        6,650       2,689
                                       --------   --------   ----------     --------    --------
INCOME BEFORE MINORITY INTEREST......    12,618     60,639       35,136       29,668       5,736
MINORITY INTEREST....................     1,044      1,515          948           35       1,858
                                       --------   --------   ----------     --------    --------
NET INCOME...........................  $ 11,574   $ 59,124   $   34,188    $  29,633    $  3,878
                                       ========   ========   ==========     ========    ========
PRO FORMA DATA (UNAUDITED):
  Historical income before income
     taxes and minority interest.....  $ 15,595   $ 67,023   $   43,012    $  36,318    $  8,425
  Pro forma provision for income
     taxes...........................     3,177     16,784       10,776        9,150       5,389
                                       --------   --------   ----------     --------    --------
  Pro forma income before minority
     interest........................    12,418     50,239       32,236       27,168       3,036
  Historical minority interest.......     1,044      1,515          948           35       1,858
                                       --------   --------   ----------     --------    --------
  Pro forma net income...............  $ 11,374   $ 48,724   $   31,288    $  27,133    $  1,178
                                       ========   ========   ==========     ========    ========
  Pro forma net income per common
     share...........................  $    .14   $    .59   $      .38    $     .33    $    .01
                                       ========   ========   ==========     ========    ========
  Shares used in computing pro forma
     net income per common share.....    82,610     82,610       82,610       82,610      82,610
                                       ========   ========   ==========     ========    ========

        The accompanying notes are an integral part of these statements.

                             AMKOR TECHNOLOGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                   DECEMBER 31,               JUNE 30, 1997
                                              ----------------------      ----------------------
                                                1995          1996         ACTUAL      PRO FORMA
                                              --------      --------      --------     ---------
                                                                                       (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents................   $ 91,151      $ 49,664      $ 60,943     $  49,143
  Short-term investments...................         --           881         3,794         3,794
  Accounts receivable --
     Trade, net of allowance for doubtful
       accounts of $1,043, $1,179 and
       $1,979..............................    135,174       170,892       190,250       190,250
     Due from affiliates...................     13,315        26,886        20,061        20,061
     Other.................................      5,464         6,426         8,153         8,153
  Inventories..............................     86,040       101,920       117,096       117,096
  Other current assets.....................     10,214         8,618        14,018        14,018
                                              --------      --------      --------      --------
       Total current assets................    341,358       365,287       414,315       402,515
                                              --------      --------      --------      --------
PROPERTY, PLANT AND EQUIPMENT, net.........    200,426       324,895       395,793       395,793
                                              --------      --------      --------      --------
INVESTMENTS................................     66,613        61,993        72,903        72,903
                                              --------      --------      --------      --------
LONG-TERM NOTES RECEIVABLE.................      1,626         8,711        12,628        12,628
                                              --------      --------      --------      --------
OTHER ASSETS:
  Due from affiliates......................     10,090        14,638        15,566        15,566
  Other....................................     15,755        22,089        22,452        22,452
                                              --------      --------      --------      --------
                                                25,845        36,727        38,018        38,018
                                              --------      --------      --------      --------
       Total assets........................   $635,868      $797,613      $933,657     $ 921,857
                                              ========      ========      ========      ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current portion
     of long-term debt.....................   $ 85,120      $191,813      $240,829     $ 240,829
  Trade accounts payable...................     87,113        56,055       116,375       116,375
  Due to affiliate.........................     18,028        33,379        17,961        17,961
  Bank overdraft...........................     16,251        14,518        13,965        13,965
  Accrued expenses.........................     18,250        19,899        18,093        18,093
  Accrued income taxes.....................      5,404        12,838        13,553        13,553
                                              --------      --------      --------      --------
       Total current liabilities...........    230,166       328,502       420,776       420,776
                                              --------      --------      --------      --------
LONG-TERM DEBT.............................    107,385       167,444       158,802       158,802
                                              --------      --------      --------      --------
DUE TO AFFILIATE...........................    219,037       234,894       278,120       278,120
                                              --------      --------      --------      --------
OTHER NONCURRENT LIABILITIES...............     10,435         9,530         9,911        19,911
                                              --------      --------      --------      --------
COMMITMENTS AND CONTINGENCIES (Notes 1 and
  13)
MINORITY INTEREST..........................     14,067        18,683        20,500        20,500
                                              --------      --------      --------      --------
STOCKHOLDERS' EQUITY:
  Common stock.............................         46            46            46            46
  Additional paid-in capital...............     16,494        16,770        22,301        34,001
  Retained earnings (deficit)..............     28,338        30,798        29,615        (3,885)
  Unrealized gains (losses) on
     investments...........................      9,584        (7,959)       (4,258)       (4,258)
  Cumulative translation adjustment........        316        (1,095)       (2,156)       (2,156)
                                              --------      --------      --------      --------
       Total stockholders' equity..........     54,778        38,560        45,548        23,748
                                              --------      --------      --------      --------
       Total liabilities and stockholders'
          equity...........................   $635,868      $797,613      $933,657     $ 921,857
                                              ========      ========      ========      ========

        The accompanying notes are an integral part of these statements.

                             AMKOR TECHNOLOGY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                     AND THE SIX MONTHS ENDED JUNE 30, 1997
                                 (IN THOUSANDS)

                                                                                              UNREALIZED
                                                   ADDITIONAL                  CUMULATIVE        GAINS
                                        COMMON      PAID-IN       RETAINED     TRANSLATION    (LOSSES) ON
                                        STOCK       CAPITAL       EARNINGS     ADJUSTMENT     INVESTMENTS      TOTAL
                                        ------     ----------     --------     ----------     -----------     --------
BALANCE AT JANUARY 1, 1994............   $ 46       $ 16,494      $ (7,060)     $ (1,410)       $    --       $  8,070
  Net income..........................     --             --        11,574            --             --         11,574
  Distributions.......................     --             --        (3,120)           --             --         (3,120)
  Change in division equity account...     --             --        (7,753)           --             --         (7,753)
  Unrealized loss on investments......     --             --            --            --            (35)           (35)
  Currency translation adjustments....     --             --            --           881             --            881
                                          ---        -------      --------       -------       --------       --------
BALANCE AT DECEMBER 31, 1994..........     46         16,494        (6,359)         (529)           (35)         9,617
  Net income..........................     --             --        59,124            --             --         59,124
  Distributions.......................     --             --       (19,922)           --             --        (19,922)
  Change in division equity account...     --             --        (4,505)           --             --         (4,505)
  Unrealized gain on investments......     --             --            --            --          9,619          9,619
  Currency translation adjustments....     --             --            --           845             --            845
                                          ---        -------      --------       -------       --------       --------
BALANCE AT DECEMBER 31, 1995..........     46         16,494        28,338           316          9,584         54,778
  Net income..........................     --             --        34,188            --             --         34,188
  Distributions.......................     --             --       (15,123)           --             --        (15,123)
  Change in division equity account...     --             --       (16,605)           --             --        (16,605)
  Unrealized loss on investments......     --             --            --            --        (17,543)       (17,543)
  Currency translation adjustments....     --             --            --        (1,411)            --         (1,411)
  Acquisition of AATS (Note 2)........     --            276            --            --             --            276
                                          ---        -------      --------       -------       --------       --------
BALANCE AT DECEMBER 31, 1996..........     46         16,770        30,798        (1,095)        (7,959)        38,560
  Net income..........................     --             --         3,878            --             --          3,878
  Distributions.......................     --             --        (5,061)           --             --         (5,061)
  Change in division equity account...     --          5,531            --            --             --          5,531
  Unrealized gain on investments......     --             --            --            --          3,701          3,701
  Currency translation adjustments....     --             --            --        (1,061)            --         (1,061)
                                          ---        -------      --------       -------       --------       --------
BALANCE AT JUNE 30, 1997..............   $ 46       $ 22,301      $ 29,615      $ (2,156)       $(4,258)      $ 45,548
                                          ===        =======      ========       =======       ========       ========

        The accompanying notes are an integral part of these statements.

                             AMKOR TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    FOR THE YEAR ENDED              FOR THE SIX MONTHS
                                                                       DECEMBER 31,                   ENDED JUNE 30,
                                                           -------------------------------------   ---------------------
                                                             1994         1995          1996         1996        1997
                                                           ---------   -----------   -----------   ---------   ---------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.............................................  $  11,574   $    59,124   $    34,188   $  29,633   $   3,878
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities --
    Depreciation and amortization........................     14,612        26,614        57,825      25,883      42,766
    Provision for accounts receivable....................      1,037           444         1,271         340         800
    Provision for excess and obsolete inventory..........        500         1,000           500         250       3,700
    Deferred income taxes................................      1,517        (1,147)         (324)       (286)     (1,982)
    Equity (gain) loss of investee.......................     (2,605)           95          (661)       (322)     (1,022)
    (Gain) loss on sale of investments...................     (1,700)          126          (139)         --          --
    Minority interest....................................      1,044         1,515           948          35       1,858
  Changes in assets and liabilities excluding effects of
    acquisitions --
    Accounts receivable..................................    (31,565)      (53,264)      (36,695)     (9,342)    (20,158)
    Other receivables....................................      1,462        (2,565)         (925)     (5,086)     (1,727)
    Inventories..........................................    (18,885)      (32,668)      (16,380)    (11,740)    (18,876)
    Due to/from affiliates, net..........................    (17,465)       (8,375)       (2,768)    (25,035)     (8,105)
    Other current assets.................................     (3,377)       (4,764)        1,694        (999)     (3,490)
    Other non-current assets.............................     (7,426)         (724)       (6,108)     (1,762)       (882)
    Accounts payable.....................................     27,428        45,574       (31,065)    (23,561)     60,319
    Accrued expenses.....................................     (3,143)        7,130         1,555      (3,332)     (1,806)
    Accrued taxes........................................      1,000           404         7,433      11,226         716
    Other long-term liabilities..........................       (562)        9,034          (108)     (9,117)        903
  Other, net.............................................        205            --         3,750       3,750          --
                                                           ---------   -----------   -----------   ---------   ---------
         Net cash provided by (used in) operating
           activities....................................    (26,349)       47,553        13,991     (19,463)     56,892
                                                           ---------   -----------   -----------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment, including
    purchase of AATS.....................................    (68,926)     (123,645)     (185,112)    (65,212)   (114,439)
  Sale of property, plant and equipment..................      2,429           110         2,228          --         858
  Purchases of investments and issuances of notes
    receivable...........................................    (15,298)      (19,351)      (21,068)    (19,141)    (14,092)
  Proceeds from sale of investments......................      8,284           351           520          --          --
                                                           ---------   -----------   -----------   ---------   ---------
         Net cash used in investing activities...........    (73,511)     (142,535)     (203,432)    (84,353)   (127,673)
                                                           ---------   -----------   -----------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in bank overdrafts and current debt.........    (19,483)       41,308       104,901      (5,889)     48,463
  Proceeds from issuance of affiliate debt...............    820,027     1,059,759     1,205,174     610,119     432,644
  Payments of affiliate debt.............................   (627,056)   (1,052,415)   (1,189,317)   (598,423)   (390,834)
  Proceeds from issuance of long-term debt...............     82,355        50,080        62,144      71,250      10,056
  Payments of long-term debt.............................    (39,029)       (3,021)       (3,138)     (1,529)    (18,698)
  Distributions to stockholders..........................     (3,200)      (20,003)      (15,205)       (103)     (5,102)
  Change in division equity account......................     (7,753)       (4,505)      (16,605)     (4,136)      5,531
                                                           ---------   -----------   -----------   ---------   ---------
         Net cash provided by financing activities.......    205,861        71,203       147,954      71,289      82,060
                                                           ---------   -----------   -----------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....    106,001       (23,779)      (41,487)    (32,527)     11,279
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...........      8,929       114,930        91,151      91,151      49,664
                                                           ---------   -----------   -----------   ---------   ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD.................  $ 114,930   $    91,151   $    49,664   $  58,624   $  60,943
                                                           =========   ===========   ===========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for --
    Interest.............................................  $   6,641   $    12,594   $    24,125   $   9,033   $  28,696
    Income taxes.........................................        364           495         2,256       2,997         329

        The accompanying notes are an integral part of these statements.

                             AMKOR TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of Amkor Technology, Inc. and subsidiaries ("Amkor" or the "Company") include the accounts of the following (these companies are referred to as the "Amkor Companies"):

     - Amkor Electronics, Inc. ("AEI"), a U.S. S Corporation;

     - AK Industries, Inc. (a U.S. Corporation) and its wholly-owned subsidiary, Amkor-Anam, Inc. (a U.S. Corporation);

     - T.L. Limited (a British Cayman Island Corporation) and its Philippine subsidiaries, Amkor Anam Advanced Packaging, Inc. ("AAAP") and Amkor/Anam Pilipinas, Inc. ("AAPI") (which is currently owned 60% by T.L. Limited and 40% by Anam Industrial Co., Ltd. ("AICL" -- see Notes 11 and 15)) and its wholly-owned subsidiary Automated Microelectronics, Inc. ("AMI");

     - C.I.L., Limited (a British Cayman Island Corporation) and its wholly-owned subsidiary Amkor/Anam Euroservices S.A.R.L. (a French Corporation);

     - Amkor Anam Test Services, Inc. (a U.S. Corporation) (see Note 2); and

     - The semiconductor packaging and test business unit of Chamterry Enterprises, Ltd.

     Each of the Amkor Companies is under common control and management. In connection with the Offerings (see Note 15), on September 26, 1997 the Company
was formed as a holding company for the Amkor Companies. On           , 1997
prior to the effective date of the Offerings, the stockholders of the Amkor Companies contributed all of their interests in the respective Amkor Companies to the Company in exchange for 82,610 shares of common stock of the Company (the "Exchange"). In addition, AICL exchanged its 40% interest in AAPI for 2,390 shares of the Company's common stock.

     The financial statements reflect the elimination of all significant intercompany accounts and transactions.

     The investments in and the operating results of 20% to 50% owned companies are included in the consolidated financial statements using the equity method of accounting.

NATURE OF OPERATIONS

     The Company provides semiconductor packaging and test services to semiconductor and computer manufacturers located in strategic markets throughout the world. Such services are provided by the Company and by AICL under a long standing arrangement. Approximately 80%, 79%, 72% and 68% of the Company's packaging and test revenues in 1994, 1995, 1996 and the six months ended June 30, 1997, respectively relate to the packaging and test services provided by AICL.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments, for which the Company is subject to credit risk, consist principally of trade receivables. This risk is mitigated by sales to well established companies, ongoing credit evaluation and frequent contact with customers.

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     At December 31, 1995 and 1996, and June 30, 1997, the Company maintained $79,354, $34,330 and $28,053 respectively in deposits at one U.S. financial institution and $3,518, $1,993 and $15,688 respectively in deposits at one U.S. bank.

     Additionally, the Company maintained deposits and certificates of deposits totaling approximately $8,166, $14,649 and $16,113 at foreign owned banks at December 31, 1995 and 1996 and June 30, 1997, respectively.

SIGNIFICANT CUSTOMERS

     The Company has a number of major customers in North America, Asia and Europe. The Company's largest customer, Intel Corporation, accounted for 10.6%, 13.3%, 23.5% and 21.2% of net revenues in 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively. The Company's five largest customers collectively accounted for 33.5%, 34.1%, 39.2% and 37.3% of net revenues in 1994, 1995, 1996 and for the six months ended June 30, 1997, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies which constitute the Company's largest customers may change.

RISKS AND UNCERTAINTIES

     The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the highly cyclical nature of both the semiconductor and the personal computer industries, competitive pricing and declines in average selling prices, risks associated with leverage, dependence on the Company's relationship with AICL (see Note 11), reliance on a small group of principal customers, timing and volume of orders relative to the Company's production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on international operations and sales, dependence on raw material and equipment suppliers, exchange rate fluctuations, dependence on key personnel, difficulties in managing growth, enforcement of intellectual property rights, environmental regulations and fluctuations in quarterly operating results.

FOREIGN CURRENCY TRANSLATION

     All of the Company's foreign subsidiaries use the U.S. dollar as their functional currency. Accordingly, their monetary assets and liabilities are translated into U.S. dollars at year-end exchange rates and non-monetary items are translated at historical rates. Certain expenses are translated at the average monthly exchange rates during the year, however, revenues, cost of revenues and depreciation are translated at historical rates. Transaction gains and losses for transactions denominated in local currency are included in Other (income) expense, net. The cumulative translation adjustment reflected in Stockholders' Equity in the consolidated balance sheets relates to investments in unconsolidated companies which use the local currency as the functional currency (see Note 6).

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined principally by using a moving average method.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets. Accelerated methods are used for tax purposes. Depreciable lives follow:

        Building improvements.......................................   10 to 15 years
        Machinery and equipment.....................................   3 to  5 years
        Furniture, fixtures, and other equipment....................   3 to 10 years

     Cost and accumulated depreciation for property retired or disposed of are removed from the accounts and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense was $15,349, $27,381, $58,497 and $42,620 for 1994, 1995 and 1996 and for the six months ended June 30, 1997, respectively.

OTHER NONCURRENT ASSETS

     Other noncurrent assets consist principally of security deposits, deferred income taxes and the cash surrender value of life insurance.

OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist primarily of pension obligations and noncurrent income taxes payable.

INCOME TAXES

     The Company accounts for income taxes following the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires the use of the liability method. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is provided.

     The Company reports certain income and expense items for income tax purposes on a basis different from that reflected in the accompanying consolidated financial statements. The principal differences relate to the timing of the recognition of accrued expenses which are not deductible for federal income tax purposes until paid and the use of accelerated methods of depreciation for income tax purposes.

     AEI elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code of 1986 and comparable state tax provisions. As a result, AEI does not recognize U.S. federal corporate income taxes. Instead, the stockholders of AEI are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for U.S. federal income taxes was recorded for AEI . Given the pending Offerings (see Note 15), for informational purposes, the accompanying consolidated statements of income include an unaudited pro forma adjustment to reflect income taxes which would have been recorded if AEI had not been an S Corporation, based on the tax laws in effect during the respective periods (see Note 16).

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

EARNINGS PER SHARE

     The pro forma net income per common share was calculated by dividing the pro forma net income by the weighted average number of shares outstanding for the respective periods, adjusted for the effect of the Exchange (see Note 15).

     In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share", which will be effective for the Company in 1997. Primary and fully diluted earnings per share will be replaced by basic and diluted earnings per share. Prior period results will be restated. The most significant difference is that the computation of basic earnings per share no longer assumes potentially dilutive securities are outstanding.

REVENUE RECOGNITION AND RISK OF LOSS

     The Company records revenues upon shipment of packaged semiconductors to its customers. The Company does not take ownership of customer-supplied semiconductors. Title and risk of loss remains with the customer for these materials at all times. Risk of loss for Amkor packaging costs passes upon completion of the packaging process and shipment to the customer. Accordingly, the cost of the customer-supplied materials is not included in the statement of income.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to expenses as incurred.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. SFAS No. 125 provides accounting and reporting standards based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes liabilities when extinguished. The Company entered into a Receivables Sale Agreement subsequent to June 30, 1997 and accounted for the transaction as a sale under SFAS No. 125 (see Note 15).

INTERIM FINANCIAL STATEMENTS

     The financial statements for the six months ended June 30, 1996 are unaudited and, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the results for the interim period. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

 2.  ACQUISITION OF AMKOR ANAM TEST SERVICES, INC.:

     On September 30, 1996, AEI and a principal stockholder each acquired 50% of the outstanding common stock of Amkor Anam Test Services, Inc. (AATS), formerly Navell Test Consultants, Inc., a provider of test engineering services for the semiconductor industry located in San Jose, California, for approximately $2,860. The acquisition was accounted for using the purchase method of accounting and the results of AATS' operations are included in the Company's consolidated statements of income effective October 1, 1996. Accordingly, the total purchase cost has been allocated to the consolidated assets and liabilities based upon their estimated respective fair values. This acquisition resulted in goodwill of approximately $2,356, which is being amortized over 20 years.

 3.  PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consist of the following:

                                                      DECEMBER 31,
                                                  ---------------------     JUNE 30,
                                                    1995         1996         1997
                                                  --------     --------     --------
        Land....................................  $     --     $     --     $  1,263
        Building improvements...................    20,248       81,602       87,208
        Machinery and equipment.................   204,750      333,188      403,758
        Furniture, fixtures and other
          equipment.............................    23,613       31,330       29,952
        Construction in progress................    20,371        5,240       23,480
                                                  --------     --------     --------
                                                   268,982      451,360      545,661
        Less -- Accumulated depreciation and
          amortization..........................    68,556      126,465      149,868
                                                  --------     --------     --------
                                                  $200,426     $324,895     $395,793
                                                  ========     ========     ========

 4.  COMMON STOCK AND ADDITIONAL PAID IN CAPITAL:

     The common stock and additional paid-in-capital of the Company are reflected at the original cost of the Amkor Companies. In connection with the Exchange, the Company authorized 500,000 shares of $.001 par value common stock, of which 82,610 shares will be issued to the stockholders of the Amkor Companies in exchange for their interest in these Companies.

     In addition, the Company authorized 10,000 shares of $.001 par value preferred stock, none of which are outstanding.

     Changes in the division equity account reflected in the consolidated statement of stockholders' equity represent the net cash flow of the semiconductor packaging and test business unit of Chamterry Enterprises, Ltd. (see Note 1).

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

 5.  INVENTORIES:

     Inventories consist of raw materials and purchased components which are used in the semiconductor packaging process. The Company's inventories are located at its facilities in the Philippines or at AICL on a consignment basis. Components of inventories follow:

                                                        DECEMBER 31
                                                    --------------------     JUNE 30,
                                                     1995         1996         1997
                                                    -------     --------     --------
          Raw materials.........................    $79,495     $ 93,112     $108,367
          Work-in-process.......................      6,545        8,808        8,729
                                                    -------     --------     --------
                                                    $86,040     $101,920     $117,096
                                                    =======     ========     ========

 6. INVESTMENTS:

     The Company's investments include investments in affiliated companies which provide services to the Company (see Note 11) and certain other technology based companies. Investments are summarized as follows:

                                                          DECEMBER 31          JUNE
                                                      -------------------       30,
                                                       1995        1996        1997
                                                      -------     -------     -------
        Equity Investments (20%-50% owned) --
          Anam Semiconductor & Technology Co.,
             Ltd....................................  $ 8,737     $10,700     $11,197
          Datacom International, Inc................       --       1,335       1,887
          Sunrise Capital Fund......................    1,500       1,328       3,229
                                                      -------     -------     -------
                                                       10,237      13,363      16,313
                                                      -------     -------     -------
        Available for Sale (cost based
          investments) --
          Anam Industrial Company, Ltd. (AICL)......   37,127      23,903      30,125
          Other.....................................   19,249      24,727      26,465
                                                      -------     -------     -------
                                                       56,376      48,630      56,590
                                                      -------     -------     -------
                                                      $66,613     $61,993     $72,903
                                                      =======     =======     =======

     The Company had net unamortized investment costs in excess of the proportionate share of the investee companies' net assets of approximately $347, $1,284 and $2,118 at December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively. The Company is amortizing this excess amount over periods between 10 and 40 years.

     Subsequent to June 30, 1997, the Company sold its equity investment in Anam Semiconductor & Technology Co., Ltd. and certain investments and notes receivable from companies unrelated to the semiconductor packaging and test business to AK Investments, Inc., an unconsolidated affiliate owned by James J. Kim, at cost ($49,740) and AK Investments, Inc. assumed $49,740 of the Company's long-term borrowings from Anam USA, Inc. Management estimates that the fair value of these investments and notes receivable exceeded the carrying value by approximately $25,000 at June 30, 1997.

 7. SHORT-TERM CREDIT FACILITIES:

     At December 31, 1995 and 1996 and June 30, 1997, short-term borrowings consisted of various operating lines of credit and working capital facilities maintained by the Company. These borrowings are secured by receivables, inventories or property. These facilities, which are typically for one-year renewable terms, generally bear interest at current market rates (approximately 8% at June 30, 1997).

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

For the years and six month period ended December 31, 1995 and 1996 and June 30, 1997, the weighted average interest rate on these borrowings was 8.0%, 7.8% and 8.3%, respectively. Included in cash and cash equivalents is $1,200 of certificates of deposit pledged as collateral for certain of these lines. The unused portion of lines of credit total $17,764 at June 30, 1997.

 8. DEBT:

     Following is a summary of the Company's short-term borrowings and long-term debt:

                                                               DECEMBER 31
                                                          ---------------------     JUNE 30,
                                                            1995         1996         1997
                                                          --------     --------     --------
Short-term borrowings (see Note 7)....................    $ 84,620     $150,513     $189,657
Korean Development Bank (KDB) Loan, interest at LIBOR
  plus annual spread (6.74% at June 30, 1997), due
  October, 2000.......................................      50,000       50,000       50,000
KDB loan, interest at LIBOR plus annual spread (6.9%
  at June 30, 1997), due in installments beginning
  March, 1998 through April, 2000.....................          --       71,250       71,250
Floating rate notes, interest at LIBOR plus annual
  spread (7.38% at June 30, 1997), due February,
  2000................................................      40,000       40,000       40,000
Bank debt, interest at LIBOR plus annual spread (8.54%
  at June 30, 1997), due December, 2001...............          --       20,000       20,000
Bank debt, interest at LIBOR plus annual spread (8.54%
  at June 30, 1997), due October, 1997................          --        5,000        5,000
Bank debt, interest at LIBOR plus annual spread (9.14%
  at June 30, 1997), due September, 1999..............          --        4,000        3,750
Bank debt, interest at LIBOR plus annual spread (8.69%
  at June 30, 1997), due in equal installments through
  January, 2001.......................................          --        5,926        5,926
Note payable, interest at Prime (8.5% at June 30,
  1997), due April, 2004..............................          --           --        3,464
Note payable, interest at LIBOR plus 0.75% (7.31% at
  June 30, 1997), due January, 1998...................      12,800       11,000           --
Note payable interest at LIBOR (6.56% at June 30,
  1997), due July, 1998...............................          --           --        4,500
Notes payable, interest at LIBOR (6.56% at June 30,
  1997), due December, 1999...........................          --           --        5,500
Other, primarily capital lease obligations and other
  debt................................................    $  5,085     $  1,568     $    584
                                                          ---------    ---------    ---------
                                                           192,505      359,257      399,631
Less -- Current maturities and short-term
  borrowings..........................................     (85,120)    (191,813)    (240,829)
                                                          ---------    ---------    ---------
                                                          $107,385     $167,444     $158,802
                                                          =========    =========    =========

     The KDB loans were obtained to finance the expansion of the Company's factories in the Philippines. The Company has the option to prepay all or part of the loans on any interest payment date.

     The issued and outstanding Floating Rate Notes (FRNs) were used to repay then existing short-term foreign currency denominated loans and to finance the expansion of the Company's factories in the Philippines. The FRNs, which are due on February 1, 2000, are listed on the Luxembourg Stock Exchange and were issued in denominations of $500. Interest on the FRNs is payable semi-annually in arrears in February and August of each year at six-months LIBOR plus an annual spread. The loans and notes constitute direct, unconditional and unsecured obligations of the Company which rank pari passu among

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

themselves and will rank at least pari passu with all other present and future unsecured and unsubordinated obligations of the Company except for such as may be preferred by mandatory provisions of applicable law. The FRNs are classified as current debt because the holder of the FRNs has announced its intention to redeem, and the Company will repay the FRNs in August, 1997 at their principal amount. In August, 1997 the Company entered into a three month bridge loan with a bank for $55,000. The bridge loan was used to repay the FRNs as well as other debt that was due. The Company expects to enter into a term loan with this bank prior to the expiration of the bridge loan, which term loan would be used to pay off the bridge loan.

     The KDB loans and FRNs are unconditionally and irrevocably guaranteed by AICL.

     Other bank debt instruments were obtained at interest based on Singapore interbank rates and LIBOR plus an annual spread. The loans are secured by the assets of the Company and assets acquired through proceeds from the loans.

     Certain instruments contain, among others, provisions pertaining to the maintenance of specified debt to equity ratios, restrictions with respect to corporate reorganization, acquisition of capital stock and disposition of all or a substantial portion of its assets, except in the ordinary course of business.

     Annual principal payments required under long-term debt and short-term borrowings at June 30, 1997 are as follows:

                                                                    AMOUNT
                                                                   --------
                Current..........................................  $240,829
                1998.............................................    16,706
                1999.............................................    37,475
                2000.............................................    87,742
                2001.............................................    13,051
                2002.............................................        49
                Thereafter.......................................     3,779
                                                                   --------
                          Total..................................  $399,631
                                                                   ========

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

 9. EMPLOYEE BENEFIT PLANS:

U.S. PENSION PLANS

     AEI has a defined contribution benefit plan covering substantially all U.S. employees under which AEI matches 75% of the employee's contributions of between 6% and 10% of salary, up to a defined maximum on an annual basis. The pension expense for this plan was $108, $483, $776 and $455 in 1994, 1995, 1996 and the six months ended June 30, 1997. The pension plan assets are invested primarily in equity and fixed income securities.

PHILIPPINE PENSION PLANS

     AAAP, AAPI and AMI sponsor several defined benefit plans that cover substantially all employees who are not covered by statutory plans. For defined benefit plans, charges to expense are based upon costs computed by independent actuaries.

     The components of net periodic pension cost for the defined benefit plans follows:

                                                     YEAR ENDED DECEMBER 31,         SIX MONTHS
                                                   ----------------------------      ENDED JUNE
                                                    1994       1995       1996        30, 1997
                                                   ------     ------     ------     -------------
Service cost of current period...................  $  948     $  974     $1,542        $   967
Interest cost on projected benefit obligation....     623        811      1,228            726
Actual return on plan assets.....................    (500)      (609)      (677)          (412)
Net amortization and deferrals...................      97        100         98             61
                                                   ------     ------     ------         ------
          Total pension expense..................  $1,168     $1,276     $2,191        $ 1,342
                                                   ======     ======     ======         ======

     It is the Company's policy to make contributions sufficient to meet the minimum contributions required by law and regulation.

     The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit pension plans:

                                                             DECEMBER 31,          JUNE
                                                          -------------------       30,
                                                           1995        1996        1997
                                                          -------     -------     -------
    Actuarial present value of:
      Vested benefit obligation.........................  $ 1,280     $ 1,696     $ 2,148
                                                          =======     =======     =======
      Accumulated benefit obligation....................  $ 1,977     $ 2,848     $ 3,725
                                                          =======     =======     =======
    Actuarial present value of
      Projected benefit obligation......................  $ 8,542     $12,699     $13,721
    Plan assets at fair value...........................    5,765       6,077       7,832
                                                          -------     -------     -------
    Plan assets less than projected benefit
      obligation........................................   (2,777)     (6,622)     (5,889)
    Prior service cost..................................    1,226       1,125       1,072
    Unrecognized net loss...............................       --       1,800       1,186
                                                          -------     -------     -------
    Accrued pension cost................................  $(1,551)    $(3,697)    $(3,631)
                                                          =======     =======     =======

     The weighted average interest rate used in determining the projected benefit obligation was 12% as of December 31, 1995 and 1996 and for the six months ended June 30, 1997. The rates of increase in future compensation levels were 11% as of December 31, 1996 and June 30, 1997 and 10% as of December 31, 1995. The expected long-term rate of return on plan assets was 12% as of December 31, 1995 and 1996 and for the six months ended June 30, 1997.

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

10. INCOME TAXES:

     The provision for income taxes includes federal, state and foreign taxes currently payable and those deferred because of temporary differences between the financial statement and the tax bases of assets and liabilities. The components of the provision for income taxes follow:

                                                                                  FOR THE
                                                                                    SIX
                                                                                  MONTHS
                                                                                   ENDED
                                             FOR THE YEAR ENDED DECEMBER 31,       JUNE
                                             --------------------------------       30,
                                              1994         1995        1996        1997
                                             -------     --------     -------     -------
    Current:
      Federal..............................  $ 1,277     $  6,125     $ 5,880     $ 1,235
      State................................      167          908          60          70
      Foreign..............................       16          498       2,260       3,366
                                             -------     --------     -------     -------
                                               1,460        7,531       8,200       4,671
                                             -------     --------     -------     -------
    Deferred:
      Federal..............................      (60)        (173)       (226)        (72)
      Foreign..............................    1,577         (974)        (98)     (1,910)
                                             -------     --------     -------     -------
                                               1,517       (1,147)       (324)     (1,982)
                                             -------     --------     -------     -------
              Total provision..............  $ 2,977     $  6,384     $ 7,876     $ 2,689
                                             =======     ========     =======     =======

     The reconciliation between the tax payable based upon the U.S. federal statutory income tax rate and the recorded provision follows:

                                                                                  FOR THE
                                                                                    SIX
                                                                                  MONTHS
                                                                                   ENDED
                                                                                   JUNE
                                             FOR THE YEAR ENDED DECEMBER 31,        30,
                                             --------------------------------     -------
                                              1994         1995        1996        1997
                                             -------     --------     -------     -------
    Federal statutory rate.................  $ 5,458     $ 23,458     $15,054     $ 2,949
    State taxes, net of federal benefit....      167          908          60          70
    S Corp. status of AEI..................     (200)     (10,400)     (2,900)     (2,700)
    Difference in rates on foreign
      subsidiaries.........................   (2,448)      (7,582)     (4,338)      2,370
                                             -------     --------     -------     -------
              Total........................  $ 2,977     $  6,384     $ 7,876     $ 2,689
                                             =======     ========     =======     =======

     The Company has structured its global operations to take advantage of lower tax rates in certain countries and tax incentives extended to encourage investment. AAPI had a tax holiday in the Philippines which expired in 1995. AAAP has a tax holiday in the Philippines which expires at the end of 2002. The Company's tax returns have been examined through 1993 in the Philippines and through 1994 in the U.S. The recorded provision for open years is subject to changes upon final examination of these tax returns. Changes in the mix of income from the Company's foreign subsidiaries, expiration of tax holidays and changes in tax laws or regulations could result in increased effective tax rates for the Company.

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                                                                     JUNE
                                                               DECEMBER 31,           30,
                                                            ------------------      -------
                                                             1995        1996        1997
                                                            ------      ------      -------
    Deferred tax assets (liabilities):
      Retirement benefits................................   $  206      $  888      $ 1,832
      Receivables........................................      402         344          721
      Inventories........................................      890       1,057        1,230
      Unrealized foreign exchange losses.................      612         398        2,056
      Unrealized foreign exchange gains..................     (454)       (614)      (1,762)
      Other..............................................      321         225          195
                                                            ------      ------      -------
      Net deferred tax asset.............................   $1,977      $2,298      $ 4,272
                                                            ======      ======      =======

     Non-U.S. income (loss) before taxes and minority interest of the Company was $14,390, $23,800, $20,420 and $(2,168) in 1994, 1995, 1996 and the six
months ended June 30, 1997, respectively.

     The Company's net deferred tax assets include amounts which management believes are realizable through future taxable income.

     At June 30, 1997, the financial reporting basis of AEI's net assets exceeded the tax basis of the net assets by approximately $25,400. In connection with the Offerings, the Company and the stockholders of AEI will enter into a Tax Indemnification Agreement providing that the Company and AEI will be indemnified by such stockholders, with respect to their proportionate share of any federal or state corporate income taxes attributable to the failure of AEI to qualify as an S Corporation for any period or in any jurisdiction for which S Corporation status was claimed through the date AEI terminates its S Corporation status. The Tax Indemnification Agreement will also provide that the Company and AEI will indemnify the stockholders if such stockholders are required to include in income additional amounts attributable to taxable years on or before the date AEI terminates its S Corporation status as to which AEI filed or files tax returns claiming status as an S Corporation.

11.  RELATED-PARTY TRANSACTIONS:

     At June 30, 1997, the Company owned 10.2% of the outstanding stock of AICL (see Note 6), and AICL owned 40% of AAPI. In connection with the Exchange in
 ________ , 1997 (see Note 1), AICL exchanged its ownership of AAPI for 2,390 shares of the Company. In 1996 and the six months ended June 30, 1997, approximately 72% and 68% of the Company's net revenues (see Note 1) were derived from services performed for the Company by AICL, a Korean public company in which the Company and certain of the Company's principal stockholders hold a minority interest. By the terms of a long-standing agreement the Company has been responsible for marketing and selling AICL's semiconductor packaging and test services, except to customers in Korea and Japan to whom AICL has historically sold such services directly. The Company has worked closely with AICL in developing new technologies and products. The Company has recently entered into a five year supply agreement with AICL giving the Company the right to market and sell AICL's packaging and test services and the wafer output of AICL's new wafer foundry. The Company's business, financial condition and operating results have been and will continue to be significantly dependent on the ability of AICL to effectively provide the contracted services on a cost-efficient and timely basis. The termination of the Company's relationship with AICL for any reason, or any material adverse change in AICL's business resulting from underutilization of its capacity, the level of its debt, labor disruptions, fluctuations in foreign exchange rates, changes in governmental

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

policies, economic or political conditions in Korea or any other reason could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has met a significant portion of its financing needs through financing arrangements provided by Anam USA, Inc. ("Anam USA"), AICL's wholly-owned financing subsidiary. A majority of the amount due to Anam USA represents outstanding amounts under financing obtained by Anam USA for the benefit of the Company with the balance representing payables to Anam USA for packaging and service charges paid to AICL. Based on guarantees provided by AICL, Anam USA obtains for the benefit of the Company a continuous series of short-term financing arrangements which generally are less than six months in duration, and typically are less than two months in duration. Because of the short term nature of these loans, the flows of cash to and from Anam USA under this arrangement are significant. Purchases from AICL through Anam USA were $254,266, $354,062, $460,282 and $251,344 for 1994, 1995, 1996 and the six
months ended June 30, 1997. Charges from ANAM USA for interest and bank charges were $3,181, $4,484, $7,074 and $4,583 for 1994, 1995, 1996 and the six months ended June 30, 1997. Amounts payable to AICL and Anam USA were $232,608, $252,221, and $289,634 at December 31, 1995, 1996 and June 30, 1997,
respectively.

     AICL's ability to continue to provide services to the Company will depend on AICL's financial condition and performance. AICL currently has a significant amount of debt relative to its equity, which debt the Company expects will continue to increase in the foreseeable future. As of June 30, 1997, on the basis of Korean generally accepted accounting principles (unaudited) and translated for convenience at the June 30, 1997 exchange rate of Korean Won (W) 888 to 1 U.S. dollar, AICL had current liabilities of approximately W749 billion ($843 million), including approximately W443 billion ($499 million) of current maturities of long-term debt, and had long-term liabilities of approximately W839 billion ($945 million). There can be no assurance that AICL will be able to refinance its existing loans or obtain net loans, particularly in light of recent initiatives by Korean banks to reduce their exposure to highly leveraged companies. In addition, there can be no assurance that AICL will be able to continue to make required interest and principal payments on such loans or otherwise comply with the terms of its loan agreements. Any inability of AICL to obtain financing or generate cash flows from operations sufficient to fund its capital expenditure, debt service and repayment and other working capital and liquidity requirements could have a material adverse effect on AICL's ability to continue to provide services and otherwise fulfill its obligations to the Company.

     As of June 30, 1997, AICL was contingently liable under guarantees in respect of debt of its subsidiaries and affiliates in the aggregate amount of approximately W935 billion ($1.05 billion). Such guarantees included those in respect of all of Anam USA's debt, as well as approximately $161 million of the Company's debt to banks and the Company's obligations under a receivables sale. The Company has met a significant portion of its financing needs through financing arrangements obtained by Anam USA for the benefit of the Company, based on guarantees provided by AICL. As a result of AICL's debt position, there can be no assurance that Anam USA will be able to obtain additional guarantees, if necessary, from AICL. Further, a deterioration in AICL's financial condition could trigger defaults under AICL's guarantees, causing acceleration of such loans. In addition, if any relevant subsidiaries or affiliates of AICL were to fail to make interest or principal payments or otherwise default under their debt obligations guaranteed by AICL, AICL could be required under its guarantees to repay such debt, which event could have a material adverse effect on its financial condition and results of operations.

     Anam Engineering and Construction, an affiliate of AICL, built the packaging facility for AAP in the Philippines. Payments to Anam Engineering and Construction were $6,542, $22,167 and $3,130 in 1995, 1996 and the six months ended June 30, 1997, respectively. Anam Precision Equipment and Anam Instruments manufactures certain equipment used by the Philippine operations. Payments to Anam

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Precision Equipment and Anam Instruments were $6,652 and $357 in 1996 and the six months ended June 30, 1997.

     During 1996, the Company extended guarantees on behalf of an affiliate to vendors used by this affiliate. Outstanding guarantees as of December 31, 1996 and June 30, 1997 were $25,079 and $11,236, respectively. Amounts guaranteed under this agreement fluctuate due to the cyclical nature of the affiliate's retail business. Balances guaranteed at December 31 are generally the largest.

     The Company has executed a surety and guarantee agreement on behalf of an affiliate. The Company has unconditionally guaranteed the affiliate's obligation under a $17,000 line of credit and a $13,000 term loan note. As of June 30, 1997, there were no amounts outstanding under the line of credit and $10,500 was outstanding under the term loan note. The Company has also unconditionally guaranteed another affiliate's obligation under a $4,000 term loan agreement and a $1,000 line of credit. As of June 30, 1997, there was $4,000 outstanding under the term loan and no amounts outstanding under the line of credit.

     A principal stockholder of the Company has extended guarantees on behalf of the Company in the amount of $88,000 at June 30, 1997.

     The Company leases office space in West Chester, PA and Chandler, AZ from certain shareholders of Amkor Electronics. These leases expire in 2006 and 2001 respectively. The Company has the option to extend the West Chester lease for an additional 10 years through 2016. Amounts paid in 1996 and for the six months ended June 30, 1997 were $1,343 and $823, respectively (see Note 15).

     At December 31, 1995 and 1996 and for the six months ended June 30, 1997, the Company has long-term notes receivable from affiliates of $626, $6,711 and $10,128, respectively. Realization of these notes is dependent upon the ability of the affiliates to repay the notes. In management's opinion, these receivables are recorded at the net realizable value. In September 1997, $5,710 of these notes were satisfied as a result of the purchase of the Chandler facility (see
Note 15).

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies; however, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

     The methods and assumptions used to estimate the fair value of significant classes of financial instruments is set forth below:

          Available for sale investments -- The fair value of these financial instruments was estimated based on market quotes, recent offerings of similar securities, current and projected financial performance of the Company and net asset positions.

          Short-term borrowings -- Short-term borrowings have variable rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of this debt is a reasonable estimate of fair value.

          Long-term debt and due to affiliates -- Long-term debt and due to affiliates have variable rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of fair value.

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

13.  COMMITMENTS AND CONTINGENCIES:

     The Company is involved in various claims and litigation incidental to the conduct of its business. Based on consultation with legal counsel, management does not believe that any claims or litigation to which the Company is a party will have a material adverse effect on the Company's financial condition or results of operations.

     Future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at June 30, 1997, are:

                1997(6 months).....................................   $3,162
                1998...............................................    5,948
                1999...............................................    5,762
                2000...............................................    5,532
                2001...............................................    5,136
                2002...............................................    5,214

     Rent expense amounted to $2,742, $3,692, $5,520 and $3,863 for 1994, 1995,
1996 and the six months ended June 30, 1997, respectively.

     The Company has various purchase commitments for materials, supplies and capital equipment incident to the ordinary conduct of business. As of June 30, 1997 the Company had commitments for capital equipment of approximately $60,000. In the aggregate, such commitments are not at prices in excess of current market.

14. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION:

     The Company is primarily engaged in one industry segment, namely, the packaging and testing of integrated circuits. Financial information, summarized by geographic area, is as follows:

                                       UNITED
                                       STATES        EUROPE      PHILIPPINES     ELIMINATIONS     CONSOLIDATED
                                     ----------     --------     -----------     ------------     ----------
Six months ended June 30, 1997:
  Net revenues from unaffiliated
    customers......................  $  577,640     $ 85,849      $      --       $       --      $  663,489
  Net revenues from affiliates.....          --           --        125,460         (125,460)             --
                                     ----------     --------       --------        ---------      ----------
  Total net revenues...............     577,640       88,968        125,460         (125,460)        663,489
  Income before income taxes and
    minority interest..............      10,593       11,628        (13,796)              --           8,425
  Identifiable assets..............     451,858       27,400        509,921         (209,942)        779,237
  Corporate assets.................                                                                  154,420
                                                                                                  ----------
  Total assets.....................                                                               $  933,657
                                                                                                  ==========
Year ended December 31, 1996:
  Net revenues from unaffiliated
    customers......................  $1,013,182     $157,819..    $      --       $       --      $1,171,001
  Net revenues from affiliates.....          --           --        198,637         (198,637)             --
                                     ----------     --------       --------        ---------      ----------
  Total net revenues...............   1,013,182      157,819        198,637         (198,637)      1,171,001
  Income before income taxes and
    minority interest..............      22,592       12,473          7,947               --          43,012
  Identifiable assets..............     350,988       19,806        424,653         (183,255)        612,192
  Corporate assets.................                                                                  185,421
                                                                                                  ----------
  Total assets.....................                                                               $  797,613
                                                                                                  ==========

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       UNITED
                                       STATES        EUROPE      PHILIPPINES     ELIMINATIONS     CONSOLIDATED
                                     ----------     --------      --------        ---------       ----------
Year ended December 31, 1995:
  Net revenues from unaffiliated
    customers......................  $  792,285     $140,097..    $      --       $       --      $  932,382
  Net revenues from affiliates.....          --           --        128,164         (128,164)             --
                                     ----------     --------       --------        ---------      ----------
  Total net revenues...............     792,285      140,097        128,164         (128,164)        932,382
  Income before income taxes and
    minority interest..............      43,223       13,019         10,781               --          67,023
  Identifiable assets..............     323,886       19,014        270,185         (179,166)        433,919
  Corporate assets.................                                                                  201,949
                                                                                                  ----------
  Total assets.....................                                                               $  635,868
                                                                                                  ==========
Year ended December 31, 1994:
  Net revenues from unaffiliated
    customers......................  $  488,329     $84,589..     $      --       $       --      $  572,918
  Net revenues from affiliates.....          --           --         76,591          (76,591)             --
                                     ----------     --------       --------        ---------      ----------
  Total net revenues...............     488,329       84,589         76,591          (76,591)        572,918
  Income before income taxes and
    minority interest..............       1,205        9,118          5,272               --          15,595
  Identifiable assets..............     267,615       17,436        134,704          (89,081)        330,674
  Corporate assets.................                                                                   95,848
                                                                                                  ----------
  Total assets.....................                                                               $  426,522
                                                                                                  ==========

     Sales between affiliates are priced at customer selling price less material costs provided by the segment, less a sales commission. Net revenues from unaffiliated customers for the United States include $109,532, $160,507 and $101,939 of revenues from unaffiliated foreign customers for the years and six months ended December 31, 1995, 1996 and June 30, 1997, respectively. No other periods presented had sales to unaffiliated foreign customers from the United States of 10% or more of total consolidated net revenues. Identifiable assets are those assets that can be directly associated with a particular geographic area. Corporate assets are those assets which are not directly associated with a particular geographic area and consist primarily of cash and cash equivalents, investments and advances or loans to another geographic segment.

15.  SUBSEQUENT EVENTS:

     Effective July 7, 1997, the Company entered into a Receivables Sale Agreement (the "Agreement") with a bank (the "Purchaser"), and under the Agreement, the Purchaser has committed to purchase, with limited recourse, all right, title and interest in selected accounts receivable of the Company, up to a maximum of $100,000. In connection with the Agreement, the Company established a wholly owned, bankruptcy remote subsidiary, Amkor Receivables Corp., to purchase accounts receivable at a discount from the Company on a continuous basis, subject to certain limitations as described in the Agreement. Amkor Receivables Corp. simultaneously sells the accounts receivable at the same discount to the Purchasers.

     On September 11, 1997, the office being leased in Chandler, Arizona was purchased from certain stockholders of the Company. The total purchase price of the building ($5,710) represents the carrying value to the stockholders.

     On October   , 1997, the stockholders of each of the Amkor Companies
described in Note 1 exchanged all of their shares of these companies for 82,610 newly issued shares of Amkor Technology, Inc. ("ATI") a holding company
established for this purpose. ATI filed a registration statement on October   ,
1997 with the Securities and Exchange Commission as part of a proposed plan to reduce outstanding borrowings and to increase the stockholders' equity. ATI
intends to raise approximately $          (after deducting the underwriting
discount and estimated offering expenses) from the sale of

                             AMKOR TECHNOLOGY, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

          shares of common stock (the "Offerings"). Approximately $          of
the proceeds will be used to reduce short-term borrowings and long-term debt. In connection with the Offerings, certain existing stockholders intend to sell
approximately           of their shares.

     The Company plans on establishing stock option plans in October 1997 pursuant to which 2,600,000 shares of common stock will be reserved for future issuance upon the exercise of stock options granted to employees, consultants and directors. The options will be issued at fair value and generally will vest over five years.

     Concurrently with the Exchange, the Company intends to issue 2,390 shares of common stock to AICL in exchange for its 40% interest in AAPI. The Company will account for this transaction as a purchase and eliminate the minority
interest liability and recognize goodwill of approximately $          .

16. PRO FORMA ADJUSTMENTS:

  STATEMENT OF INCOME

     Pro forma adjustments are presented to reflect a provision for income taxes as if AEI had not been an S Corporation for all of the periods presented. Pro forma net income per common share is based on the weighted average number of shares outstanding as if the Reorganization had occurred at the beginning of the period presented.

  BALANCE SHEET

     As discussed in Note 1, the Company intends to reorganize prior to the effective date of the contemplated offering. AEI will terminate its S Corporation status at which time additional deferred tax liabilities of $10,000 will be recorded for existing temporary differences between the book and tax bases of assets and liabilities. If the termination of AEI's S Corporation status would have occurred on June 30, 1997, AEI would have declared a distribution of $11,800 of previously taxed income. Any amounts remaining in retained earnings related to AEI will be reclassified to additional paid in capital. The pro forma balance sheet is presented to reflect these changes as if they occurred on June 30, 1997.

======================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH THE INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    6
Reorganization.........................   18
Relationship with Anam Industrial Co.,
  Ltd..................................   19
Use of Proceeds........................   22
Dividend Policy........................   22
Capitalization.........................   23
Dilution...............................   24
Selected Consolidated Financial Data...   25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   27
Business...............................   37
Management.............................   52
Certain Transactions...................   56
Principal and Selling Stockholders.....   59
Description of Capital Stock...........   60
Shares Eligible for Future Sale........   61
Certain United States Federal Tax
  Consequences to Non-United States
  Holders of Common Stock..............   63
Underwriting...........................   66
Legal Matters..........................   69
Experts................................   69
Additional Information.................   69
Glossary...............................   70
Index to Consolidated Financial
  Statements...........................  F-1

                            ------------------------

UNTIL          , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERINGS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                  SHARES

AMKOR
TECHNOLOGY, INC.

COMMON STOCK
($.001 PAR VALUE)

                                      LOGO
SALOMON BROTHERS INC

BANCAMERICA
ROBERTSON STEPHENS

COWEN & COMPANY
PROSPECTUS

DATED             , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts, commissions and certain accountable expenses, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

        SEC Registration Fee.............................................   $121,970
        NASD Filing Fee..................................................     30,500
        Nasdaq National Market System Listing Fee........................     50,000
        Printing Fees and Expenses.......................................      *
        Legal Fees and Expenses..........................................      *
        Accounting Fees and Expenses.....................................      *
        Blue Sky Fees and Expenses.......................................      5,000
        Transfer Agent and Registrar Fees................................      *
        Miscellaneous....................................................      *
                                                                            ----------
                  Total..................................................   $  *
                                                                            ==========

---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     The Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     The Registrant's Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     The form of Underwriting Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the Registrant's directors and officers in certain circumstances as provided therein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In                , 1997,      shares of the Company's Common Stock were
issued to Mr. James Kim and members of his family in exchange for their outstanding interests in AEI and certain other Amkor Companies. In addition, in
               , 1997                shares of Common Stock were issued to AICL
in exchange for its 40% interest in Amkor/Anam Pilipinas, Inc. Such issuances were made pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. See "Reorganization" in Part I hereof. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     (a) Exhibits


     1.1    Form of Underwriting Agreement.*
     3.1    Certificate of Incorporation.+
     3.2    Bylaws.+
     4.1    Specimen Common Stock Certificate.*
     5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to the
            legality of the securities being registered.*
    10.1    Form of Indemnification Agreement for directors and officers.*
    10.2    1997 Stock Plan and form of agreement thereunder.*
    10.3    Receivables Purchase Agreement between Amkor Electronics, Inc. and Amkor
            Receivables Corp., dated June 20, 1997.+
    10.4    Tax Indemnification Agreement dated             , 1997 between Amkor Technology,
            Inc., Amkor Electronics, Inc. and certain stockholders of Amkor Technology, Inc.*
    10.5    Bridge Loan Agreement between Amkor/Anam Pilipinas, Inc., Anam Industrial Co.,
            Ltd. and the Korea Development Bank for $55,000,000, dated July 1997.+
    10.6    Loan Agreement between Amkor/Anam Pilipinas, Inc. and the Korea Development Bank
            for $71,000,000, dated March 28, 1996.+
    10.7    Loan Agreement between Amkor/Anam Pilipinas, Inc. and the Korea Development Bank
            for $50,000,000, dated September 7, 1995.+
    10.8    Commercial Office Lease between Chandler Corporate Center Phase II, G.P. and
            Amkor Electronics, Inc., dated September 6, 1993.+
    10.9    Commercial Office Lease between the 12/31/87 Trusts of Susan Y., David D. and
            John T. Kim and Amkor Electronics, Inc., dated October 1, 1996.+
    10.10   Commercial Office Lease between the 12/31/87 Trusts of Susan Y., David D., and
            John T. Kim and Amkor Electronics, Inc., dated June 14, 1996.+
    10.11   Contract of Lease between Corinthian Commercial Corporation and Amkor/Anam
            Pilipinas Inc., dated October 1, 1990.+
    10.12   Contract of Lease between Salcedo Sunvar Realty Corporation and Automated
            Microelectronics, Inc., dated May 6, 1994.+
    10.13   Lease Contract between AAPI Realty Corporation and Amkor/Anam Advanced Packaging,
            Inc., dated November 6, 1996.+
    10.14   Immunity Agreement between Amkor Electronics, Inc. and Motorola, Inc., dated June
            30, 1993.++
    10.15   Assembly Agreement between Amkor Electronics, Inc. and Intel Corporation, dated
            July 17, 1991.++
    10.16   1997 Director Stock Option Plan and form of agreement thereunder.*
    10.17   Amkor Electronics, Inc. 401(k) Plan.*
    21.1    List of Subsidiaries of the Registrant.*
    23.1    Consent of Independent Public Accountants.
    23.2    Consent of Counsel (included in Exhibit 5.1).*

    24.1    Power of Attorney.+
    27.1    Financial Data Schedule+


---------------


 * To be filed by amendment.



 + Previously Filed.



++ Confidential Treatment requested as to certain portions of this exhibit.


SCHEDULE VIII -- VALUATION AND QUALIFYING ACCOUNTS

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Chester, State of Pennsylvania, on the 27th day of October 1997.


                                          AMKOR TECHNOLOGY, INC.


                                          By:    /s/ FRANK J. MARCUCCI


                                            ------------------------------------

                                                     Frank J. Marcucci


                                                Chief Financial Officer and
                                                          Secretary



     Pursuant to the requirements of the Securities Act of 1933, the Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ----------------------------   -----------------

              /s/ JAMES J. KIM*                 Chief Executive Officer and    October 27, 1997
---------------------------------------------     Chairman
                James J. Kim

            /s/ FRANK J. MARCUCCI               Chief Financial Officer and    October 27, 1997
---------------------------------------------     Secretary
              Frank J. Marcucci

             /s/ JOHN N. BORUCH*                President and Director         October 27, 1997
---------------------------------------------
               John N. Boruch

             /s/ LOUIS J. SIANA*                Director                       October 27, 1997
---------------------------------------------
               Louis J. Siana

         *By: /s/ FRANK J. MARCUCCI
---------------------------------------------
              Frank J. Marcucci
             (Attorney-in-fact)

                     INDEX TO FINANCIAL STATEMENT SCHEDULES*

                                                                                    SEQUENTIALLY
SCHEDULE                                                                              NUMBERED
 NUMBER                           DESCRIPTION OF SCHEDULES                              PAGE
--------     -------------------------------------------------------------------    ------------
             Report of Independent Public Accountants...........................         S-2
  VIII       Valuation and Qualifying Accounts..................................         S-3

---------------

* All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related rates.

     After the Exchange transaction discussed in Note 1 and the issuance of shares of common stock of the Company to Anam Industrial Co., Ltd. in exchange for their 40% interest in AAPI as discussed in Note 15 to the Amkor Technology, Inc. and subsidiaries' consolidated financial statements is effected, we expect to be in position to render the following audit report.


October 27, 1997


                                          ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Amkor Technology, Inc.:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Amkor Technology, Inc. and subsidiaries
included in this prospectus and have issued our report thereon dated           ,
1997. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is presented for purpose of complying with the Securities and Exchange Commission and is not a part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                                   SCHEDULE VIII

                             AMKOR TECHNOLOGY, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                            BALANCE AT     ADDITIONS                                 BALANCE AT
                            BEGINNING      CHARGED TO                                   END
                            OF PERIOD       EXPENSE       WRITE-OFFS     OTHER       OF PERIOD
                            ----------     ----------     ---------     --------     ----------
Year ended December 31,
  1994:
  Allowance for doubtful
     accounts...........    $      524     $      500     $    (546)    $      9     $      487
Year ended December 31,
  1995:
  Allowance for doubtful
     accounts...........    $      487     $      500     $      --     $     56     $    1,043
Year ended December 31,
  1996:
  Allowance for doubtful
     accounts...........    $    1,043     $      660     $    (564)    $     40     $    1,179
Six months ended June
  30, 1997:
  Allowance for doubtful
     accounts...........    $    1,179     $      800     $      --           --     $    1,979

                               INDEX TO EXHIBITS


    EXHIBIT
    NUMBER                                      DESCRIPTION
    ------    -------------------------------------------------------------------------------
     1.1      Form of Underwriting Agreement.*
     3.1      Certificate of Incorporation.+
     3.2      Bylaws.+
     4.1      Specimen Common Stock Certificate.*
     5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to
              the legality of the securities being registered.*
    10.1      Form of Indemnification Agreement for directors and officers.*
    10.2      1997 Stock Plan and form of agreement thereunder.*
    10.3      Receivables Purchase Agreement between Amkor Electronics, Inc. and Amkor
              Receivables Corp., dated June 20, 1997.+
    10.4      Tax Indemnification Agreement dated             , 1997 between Amkor
              Technology, Inc., Amkor Electronics, Inc. and certain stockholders of Amkor
              Technology, Inc.*
    10.5      Bridge Loan Agreement between Amkor/Anam Pilipinas, Inc., Anam Industrial Co.,
              Ltd. and the Korea Development Bank for $55,000,000, dated July 1997.+
    10.6      Loan Agreement between Amkor/Anam Pilipinas, Inc. and the Korea Development
              Bank for $71,000,000, dated March 28, 1996.+
    10.7      Loan Agreement between Amkor/Anam Pilipinas, Inc. and the Korea Development
              Bank for $50,000,000, dated September 7, 1995.+
    10.8      Commercial Office Lease between Chandler Corporate Center Phase II, G.P. and
              Amkor Electronics, Inc., dated September 6, 1993.+
    10.9      Commercial Office Lease between the 12/31/87 Trusts of Susan Y., David D. and
              John T. Kim and Amkor Electronics, Inc., dated October 1, 1996.+
    10.10     Commercial Office Lease between the 12/31/87 Trusts of Susan Y., David D., and
              John T. Kim and Amkor Electronics, Inc., dated June 14, 1996.+
    10.11     Contract of Lease between Corinthian Commercial Corporation and Amkor/Anam
              Pilipinas Inc., dated October 1, 1990.+
    10.12     Contract of Lease between Salcedo Sunvar Realty Corporation and Automated
              Microelectronics, Inc., dated May 6, 1994.+
    10.13     Lease Contract between AAPI Realty Corporation and Amkor/Anam Advanced
              Packaging, Inc., dated November 6, 1996.+
    10.14     Immunity Agreement between Amkor Electronics, Inc. and Motorola, Inc., dated
              June 30, 1993.++
    10.15     Assembly Agreement between Amkor Electonics, Inc. and Intel Corporation, dated
              July 17, 1991.++
    10.16     1997 Director Stock Option Plan and form of agreement thereunder.*
    10.17     Amkor Electronics, Inc. 401(k) Plan.*
    21.1      List of Subsidiaries of the Registrant.*
    23.1      Consent of Independent Auditors.
    23.2      Consent of Counsel (included in Exhibit 5.1).*
    24.1      Power of Attorney (see page II-4).+
    27.1      Financial Data Schedule.+


---------------

 * To be filed by amendment.


 + Previously Filed.



++ Confidential Treatment requested as to certain portions of this exhibit.